Uranium
Participation
Corporation



Atrium on Bay 595 Bay Street Suite 402 Toronto Ontario M5G 2C2
Tel 416 979 1991
Fax 416 979 5893
www.uraniumparticipation.com

February 10, 2010

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A



Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Ladies and Gentlemen:

Re: Uranium Participation Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (**SEC File No. 82-35023**)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

Press Release dated December 21, 2009
Press Release dated January 11, 2010
Execution Copy of the Implementation Agreement dated January 10, 2010
Material Change Report dated January 13, 2010
Notice of the Meeting and Record Date dated January 14, 2010
Amended and Restated Rule 2.10 Announcement filed January 18, 2010
Press Release dated January 21, 2010
Press Release dated January 28, 2010
QVT Financial LP letter dated January 10, 2010 addressed to the Directors of Uranium Participation Corporation filed February 5, 2010
Director's Irrevocable Undertaking dated January 7, 2010 addressed to the Directors of Yellow Participation Corporation filed February 5, 2010

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has offered for distribution to its security holders

None

dlw 2/24

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (416) 979 – 1991 Ext. 235.

Very truly yours,

URANIUM PARTICIPATION CORPORATION

By: 

Andre Desautels
Corporate Secretary

Enclosures

Uranium
Participation
Corporation



Press Release

FOR IMMEDIATE RELEASE | Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT NOVEMBER 30, 2009

TORONTO, December 21, 2009 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at November 30, 2009 was CDN$543,773,000 or CDN$6.35 per share. As at November 30, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 265,817
Uranium hexafluoride ("UF_6")	1,962,230 KgU	$ 341,003	$ 248,983
		$ 608,569	$ 514,800
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 48.11[1]
- In United States dollars		$ 43.41	$ 45.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 126.89[1]
- In United States dollars		$ 159.48	$ 120.00

[1] Converted at the November 30, 2009 exchange rate of $1.0574.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

THIS RELEASE AND DISTRIBUTION OF THIS ANNOUNCEMENT IS RESTRICTED IN THE UNITED STATES AND IN RESPECT OF U.S. PERSONS. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND NO SECURITIES DESCRIBED HEREIN HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Uranium Participation Corporation



uranium limited

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION AND URANIUM LIMITED REACH AGREEMENT IN RELATION TO THE PROPOSED ACQUISITION OF URANIUM LIMITED BY URANIUM PARTICIPATION CORPORATION

Toronto, ON, January 11, 2010: Uranium Participation Corporation (the "Company" or "UPC") (TSX:U) and Uranium Limited ("UL") (AIM, TSX:UML) are pleased to announce the signing of an implementation agreement pursuant to which UPC will make an offer to acquire all of the issued ordinary share capital of UL (the "Transaction").

Under the terms of the Transaction, holders of UL ordinary shares (each a "UL Share") will receive 0.50 of one common share of UPC (each a "UPC Share") for each UL Share held on the closing of the Transaction, which is expected to be at the end of March 2010. The Transaction values UL at approximately £84.3 million (Cdn$139.4 million) and each UL Share at 204.3 pence (Cdn$3.38) based on the closing price of one UPC Share of Cdn$6.76 on January 8, 2010, being the last trading day prior to the date of this announcement. The per share consideration to be received by UL shareholders represents a premium of 27.7% based on the closing price of UL Shares on AIM and the UPC Shares on the TSX on January 8, 2010, a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on January 8, 2010, and a premium of 7.0% to UL's net asset value ("NAV"), based on the closing price of UPC Shares on January 8, 2010 on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at December 31, 2009.

UL holds 1,725,000 pounds of uranium oxide ("U_3O_8") and 412,000 kgU as uranium hexafluoride ("UF_6"). Upon completion of the Transaction, the combined holdings of uranium material by UPC will consist of 7,250,000 pounds U_3O_8 and 2,374,230 kgU as UF_6.

Mr. Richard H. McCoy, Chairman of UPC, comments, "This Transaction allows UPC to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both UL and UPC shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Kelvin Williams, Non-Executive Chairman of UL, said: "This Transaction provides UL shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for UL shareholders a comparable exposure to anticipated uranium price upside."

UPC is also pleased to announce that it plans to implement a normal course issuer bid program ("NCIB"). The NCIB will allow UPC to buy back UPC Shares in situations when the Board deems appropriate. The goal of the NCIB is to support UPC Shares trading at an attractive level relative to net asset value.

KEY BENEFITS OF THE TRANSACTION

The Directors of UPC have determined that the Transaction is attractive to UPC and its shareholders for the following reasons:

- allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC shareholders.

The Directors of UL believe that the Transaction should lead to the following benefits for UL shareholders:

- a substantially improved trading relationship with NAV for UPC Shares relative to existing UL Shares. Over the last twelve months, UL Shares have consistently traded at a discount to NAV averaging 21.0% over the period, by contrast UPC Shares have traded with a much closer relation to NAV, and at an average discount of 1.9% to NAV over the same period;
- significantly enhanced liquidity for UPC Shares in comparison with existing UL Shares. Over the last twelve months, UL Shares have traded at an average daily reported volume of approximately 66,348 shares on AIM and 2,812 shares on the TSX, which contrasts with an average daily reported volume for UPC Shares of approximately 323,424 shares on the TSX over the same period;
- improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and
- participation in a combined entity, with comparable investment objectives and strategy to UL, thereby ensuring that UL shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

BOARD OF DIRECTORS

On completion of the Transaction, Mr. Kelvin Williams will join the board of UPC. Mr. Williams is the current Chairman of the board of UL. The existing members of UPC's board of directors will remain unchanged.

TERMS OF THE ACQUISITION

It is intended that the Transaction will be effected by way of a court approved scheme of arrangement pursuant to Part VIII of The Companies (Guernsey) Law, 2008 (as amended) (a "Scheme"). However, UPC reserves the right to elect to implement the Transaction by means of a takeover pursuant to Part XVIII of The Companies (Guernsey) Law, 2008, as amended, and the City Code on Takeovers and Mergers.

Under the terms of the Transaction, the holders of UL Shares will receive 0.50 of one UPC Share for each UL Share held. Upon completion of the Transaction, UPC will issue approximately 20.6 million UPC Shares. The UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL. The issuance of the UPC Shares is subject to

approval by the current holders of the UPC Shares by ordinary resolution at the UPC shareholder meeting.

Irrevocable agreements to vote in favour of the Scheme (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,859,630 UL shares in aggregate, representing approximately 28.8% of UL's existing issued ordinary share capital have been obtained.

Full details of the Transaction will be included in the management information circular of UPC and the scheme document of UL, which will be mailed to the UPC shareholders and UL shareholders, respectively. The documents are expected to be filed with the appropriate regulatory authorities and mailed to the applicable company's shareholders by mid-February, 2010.

The Transaction is subject to the usual regulatory and court approvals and to obtaining the approval of a minimum of 75% by value and more than 50% by number approval of those shares voted at the meeting of the shareholders of UL, and the majority approval of the shareholders of UPC at a special meeting of the shareholders of UPC to be held in mid-March, 2010. The parties expect that the Transaction will close by the end of March, 2010, but in any event by May 10, 2010.

ADVISORS

UPC's financial advisor is Cormark Securities Inc. Heenan Blaikie, LLP (Canada), Dewey & LeBoeuf LLP (England), and Carey Olsen (Guernsey) are acting as legal counsel to UPC.

UL's financial advisor and nominated advisor is Canaccord Adams Limited. Simmons & Simmons (England), Stikeman Elliot LLP (Canada) and Ozannes (Guernsey) are acting as legal counsel to UL.

BOARD RECOMMENDATIONS

The directors of UPC eligible to vote on the Transaction have unanimously approved the Transaction and will be recommending that the shareholders of UPC approve the issuance of the UPC Shares as consideration on the Transaction.

The board of directors of UL have also unanimously approved the Transaction and will be recommending that the UL shareholders approve the Transaction.

Information on UPC

UPC is an investment holding company which invests substantially all of its assets in U_3O_8 and UF_6 (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about UPC is available on SEDAR at www.sedar.com and on UPC's website at www.uraniumparticipation.com.

Information on UL

UL is an investment company created to invest substantially all of its assets in natural uranium with the primary investment objective of achieving capital appreciation in the value of its uranium holdings. Additional information about UL is available on SEDAR at www.sedar.com and on UL's website at www.uraniumlimited.com.

Forward-Looking Information

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium

and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

For further information, please contact:

UPC

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

UL

Kelvin Williams, Non-Executive Chairman +44 (0) 1481 234 200

William Scott, Non-Executive Director

An announcement has also been made today in accordance with Rule 2.5 of the UK Takeover Code. The Rule 2.5 announcement follows.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Uranium Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law, 2008, as amended

Summary

- The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

- It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

- Under the terms of the Scheme, the holders of Scheme Shares will receive 0.50 of one UPC Share for each Scheme Share held.

- The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL share at 204.3 pence based on the closing price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

- No dividends or other distributions will be declared, made or paid hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The UL Shares will be acquired by UPC as fully paid and free from all Encumbrances together with all rights now or hereafter attaching thereto,

including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme (or, if applicable, the City Code Offer) represents:

  - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;

  - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and

  - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

- The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

- The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

- Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The New UPC Shares will not be listed for trading or trade on any other stock exchange.

- The Transaction has been unanimously recommended by the Directors of UL.

- The Transaction has been unanimously recommended by the Directors of UPC entitled to vote.

- UL is a non-cellular investment company limited by shares registered in the Island of Guernsey which provides investors with investment exposure to the price of uranium.

- UPC is based in Canada and is a corporation under the Business Corporations Act (Ontario) which invests substantially all of its assets in uranium with the primary objective of achieving appreciation in the value of its uranium holdings and the mission to provide an alternative for investors interested in holding uranium.

- The UL Board believes that the Transaction should lead to the following benefits:

  - a substantially improved trading relationship with NAV for the New UPC Shares relative to existing UL Shares. Over the last twelve months, UL Shares have consistently traded at a discount to NAV averaging 21.0% over the period, by contrast UPC Shares have traded with a much closer relation to NAV, and at an average discount of 1.9% to NAV over the same period;

  - significantly enhanced liquidity for the New UPC Shares in comparison with existing UL Shares. Over the last twelve months, UL Shares have traded at an average daily reported volume of approximately 66,348 shares on AIM and 2,812 shares on the TSX, which contrasts with an average daily reported volume for UPC Shares of approximately 323,424 shares on the TSX over the same period;

  - improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and

  - participation in a combined entity, with comparable investment objectives and strategy to UL, thereby ensuring that UL shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

- The sole Director of UL who holds UL Shares has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer) in respect of his own legal and beneficial holdings of 22,095 UL Shares in aggregate, representing approximately 0.05% of UL's existing issued ordinary share capital and 0.05% of the issued UL Shares entitled to vote at the Court Meeting.

- In addition, UPC has received an irrevocable undertaking from QVT Financial LP, on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer). The irrevocable undertaking is in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's existing issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

- In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

- The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which

represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

- Appendix I sets out the Conditions and certain further terms which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be) will apply to the Transaction. Appendix II contains information on the source of certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III.

Commenting on the Transaction, Richard H. McCoy, Chairman of the Board of UPC, said:

> "This Transaction allows UPC to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both UL and UPC shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Commenting on the Transaction, Kelvin Williams, Non-Executive Chairman of UL, said:

> "This Transaction provides UL shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for UL shareholders a comparable exposure to anticipated uranium price upside."

This summary should be read in conjunction with and is subject to, the full text of the following announcement. The Transaction is subject to the Conditions and further terms set out in the Appendices and to be set out in the Scheme Documents.

Enquiries:

UPC Tel: +1 (416) 979 1991

Ron Hochstein

James Anderson

Cormark Securities Inc. Tel: +1 (800) 461 2275

(financial advisor to UPC)

Peter Grosskopf

Boris Novansky

Adam Spencer

UL Tel: +44 (0) 1481 234 200

Kelvin Williams

William Scott

Canaccord Adams Limited Tel: +44 (0)20 7050 6500

(financial advisor to UL)

Rory O'Sullivan

Ryan Gaffney

Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates", within the meaning of the Securities Act, of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme

Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the law of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey or the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under Companies Law 2008 of the Island of Guernsey. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canadian or US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable acquisitions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the

relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any Canadian jurisdiction and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey or the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future

financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

UL Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law 2008, as amended

1 Introduction

The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

2 The Transaction

It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

Under the terms of the Transaction, the holders of Scheme Shares will receive:

For each UL Share 0.50 New UPC Share

Fractions of a New UPC Share will not be issued.

The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL Share at 204.3 pence based on the Closing Price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

No dividends or other distributions will be declared, made or paid on the UL Shares hereafter until the Effective Date. If, despite the prohibition above, any dividends or

other distributions are so declared, made or paid on the UL Shares, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme of Arrangement (or, if applicable, the City Code Offer) represents:

  - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;

  - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and

  - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL.

The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

The New UPC Shares will not be listed for trading or trade on any other stock exchange.

The UL Shares will be acquired by UPC as fully paid up and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The conditions and certain further terms of the Transaction are set out or referred to in Appendix I which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be), will apply to the Transaction.

3 Background to, and reasons for, the Transaction and UPC's intentions in relation to UL

Since its inception, the mission of UPC has been to provide an investment alternative for investors interested in holding uranium. The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

UPC has satisfied investor demand by conducting equity financings and market purchases of uranium. UPC's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for UPC Shares.

With these criteria, the Board of UPC, can determine if growing UPC's uranium holdings is attractive. Since May 2005, UPC has completed eight public offerings, raising gross proceeds of Cdn$647.0 million, and a further Cdn$31.2 million from the exercise of previously issued warrants.

As UPC grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell UPC Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of UPC evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of UPC have determined that the Transaction is attractive to UPC and its shareholders for the following reasons:

- allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC Shareholders.

As a result of the Transaction, UPC will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU of UF_6.

4 Background to the recommendation

UL's shares have, since July 2008, been trading at a discount to its NAV per share. The Board of UL have considered alternatives to achieve a reduction in the discount to its NAV per share, primarily by improving liquidity and trading volumes. In an effort to improve liquidity and achieve share price appreciation, UL on 30 December 2008 listed its shares on the TSX. This listing has however failed to improve the liquidity of UL's Shares and trading volumes have remained low throughout 2009.

The share price discount to NAV prevents UL from raising funds by the issue of further equity capital, not only as it is commercially unattractive to its existing shareholders, but UL's articles of incorporation do not permit UL to issue share capital at a discount to its prevailing NAV.

The Board of UL recognise that UPC Shares have consistently exhibited better liquidity and greater trading volume than UL Shares. As a result, UPC's shares have historically not suffered from trading at a persistent discount to NAV, which is in contrast to UL Shares.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from the better liquidity offered by UPC's shares, as well as their greater parity with NAV.

Based on UPC's history of successful financings that have broadened their shareholder base and improved liquidity, the Board of UL believes that UPC will also be in a better position to raise finance through the issue of equity capital, and therefore are better able to take advantage of future opportunities in the uranium market.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from improved trading liquidity, a better relation of the share price to NAV, and long term capital appreciation as envisaged by current forecasts for uranium prices. Under the Transaction, UL Shareholders will receive shares in a company with comparable investment objectives and strategy to UL, thereby ensuring that they will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

5 Irrevocable undertakings

Anthony Pickford, the sole Director of UL owning UL Shares, has irrevocably undertaken in respect of his own legal and beneficial holdings of 22,095 UL Shares, in aggregate representing approximately 0.05% of the existing issued ordinary share capital of UL, and 0.05% of the issued UL Shares entitled to vote at the Court Meeting, to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer). This irrevocable undertaking will remain binding even if a competing offer is made for UL.

In addition, QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is

implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme, in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

6 Information on UPC and the UPC Group

UPC is an investment holding company which invests substantially all of its assets in uranium, either in the form of uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. UPC's mission is to provide an investment alternative for investors interested in holding uranium. UPC's constating documents prescribes that at least 85% of the gross proceeds of any issue of shares must be invested in, or held for future acquisitions, of uranium. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., is the Manager of UPC. The Manager does not have any ownership interest in UPC, and the two companies do not have any directors in common.

The Manager conducts its services under a management services agreement with UPC (the "Management Services Agreement"). The Management Services Agreement has an initial term of five years, commencing 30 March 2005, and continues thereafter unless terminated by either party upon 180 days previous written notice. UPC has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

Under the Management Services Agreement, the Manager is required to manage UPC's activities in accordance with commercially reasonable and prudent business practices and may delegate, with the approval of the Board of UPC and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of UPC in accordance with the Management Services Agreement and title of uranium purchases remains with UPC. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time. All lending arrangements for uranium are conducted in accordance with the instructions of UPC's Board. In addition to its responsibilities for

purchasing or selling uranium for and on behalf of UPC, the Manager is required to arrange for storage of the uranium, arrange insurance coverage, prepare regulatory filing materials and reports for shareholders, furnish office facilities, provide officers for UPC and generally manage UPC's business and affairs.

UPC's NAV at 30 November 2009 was Cdn$543,773,000.

UPC was incorporated under the laws of the Province of Ontario, Canada in 2005. UPC is authorized to issue an unlimited number of common shares without par value. The number of issued and outstanding UPC Shares as at the date hereof is 85,697,341. The UPC Shares are listed for trading on the TSX under the ticker symbol "U".

UPC carries on its operations through its wholly-owned subsidiaries UPC Participation Alberta Corp. (Alberta, Canada) and Uranium Participation Cyprus Limited (Cyprus). UPC also has a branch office in Luxembourg.

An investment in UPC Shares provides an investment alternative for investors interested in investing in uranium. The UPC Shares represent an indirect interest in physical uranium owned by UPC.

The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by UPC is stored at licensed uranium conversion or enrichment facilities in Canada, France and the United States. UPC's Manager negotiates storage arrangements with the facilities on behalf of UPC. In order for the Manager to remove the uranium held in storage on behalf of UPC, a certified resolution of its Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of UPC is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of UPC are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

7 Information on UL

UL is a non-cellular investment company limited by shares registered in the Island of Guernsey. UL provides investors with the opportunity to invest in uranium and obtain investment exposure to the price of uranium in a manner that does not directly or indirectly include all of the risks associated with investment in companies that explore for, mine and process uranium. The investment objective of UL is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom.

The strategy of UL is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. UL has adopted the following investment guidelines:

- at least 90% of any net proceeds receivable by UL must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;

- UL holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium which it holds if the Board considers that it would be appropriate to do so at the relevant time; and

- UL will seek to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

UL invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

UL reported a NAV and adjusted NAV as at 31 December 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share). The diluted NAV and adjusted diluted NAV as at 31 December 2009 was also £1.91 per share (US$3.09 per share). For the period ended 30 June 2009 UL reported an operating profit of US$485,246 (period to 30 June 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to 30 June 2008: a loss of US$217.0 million).

The UL Shares are listed for trading on AIM and the TSX under the ticker symbol "UML".

8 Directors and Management

Upon completion of the Transaction, Kelvin Williams will be invited to join the Board of UPC. All other UL Directors have notified UPC of their intention to resign as Directors of UL upon completion of the Transaction. It is intended that the Manager of UPC, Denison Mines Inc., will be appointed the manager of UL.

9 Share Options

Pursuant to a share option agreement dated 18 July 2006 between UL and Nufcor International Limited (the "Option Holder"), an option exists to purchase 2,475,000 shares in UL at £2.05 per share (the "Options"). The Options expire on 21 July 2011.

The terms of the Options do not provide for their compulsory exercise on UL being subject to the Scheme or a City Code Offer.

As a result the Options may, or may not, be exercised by the Option Holder before the Effective Date in the commercial discretion of the Option Holder.

UPC will make a proposal to the holders of Options in due course.

10 Structure of the Transaction

It is intended that this Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008

and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

The purpose of the Scheme is for UPC to become the owner of the entire issued and to be issued ordinary share capital of UL. This is to be achieved by the transfer of the Scheme Shares to UPC in consideration of the issue by UPC to UL Shareholders of New UPC Shares in the ratio of 0.50 New UPC Share for each Scheme Share.

Fractions of a New UPC Share will not be issued.

Implementation of the Scheme will require, among other things, the approval of the holders of the Scheme Shares (together with persons held to be in the same class) at the Court Meeting and the sanction of the Scheme by the Court.

The procedure involves an application by UL to the Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to UPC, in consideration for which the holders of the Scheme Shares at the Scheme Record Time will receive New UPC Shares (on the basis described above).

To become effective, the Scheme requires, amongst other things, the approval of a majority in number representing 75% or more in value of the holders of the Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any Scheme Shares held as treasury shares) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, or any adjournment of such meeting, together with the sanction of the Court and the passing of resolutions necessary to implement the Scheme. The Scheme will only become effective upon the Court sanctioning the Scheme. Upon the Scheme becoming effective, it will be binding on all holders of Scheme Shares, irrespective of whether or not they attended or voted at the Court Meeting.

The Scheme will contain a provision for UL to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.

The issuance of the New UPC Shares is subject to approval of the TSX and the approval of the holders of a majority of the UPC Shares present and voting, either in person or by proxy, at the UPC Meeting, or at any adjournment of such meeting. A circular to UPC Shareholders convening the UPC Meeting will be posted shortly.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Documents, which are expected to be posted to holders of Scheme Shares shortly. An indicative but non-binding timetable of the principal events related to the Scheme is as follows:

Event	Indicative timing
▪ Court hearing to order Court Meeting	5 February 2010
▪ Posting of Scheme Documents	8 February 2010
▪ Court Meeting and UL shareholder meeting to approve the Scheme	9 March 2010

▪ UPC shareholder meeting to approve the issue of New UPC Shares	16 March 2010
▪ Court hearing to sanction the Scheme (if the Scheme is approved by UL Shareholders) and Effective Date of the Scheme (if sanction of the Court is received)	30 March 2010
▪ Delisting of UL Shares from AIM and TSX	31 March 2010
▪ Listing of New UPC Shares	31 March 2010
▪ Latest date for New UPC Shares to be delivered in exchange for Scheme Shares to UL Shareholders	14 days after Effective Date

All dates in this announcement which relate to the implementation of the Scheme are indicative only and subject to the approval of the Court and to the Conditions being satisfied and the issue and listing of the New UPC Shares.

A more detailed timetable will be included in the Scheme Documents.

11 Implementation Agreement and inducement fee

UL and UPC have entered into an Implementation Agreement which sets out, among other things, various matters in relation to the implementation of the Scheme (or, if applicable the City Code Offer), the conduct of UL's business prior to the Effective Date or the lapse or withdrawal of the Transaction, including the right of UPC to match any competing offer, and a non-solicit undertaking from UL.

UL has agreed that it will not, directly or indirectly, solicit, initiate or knowingly encourage or otherwise facilitate the initiation of or seek to procure the submission of any competing proposal. In addition UL has agreed to notify UPC promptly of any approach made or any circumstances indicating that an approach will be made to UL in relation to a competing proposal for UL or any request for information under Rule 20.2 of the City Code. UL has also agreed, subject to the fiduciary duties of the Board of UL, not to participate in discussions regarding a competing proposal.

UPC also has the right, upon UL receiving details of a competing proposal or proposed competing proposal, to match or better the value implied by that competing proposal by 5:00 p.m. on the fifth Business Day after UPC has received a notice of the competing proposal from UL. If UPC announces a revised offer (whether by way of scheme of arrangement or otherwise) within such period, the UL Directors have agreed that the Scheme or, if applicable, the City Code Offer will continue to be the subject of a unanimous and unqualified recommendation by the UL Directors.

UL has agreed to pay UPC an inducement fee (inclusive of VAT) equal to £842,855 if: (i) the Board of UL determines to accept a Superior Proposal; or (ii) UL shall have breached certain of its obligations under the Implementation Agreement.

Pursuant to Rule 21.2 of the City Code, the Directors of UL and Canaccord have confirmed to the Panel in writing that they believe the fee to be in the best interests of

UL Shareholders. The fee is not payable to the extent to which the Panel determines that it would not be permitted under Rule 21.2 of the City Code.

The Implementation Agreement may be terminated in certain circumstances including if the Effective Date has not occurred by 10 May 2010, if the Transaction is illegal or upon breach by either UPC or UL of their respective covenants.

Further information in relation to the Implementation Agreement will be set out in the Scheme Documents.

12 Delisting and de-registration

Prior to the Effective Date UL will make a conditional application for cancellation of the admission to, and trading of UL Shares on AIM to take effect at 7.00 a.m. on the Business Day immediately following the Effective Date and will make an application to delist its shares from the TSX.

On the Effective Date, share certificates in respect of the UL Shares will cease to be valid and entitlements to UL Shares held within the CREST system will be cancelled.

13 Disclosure of interests in UL

As at the close of business on 8 January 2010, the last practicable Business Day prior to the date of this announcement, neither UPC, nor any of the Directors of UPC, nor, so far as UPC is aware, any person acting in concert with UPC (i) has any interest in or right to subscribe for any relevant UL securities, nor (ii) has any short positions in respect of relevant UL securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant UL securities (save for any borrowed shares which have been on-lent or sold).

No arrangement of the sort referred to in Note 6(b) of Rule 8 of the City Code exists with UPC, UL or an associate of UPC or UL in relation to UL or UPC securities. There exists no indemnity or option arrangements, or agreement or understanding, formal or informal or whatever nature, relating to UL Shares or shares of UPC which may be an inducement to deal or refrain from dealing.

14 Overseas shareholders

The availability of the Transaction to UL Shareholders who are not resident in Guernsey or the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. UL Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

15 Recommendations

The Directors of UL, who have been so advised by Canaccord, consider the terms of the Transaction to be fair and reasonable. In providing advice to UL, Canaccord has taken into account the commercial assessment of the Directors of UL.

Accordingly, the Directors of UL unanimously recommend UL Shareholders to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept or procure acceptance of such offer). Anthony Pickford, the sole Director of UL who owns UL Shares, has irrevocably undertaken to vote his own beneficial and legal shareholdings of 22,095 UL Shares (representing 0.05% of the existing issued ordinary share capital of UL and representing approximately 0.05% of the issued UL Shares entitled to vote at the Court Meeting) in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept such offer). This undertaking will remain binding even if a competing offer is made for UL.

The Directors of UPC, who have received financial advice from Cormark, consider the Transaction to be in the interests of UPC. In providing financial advice to the Directors of UPC, Cormark has relied upon the commercial assessment of the Directors of UPC.

In the opinion of the Directors of UPC eligible to vote, the Transaction is in the interests of the shareholders of UPC as a whole. Accordingly, they unanimously recommend shareholders of UPC to vote in favour of the resolutions to be proposed at the UPC Meeting in connection with the Transaction which will be convened in due course.

16 General

UPC reserves the right, with the consent of the Panel (where necessary), to elect to implement the Transaction by making a City Code Offer for the entire issued and to be issued share capital of UL.

If UPC elects to implement the Transaction by City Code Offer, the City Code Offer will be implemented on the same terms (subject to appropriate amendments and with the consent of the Panel, where necessary), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such City Code Offer are received and/or sufficient UL Shares are otherwise acquired, it is the intention of UPC to apply the provisions of Part XVIII of the Companies Law 2008 to acquire compulsorily any outstanding UL Shares to which such City Code Offer relates.

UPC and its Directors accept responsibility for the information contained in this document other than the information concerning UL for which UL and the Directors of UL accept responsibility. To the best of the knowledge and belief of UPC, UL and their respective Directors (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Transaction will be subject to the Conditions and further terms set out in Appendix I and such further terms and conditions to be set out in the Scheme Documents or the Offer Documents, as the case may be.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

Certain terms used in this announcement are defined in Appendix III.

ENQUIRIES

UPC	Tel: +1 (416) 979 1991
Ron Hochstein James Anderson	
Cormark *(financial advisor to UPC)*	Tel: +1 (800) 461 2275
Peter Grosskopf Boris Novansky Adam Spencer	
UL	Tel: +44 (0) 1481 234 200
Kelvin Williams William Scott	
Canaccord *(financial advisor to UL)*	Tel: +44 (0)20 7050 6500
Rory O'Sullivan Ryan Gaffney Henry Fitzgerald-O'Connor	

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under

relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the Securities Act of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the laws of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey and the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under the Companies Law 2008. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canada and US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable transactions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any jurisdiction in Canada and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD-LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part One: Conditions

1. The Transaction is conditional upon the Scheme becoming unconditional and becoming effective by Court Order, subject to the City Code, by not later than 10 May 2010 or such later date (if any) as UL and UPC may agree and the Court may allow. The Scheme is conditional upon:

   (a) the approval by a majority in number representing 75% or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

   (b) the resolutions substantially in the form set out in the notice of the UL General Meeting being duly passed by the requisite majority at the UL General Meeting (or at any adjournment thereof);

   (c) the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to UL and UPC);

   (d) conditional listing approval being granted for listing and posting for trading of the New UPC Shares on the TSX; and

   (e) the resolutions substantially in the form set out in the materials sent to the UPC Shareholders in connection with the UPC Meeting required to approve the issuance of the New UPC Shares under the Transaction being duly passed by the requisite majority at the UPC Meeting (or any adjournment thereof).

2. UPC and UL have agreed that the Transaction is conditional upon the following matters, and, accordingly, the necessary action to make the Transaction effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) **Authorisations**

      (i) All Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, UL by any member of the UPC Group having been obtained from any relevant Person or authority or from any Person or body with whom UL or any member of the UPC Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction and

all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

(ii) all Authorisations necessary to carry on the business of UL remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

(iii) all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, UL by UPC, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

(b) **Intervention**

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, UL by UPC or any subsidiary of UPC illegal, void or unenforceable; or

(ii) otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of UL directly or indirectly by UPC or any acquisition of UL Shares by UPC; or

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, UPC of any divestiture of any shares or other securities in UL; or

(iv) impose any limitation on the ability of any member of the UPC Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in UL or to exercise management control over UL; or

(v) require, prevent or delay the disposal by UPC or any member

of the UPC Group, of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all of their respective assets or properties; or

(vi) require any member of the UPC Group or UL to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of UL or the UPC Group owned by any third party (in each case, other than in implementation of the Transaction); or

(vii) result in any member of the UPC Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

(c) **Consequences of the Transaction**

Save as Disclosed, there being no material provision of any agreement to which UL is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, UL to an extent that is material in the context of UL, result in:

(i) any assets or interests of UL being or failing to be disposed of or charged in any way or ceasing to be available to UL or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to UL; or

(ii) any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, UL being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of UL to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

(iii) any such agreement or the rights, liabilities, obligations or interests of UL under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

(iv) the interests or business of UL in or with any third party (or any arrangements relating to any such interests or business) being

terminated or adversely modified or affected; or

(v) the financial or trading position or prospects or value of UL being prejudiced or adversely affected; or

(vi) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of UL or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

(vii) UL ceasing to be able to carry on business under any name under which it currently does so; or

(viii) the creation of actual or contingent liabilities by UL other than in the ordinary course of trading; or

(ix) the ability of UL or any member of the UPC Group to carry on its business being adversely affected,

and, other than as Disclosed, no event having occurred which, under any provision of any such agreement to which UL or the UPC Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

(d) **No Corporate Action Taken Since the Accounting Date**

Since the Accounting Date, save as otherwise Disclosed or pursuant to transactions in favour of UL, UL has not:

(i) issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of UL Shares on the exercise of Disclosed UL Options); or

(ii) redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

(iv) undertaken a conversion under Part V of the Companies Law 2008; or

(v) undertaken an amalgamation under Part VI of the Companies Law 2008; or

(vi) undertaken a migration under Part VII of the Companies Law 2008; or

(vii) undertaken an arrangement or reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law 2008; or

(viii) merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

(ix) other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

(x) issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

(xi) entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of UL (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

(xii) entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

(xiii) waived or compromised any claim (other than in the ordinary course of business); or

(xiv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of UL; or

(xv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of UL;

(xvi) had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

(xvii) been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xviii) made any alteration to its articles of incorporation, or other incorporation documents; or

(xix) entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition 2(d) other than in the ordinary course of business.

(e) **Other Events Since the Accounting Date**

In the period since the Accounting Date, save as Disclosed:

(i) no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, UL is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of UL; and

(ii) no event, change or condition has occurred or become known to UL which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of UL; and

(iii) no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of UL having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of UL which in any case, would be likely to have an adverse effect on the financial position of UL; and

(iv) no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of UL.

(f) **Other Issues**

Save as disclosed, UPC not having discovered that (in each case to an extent which is adverse in the context of UL):

(i) the financial, business or other information disclosed at any time by UL, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

(ii) UL has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of UL; or

Part Two: Further Terms

1. Subject to the requirements of the Panel, UPC reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 1(d); 1(e); 2(a); 2(b); 2(c); 2(d); 2(e); and 2(f), in whole or in part.

2. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the City Code, so far as they are appropriate, apply to the Transaction.

3. UPC reserves the right to elect to implement the Transaction by way of a City Code Offer. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% in value of the UL Shares affected (excluding any UL Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

4. UPC shall be under no obligation to waive or treat as satisfied, and UL shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

5. If UPC is required by the Panel to make an offer for UL Shares under the provisions of Rule 9 of the City Code, UPC may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that

Rule.

6. The Scheme will not proceed if, before the date of the Court Meeting, (or if the Transaction is implemented by means of a City Code Offer the Offer will lapse if, before the first closing date of the Offer or when the Offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation")or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

APPENDIX II
BASES AND SOURCES

Unless otherwise stated, the following constitute the bases and sources of information referred to in this announcement:

1. Financial information relating to UPC has been extracted or derived (without material adjustment) from the following documents:

- the annual information form of UPC for the fiscal year ended 28 February 2009 (dated 6 May 2009);
- the unaudited financial statements of UPC for the interim fiscal period ending 31 August 2009;
- the monthly statements of NAV as filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities; and
- relevant press releases filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities.

2. Financial information relating to UL has been extracted or derived (without material adjustment) from the following documents:

- the annual report and accounts of UL for the fiscal years ended 30 June 2009 and 30 June 2008;
- the monthly statements of NAV as announced by UL on a Regulatory Information Service; and
- relevant press releases announced by UL on a Regulatory Information Service.

3. The fully-diluted share capital of UPC consists of 85,697,341 UPC Shares currently in issue on 8 January 2010 and no other shares to be issued under option.

4. The fully-diluted share capital of UL (being 43,725,000 UL Shares) is calculated on the basis of 41,250,000 UL Shares in issue on 8 January 2010, with a further maximum of 2,475,000 UL Shares under option at an exercise price of £2.05 per UL Share.

5. All prices for UPC Shares have been sourced from the TSX, through Bloomberg, and represent the Closing Price on the relevant date or dates.

6. All trading volume data and volume-weighted trading prices for UPC Shares have been sourced from the TSX, through Bloomberg.

7. All prices for UL Shares have been sourced from AIM, through Bloomberg, and represent the Closing Price on the relevant date or dates.

8. All trading volume data and volume-weighted trading prices for UL Shares have been sourced from AIM and the TSX, both through Bloomberg.

9. The UL Share price performance in relation to its NAV has been calculated by comparing UL's daily Closing Price, sourced from AIM through Bloomberg to the monthly NAV statements published on a Regulatory Information Service.

10. The UPC Share price performance in relation to its NAV has been calculated by comparing UPC's daily Closing Price, sourced from the TSX through Bloomberg to the monthly NAV statements filed on the System for Electronic Document Analysis and Retrieval.

11. Exchange rate data presented in this announcement has been sourced from the Bank of Canada and represents the noon rate of exchange as posted by the Bank of Canada on the relevant date or dates.

APPENDIX III
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Accounting Date"	30 June 2009
"AIM"	AIM, a market operated by the London Stock Exchange;
"AIM Rules"	the rules of the London Stock Exchange for companies in relation to AIM;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales, Guernsey and Canada) on which banks generally are open for business in the City of London, United Kingdom, the Island of Guernsey, and Toronto, Canada;
"Canaccord"	Canaccord Adams Limited;
"Cdn$"	Canadian dollars, or the lawful currency of Canada from time to time;
"City Code"	the City Code issued by the Panel from time to time;
"City Code Offer"	a contractual takeover offer made by UPC to the UL Shareholders pursuant to the City Code and Part XVIII of the Companies Law 2008 to acquire all of the issued and to be issued shares of UL not already held by UPC;
"Closing Price"	for a UL Share, the closing middle market quotation of a UL Share as derived from the Daily Official List or the London Stock Exchange's website and, for a UPC Share, the closing price of a UPC Share on the TSX;

"Companies Law 2008"	means The Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey;
"Conditions"	certain of the terms and conditions to the implementation of the Transaction, as set out in Appendix I;
"Cormark"	Cormark Securities Inc.;
"Court"	Royal Court of Guernsey (sitting as an Ordinary Court);
"Court Meeting"	the meeting (including any adjournment thereof) of the holders of the Scheme Shares (or the relevant class or classes thereof) and persons held to be in the same class, as convened by order of the Court under section 107 of the Companies Law 2008 to consider and vote on the Scheme;
"Court Order(s)"	the order(s) of the Court;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;
"Disclosed"	• as disclosed in the UL Disclosure Documents (including the UL Financial Statements); • as disclosed in this announcement; or • as otherwise fairly disclosed in writing to UPC or its advisors by or on behalf of UL in a letter delivered by UL to UPC prior to the date of this announcement;

"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Encumbrances"	liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;
"FSA"	Financial Services Authority Limited;
"£"	pounds sterling, or the lawful currency of the United Kingdom from time to time;
"IIROC"	the Investment Industry Regulatory Organization of Canada;
"Implementation Agreement"	the agreement dated 10 January 2010 between UPC and UL;
"London Stock Exchange"	London Stock Exchange plc;
"Manager"	Denison Mines Inc., the manager of UPC;
"Meetings"	the Court Meeting and any meeting of the UL Shareholders required in connection with the Transaction;
"NAV" or "Net Asset Value"	a measure used to evaluate performance calculated by aggregating the current market values of uranium holdings, plus cash and any other assets and deducting any outstanding payables, indebtedness and other liabilities;
"New UPC Shares"	new common UPC Shares to be issued in connection with the Transaction;
"Offer"	the proposed recommended offer to be made by UPC pursuant to the City Code and Part XVIII of the Companies Law 2008 on the terms and subject to the conditions to be set out in the Offer Document to acquire the UL Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

"Offer Document"	the document which would be despatched to UL Shareholders, amongst others, if UPC elects to implement the Transaction by means of City Code Offer together with any form of acceptance;
"Panel"	the Panel on Takeovers and Mergers;
"Person"	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
"Regulatory Information Service"	an information dissemination provider approved by the FSA and whose name is set out in a list maintained by the FSA;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under Part VIII of the Companies Law 2008 to be proposed by UL to the holders of the Scheme Shares in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by UL and UPC;
"Scheme Documents"	the circular to be addressed to, amongst others, UL Shareholders together with, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meeting and any other document required in connection with the Scheme;
"Scheme Record Time"	the time and date specified in the Scheme Documents by reference to which the entitlements of the UL Shareholders under the Scheme will be determined, expected to be 18:00 on the Business Day before the Scheme becomes effective;

"Scheme Shares"	the UL Shares: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting but before the Effective Date in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than any UL Shares held by UPC;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Superior Proposal"	a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of UL determines in good faith (which determination, with respect to item (iii) below, has been confirmed by UL's Rule 3 advisor), in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal; (ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and (iii) would, if consummated in accordance with its terms, be more favourable to the UL Shareholders than the Proposal, as it may be amended;

"TSX"	Toronto Stock Exchange;
"Transaction"	the proposed acquisition of the entire issued and to be issued ordinary share capital of UL by UPC on the terms described in this announcement (or any subsequent revision or variation of such terms) to be effected by way of the Scheme or, should UPC so elect, by way of a City Code Offer;
"United Kingdom"	United Kingdom of Great Britain and Northern Ireland;
"UL"	Uranium Limited;
"UL Shareholders"	holders of UL Shares;
"UL Shares"	ordinary shares of US$0.01 each in the capital of UL;
"UPC"	Uranium Participation Corporation;
"UPC Group"	UPC, its subsidiaries and subsidiary undertakings;
"UPC Meeting"	the extraordinary meeting of the UPC Shareholders called to consider the issuance of the New UPC Shares;
"UPC Shareholders"	holders of UPC Shares;
"UPC Shares"	common shares without par value in the capital of UPC;
"US" or "United States"	United States of America, its territories and possessions, any state in the United States of America and the District of Columbia; and
"US$"	US dollars, or the lawful currency of the United States of America from time to time.

All references to time in this announcement are to London time unless otherwise stated.

EXECUTION COPY

RECEIVED

2010 FEB 23 P 1:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

IMPLEMENTATION AGREEMENT

Among:

URANIUM PARTICIPATION CORPORATION, a company incorporated under the laws of the Province of Ontario

(**"UPC"**)

and:

URANIUM LIMITED, a company incorporated under the laws of the Island of Guernsey

(**"UL"**)

Relating to

The proposed acquisition by Uranium Participation Corporation of Uranium Limited

EXECUTION COPY

TABLE OF CONTENTS

EXECUTION COPY

IMPLEMENTATION AGREEMENT

THIS AGREEMENT is dated January 10, 2010 and made,

BETWEEN:

URANIUM PARTICIPATION CORPORATION, a company incorporated under the laws of the Province of Ontario with registration number 002067268 whose registered office is situated at 40 King Street West, Suite 2100, Toronto, Ontario, Canada M5H 3C2

("**UPC**")

AND:

URANIUM LIMITED, a company incorporated under the laws of the Island of Guernsey with registered number 45054 whose registered office is situated at Anson Court, La Route des Camps, St Martin, Guernsey, Channel Islands, GY1 3UQ

("**UL**")

RECITALS:

A. The respective boards of directors of UL and UPC have approved the Proposal.

B. The board of directors of UL has unanimously determined that the Proposal is in the best interests of UL and, subject to the provisions hereof, has unanimously recommended that the UL Shareholders approve the Scheme of Arrangement at the UL Meetings.

C. The board of directors of UPC have unanimously determined (subject to any abstention required by Law) that the Proposal is in the interests of UPC and, subject to the provisions hereof, and has unanimously recommended that the UPC Shareholders approve the issuance of the New UPC Shares under the Proposal.

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the Schedules hereto, unless there is something in the subject

matter inconsistent therewith, the following terms will have the following meanings and grammatical variations of those terms will have corresponding meanings:

(a) "**Accounting Date**" means in respect of a particular party, the most recent financial year end for which audited statements have been prepared;

(b) "**Acquisition Proposal**" means any proposal or offer, oral or written, relating to any of the following, other than the Scheme of Arrangement, (i) any merger, amalgamation, arrangement, share exchange, takeover bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving UL, (ii) any acquisition of assets representing 20% or more of the book value (on a consolidated basis) of the assets of UL (or any lease, long-term supply agreement, loan, exchange, mortgage, pledge or other transaction having a similar economic effect) in a single transaction or a series of related transactions, (iii) any acquisition of beneficial ownership of 20% or more of the shares of UL, directly or through the acquisition of UL in a single transaction or a series of related transactions, (iv) any acquisition by UL of any assets or capital stock or other securities of another Person (other than acquisitions of capital stock or assets of any other Person that are not, individually or in the aggregate, material to UL taken as a whole), (v) any transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of this Agreement, or (vi) any *bona fide* proposal to, or public announcement of an intention to, do any of the foregoing;

(c) "**Agreement**", "**hereof**", "**hereunder**" and similar expressions mean this agreement, as it may be amended from time to time, including the recitals and Schedules hereto;

(d) "**AIM**" means the Alternative Investment Market of the London Stock Exchange;

(e) "**AIM Rules**" means the rules published by the London Stock Exchange governing, *inter alia,* admission to AIM and the continuing obligations of companies admitted to AIM, as amended from time to time;

(f) "**Announcement**" means the announcement of the Proposal to be issued on January 11, 2010 by UPC pursuant to Rule 2.5 of the Code in the form set out in Schedule A;

(g) "**Announcement Date**" means the date on which the Announcement is made;

(h) "**Appropriate Offer**" means an offer to the holders of UL Options, to be made if and in the manner required by Rule 15 of the Code;

(i) "**Appropriate Regulatory Approvals**" means those approvals required in connection with the transactions contemplated by this Agreement, as set out in Schedule B hereto;

(j) "**Business Day**" means a day, which is not a Saturday or Sunday, on which commercial banks are generally open for business in all of Guernsey, Channel Islands, London, England and Toronto, Ontario, Canada;

(k) "**Claim**" means any written claim or notice of any nature whatsoever, including any demand, dispute, notification of liability, notification of remediation work, order, obligation,

debt, cause of action, action, suit, proceeding, litigation, arbitration, judgment, award or assessment;

(l) "**Code**" or "**City Code**" means the United Kingdom City Code on Takeovers and Mergers, as from time to time issued and interpreted by the Panel;

(m) "**Companies Law**" means the Companies (Guernsey) Law, 2008 (as amended);

(n) "**Conditions**" means the conditions to the implementation of the Scheme of Arrangement and the Proposal which are set out in Appendix A to the Announcement, and "**Condition**" means any one of them;

(o) "**Confidentiality Agreement**" means the letter agreement dated July 23, 2009 between UL and UPC relating to the confidentiality of negotiations and information in relation to a potential transaction;

(p) "**Court**" means The Royal Court of Guernsey;

(q) "**Court Documentation**" means all the necessary applications, evidence and pleadings in relation to the Scheme in the agreed form;

(r) "**Court Hearing**" means the hearing by the Court of the application to sanction the Scheme of Arrangement and to grant the Court Order;

(s) "**Court Order**" means the order of the Court sanctioning the Scheme of Arrangement under Section 110 of the Companies Law;

(t) "**Disclosed**" means:

(i) in respect of UL:

(A) as disclosed in the UL Disclosure Documents (including the UL Financial Statements);

(B) as disclosed in the Announcement; or

(C) as otherwise fairly disclosed in writing to UPC or its advisers by or on behalf of UL in a letter delivered by UL to UPC prior to the date of the Announcement; and

(ii) in respect of UPC:

(A) as disclosed in the UPC Disclosure Documents (including the UPC Financial Statements);

(B) as disclosed in the Announcement; or

(C) as otherwise fairly disclosed in writing to UL or its advisers by or on behalf of UPC in a letter delivered by UPC to UL prior to the date of the

Announcement;

(u) "**Effective Date**" means the date on which the Scheme of Arrangement becomes effective in accordance with its terms or (if applicable) the Takeover Offer becomes or is declared unconditional in all respects (as the case may be);

(v) "**Effective Time**" means the time on the Effective Date at which the Scheme of Arrangement becomes effective in accordance with its terms;

(w) "**Forms of Proxy**" means the forms of proxy for use at the UL Court Meeting and the UL General Meeting in the agreed form;

(x) "**FSA**" means the United Kingdom Financial Services Authority;

(y) "**GAAP**" means Canadian generally accepted accounting principles from time to time that meet the standards established by the Canadian Institute of Chartered Accountants;

(z) "**Governmental Entity**" means any (i) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or court, including for the avoidance of doubt the European Union, (ii) stock exchange or stock market, including the TSX, the London Stock Exchange and AIM, (iii) tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (iv) subdivision, minister, official, agent, commission, board, or authority of any of the foregoing, or (v) quasigovernmental or other body exercising any regulatory, expropriation, taxing or other authority under or for the account of any of the foregoing;

(aa) "**Guernsey**" means the Island of Guernsey;

(bb) "**Hearing Date**" means the date on which the Court Hearing is held;

(cc) "**IFRS**" means the international financial reporting standards and interpretations adopted by the International Accounting Standards Board;

(dd) "**including**" means including without limitation;

(ee) "**Inducement Fee**" means an amount equal to £842,855;

(ff) "**Law**" means all statutes, laws, ordinances and orders in council, regulations, directives, treaties, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory, self regulatory or other body or authority (including the TSX, the London Stock Exchange, AIM, the FSA, the Guernsey Financial Services Commission and the Panel) or self-regulatory authority, and the term "applicable" with respect to such Law and in the context that refers to one or more Persons, means that such Law applies to such Person or Persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, but, for the avoidance of doubt, "**Law**" specifically excludes any rights or obligations under any private contracts;

(gg) **"London Stock Exchange"** means London Stock Exchange plc;

(hh) **"Mailing Date"** means a date not later than February 8, 2010 or such other date as agreed upon by UPC and UL on which the UL Scheme Document is mailed to the UL Shareholders and the UPC Circular is mailed to the UPC Shareholders;

(ii) **"Material Adverse Change"** when used in connection with UPC or UL, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence: (i) relating to the financial, currency exchange, securities or commodity markets in general, including the markets for uranium; (ii) affecting the uranium industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party; (iii) related to the Scheme of Arrangement or to any Takeover Offer (if applicable) or to the public announcement of either thereof or to the trading prices of the UL Shares or the UPC Shares immediately following or reasonably attributable to the announcement of the Scheme of Arrangement or (if applicable) the Takeover Offer; (iv) any change in applicable Laws, GAAP or IFRS or in the interpretation of any of the foregoing by any Governmental Entity; or (v) any act of terrorism, an outbreak or escalation of hostilities or armed conflict or natural disaster;

(jj) **"Material Agreements"** means:

(i) in the case of UL, all agreements to which UL is a party described or referred to in the UL Disclosure Documents as material contracts or material agreements or as otherwise Disclosed by UL as material contracts or material agreements; and

(ii) in the case of UPC, means all agreements to which a member of the UPC Group is a party described or referred to in the UPC Disclosure Documents as material contracts or material agreements or as otherwise Disclosed by UPC as material contracts or material agreements;

(kk) **"Misrepresentation"** has the meaning attributed to that term as at the date hereof in accordance with the applicable Securities Legislation;

(ll) **"New UPC Shares"** means the UPC Shares proposed to be issued by UPC as fully paid and non-assessable shares as consideration under the Scheme of Arrangement or (if applicable) any Takeover Offer;

(mm) **"Nufcor Options"** means the option to acquire shares of UL pursuant to an agreement dated July 18, 2006 between UL and Nufcor International Limited;

(nn) **"Panel"** means the United Kingdom Panel on Takeovers and Mergers;

(oo) **"Person"** includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor,

administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(pp) "**Personal Information**" means in respect of a party, information protected under legislation relating to the protection of personal information applicable to that party;

(qq) "**Pre-Effective Date Period**" shall mean the period from and including the date of this Agreement to and including the earlier of (i) the Effective Time and (ii) the date on which this Agreement is terminated in accordance with its terms;

(rr) "**Proposal**" means the proposed acquisition by UPC directly, or indirectly, of all the issued and to be issued UL Shares and the delivery of New UPC Shares in the proportion of 0.50 of a New UPC Share to one UL Share, to the holders thereof by means of either (i) the Scheme of Arrangement and pursuant to the UL articles of incorporation, as proposed to be amended at the UL General Meeting, or (ii) if applicable, a Takeover Offer (as the case may be);

(ss) "**Regulatory Information Services**" means any of the services on the list of Regulatory Information Services maintained by the FSA;

(tt) "**Representatives**" has the meaning ascribed thereto in the Confidentiality Agreement;

(uu) "**Rule 3**" means Rule 3 of the Code;

(vv) "**Scheme**" or "**Scheme of Arrangement**" means the proposed scheme of arrangement under the provisions of Part VIII of the Companies Law in the agreed form;

(ww) "**Securities Legislation**" means the *Securities Act* (Ontario) and the equivalent Law in the other provinces of Canada, the United Kingdom and Guernsey, and the published instruments and rules of any Governmental Entity administering those statutes, as well as the rules, regulations, by-laws and policies of the TSX, the London Stock Exchange and AIM;

(xx) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

(yy) "**Subsidiary**" means a "subsidiary" as defined in the *Business Corporations Act* (Ontario);

(zz) "**Superior Proposal**" means *a bona fide* Acquisition Proposal, by any third Person directly or indirectly that the board of directors of UL determines in good faith (which determination, with respect to item (iii) below, has been confirmed by UL's Rule 3 advisor), in consultation with its financial and legal advisors:

(i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal;

(ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and

(iii) would, if consummated in accordance with its terms, be more favourable to the UL Shareholders than the Proposal, as it may be amended;

(aaa) "**Takeover Document** " means, in the event that UPC determines to implement the Proposal by way of a Takeover Offer recommended by the UL Board, any formal offer document despatched by or on behalf of UPC to UL Shareholders containing the Conditions (including all ancillary documentation related thereto), as the same may be subsequently revised, amended, modified or supplemented in accordance with the terms of this Agreement;

(bbb) "**Takeover Offer**" means a contractual offer made by UPC in accordance with the City Code to acquire the entire issued and to be issued UL Shares recommended by the UL Board;

(ccc) "**Termination Date**" means May 10, 2010 or such later date as may be agreed to in writing by UL and UPC;

(ddd) "**TSX**" means the Toronto Stock Exchange;

(eee) "**UK**" or "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

(fff) "**UL Circular**" **or** "**UL Scheme Document**" means the document to be prepared and sent to the UL Shareholders in connection with consideration of the Proposal at the UL Meetings containing, *inter alia*, the positive recommendation of the UL board of directors, an explanatory statement containing details of the Scheme as required by Section 108 of the Companies Law, information about both UL and UPC, the document setting out the terms of the Scheme which will be put to the Court Meeting and, if thought fit, sanctioned by the Court, and notices convening the UL Meetings;

(ggg) "**UL Court Meeting**" or "**Court Meeting**" means the meeting of UL Shareholders to be convened by order of the Court pursuant to Section 107 of the Companies Law to consider and, if thought fit, approve the Scheme of Arrangement, including any adjournment thereof, notice of which is set out in the UL Scheme Document;

(hhh) "**UL Disclosure Documents**" means all documents and announcements disclosed by UL through a Regulatory Information Service prior to the Announcement Date;

(iii) "**UL Financial Statements**" means the audited consolidated financial statements of UL in respect of the fiscal year ended June 30, 2009 and the unaudited consolidated financial statements of UL in respect of the three month period ended September 30, 2009, in each case including the notes thereto;

(jjj) "**UL General Meeting**" means the general meeting of UL to be held to consider the UL Resolutions, including any adjournment thereof, notice of which is set out in the UL Scheme Document;

(kkk) "**UL Meetings**" means the UL Court Meeting and the UL General Meeting (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the UL Resolutions;

(lll) "**UL Options**" means all options to acquire UL Shares outstanding being solely those options granted pursuant to the agreement relating to the Nufcor Options;

(mmm)"**UL Resolutions**" means the resolutions in the agreed form of the UL Shareholders approving the Scheme of Arrangement at the UL Court Meeting and approving the amendments to the articles of incorporation of UL at the UL General Meeting and all related matters as contemplated in Section 2.2 hereof;

(nnn) "**UL Shareholder**" means a holder of UL Shares shown from time to time in the register maintained by or on behalf of UL in respect of UL Shares;

(ooo) "**UL Shares**" means the ordinary shares in the capital of UL of US$0.01 each;

(ppp) "**UPC Circular**" means the information circular provided to the UPC Shareholders in connection with consideration of the Proposal at the UPC Meeting;

(qqq) **"UPC Disclosure Documents"** means all documents and announcements filed by UPC on SEDAR prior to the date of the Announcement;

(rrr) **"UPC Financial Statements"** means the audited consolidated financial statements of UPC in respect of the fiscal year ended February 28, 2009 and the un-audited consolidated financial statements of UPC in respect of the six months ended August 31, 2009 (in each case including the notes thereto);

(sss) "**UPC Group**" means UPC and every other Subsidiary of UPC;

(ttt) **"UPC Meeting"** means the special meeting of the UPC Shareholders (including any adjourned or postponed meeting) to be held for the purpose of considering and, if deemed advisable, approving the UPC Resolutions;

(uuu) **"UPC Resolutions"** means the resolutions in the agreed form of the UPC Shareholders in connection with the approval of the issuance of New UPC Shares under the Proposal;

(vvv) **"UPC Shareholders"** means the holders of UPC Shares;

(www) **"UPC Shares"** means the common shares in the capital of UPC; and

(xxx) "**Voting Record Time**" means, in relation to both the Court Meeting and the UL General Meeting, 6:00 p.m. (London time) on March 4, 2010 or, if either the Court Meeting or the UL General Meeting is adjourned, 48 hours before the time set for any such adjourned meeting.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer

to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender

In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa and words importing gender include all genders.

1.4 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Subsidiaries

Notwithstanding any other provision hereof, to the extent any covenants contained herein relate, directly or indirectly, to a Subsidiary of UPC, each such provision will be construed as a covenant by UPC, as the case may be, to cause (to the fullest extent to which it is legally capable) that Subsidiary to perform the required action.

1.6 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in the lawful money of Canada.

1.7 Knowledge

Each reference herein to the knowledge of a party means, unless otherwise specified, the existing knowledge of any vice-president or more senior officer of such party without inquiry.

1.8 Statutory References

Any reference in this Agreement to a statute includes all rules and regulations made thereunder, all amendments to that statute or the rules and regulations made thereunder in force from time to time, and any statute or rule or regulation that supplements or supersedes that statute or the rules or regulations made thereunder.

1.9 Entire Agreement

This Agreement, the Confidentiality Agreement (which shall remain in full force and effect in accordance with its terms), and the other agreements and documents referred to herein or otherwise to be entered into in relation to the Proposal, constitute the entire agreement between the parties hereto pertaining to the terms of the Scheme of Arrangement and (if applicable) a Takeover Offer and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Scheme of Arrangement and (if applicable) a Takeover Offer and such ancillary arrangements.

1.10 Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule A: Announcement

Schedule B: Appropriate Regulatory Approvals

1.11 Agreed form

A document expressed to be in the "agreed form" means a document in a form which has been agreed by the parties hereto.

ARTICLE 2
THE SCHEME OF ARRANGEMENT

2.1 The Scheme of Arrangement

(a) In compliance with Law and with Section 2.2 and subject to the provisions of this Agreement, UL shall be responsible for, and entitled to take (in accordance with the provisions of this Agreement), all decisions in relation to the making, conduct, implementation or completion of the Scheme of Arrangement in the name of UL, provided that UL shall:

(i) consult with UPC as to the form of the UL Scheme Document and of the Court Documentation;

(ii) take account of UPC's reasonable views in relation to the content of the UL Scheme Document and of the Court Documentation;

(iii) afford UPC sufficient time to consider the UL Scheme Document and the Court Documentation in order to give its views on the same; and

(iv) not finalize or post the UL Scheme Document or the Court Documentation unless it has obtained UPC's prior written consent to do so, such consent not to be unreasonably withheld or delayed.

(b) The Proposal and the Scheme of Arrangement and the obligations of the parties with respect thereto in this Agreement are subject to the Conditions, except that this shall be without prejudice to UL's obligation to pay the Inducement Fee in accordance with the provisions of this Agreement.

(c) Each party agrees that it will use its reasonable endeavours to ensure that the Conditions relating to it are or remain satisfied so as (in each case) to facilitate the implementation of the Scheme of Arrangement, or (if applicable) of any Takeover Offer.

(d) The Conditions may be waived as set out in Part Two – Further Terms of Appendix A to the Announcement.

(e) Nothing shall oblige or require UPC or UL to waive, or agree to the modification of, the

Conditions whether in whole or in part, otherwise than as may be required by the Panel.

(f) Each party shall give prompt notice to the other upon becoming aware that any of the Conditions will not be satisfied, or would reasonably be expected not to be satisfied.

(g) Subject to the receipt of all necessary approvals from the Panel, UPC reserves the right to elect to implement the acquisition of the UL Shares by way of a Takeover Offer instead of a Scheme of Arrangement. In the event of such election by UPC, such offer will be implemented on the same terms as the Proposal subject only to appropriate conforming amendments required to give effect to the acquisition of the UL Shares being implemented by way of a Takeover Offer rather than a Scheme of Arrangement, including (without limitation) an acceptance condition set at 90% (or such lower percentage as UPC may determine) in value of the UL Shares affected (excluding any UL Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

2.2 Implementation Steps by UL

On the terms and subject to the conditions of this Agreement, UL covenants in favour of UPC that UL shall, in co-operation with UPC as provided in Section 2.1(a):

(a) promptly prepare all documentation necessary for the implementation of the Scheme of Arrangement upon the terms and conditions contained in this Agreement and in agreed form, including the UL Scheme Document containing inter alia:

(i) the recommendation of the board of directors of UL;

(ii) the proposed Scheme of Arrangement to be placed before the Court and the Court Meeting;

(iii) an explanatory statement as required by Section 108 of the Companies Law in relation to the Scheme of Arrangement;

(iv) the Forms of Proxy;

(v) other relevant information about UPC and UL and their respective financial affairs and business;

(vi) such other information as may be required by the City Code, the London Stock Exchange, the TSX, the AIM Rules or by Law;

(vii) a notice convening the UL Court Meeting;

(viii) a notice convening the UL General Meeting; and

(ix) such other information as the parties shall agree or the Court or the Panel may require.

(b) take, or cause to be taken, all such commercially reasonable steps as are within its power

to implement the Scheme of Arrangement, including the following:

(i) promptly prepare the Court Documentation;

(ii) promptly seek the approval of the Panel to the Inducement Fee;

(iii) apply to the Court for an order under Section 107 of the Companies Law summoning the UL Court Meeting;

(iv) upon the Court making the order summoning the UL Meeting and the UL Scheme Document and Forms of Proxy being settled with the Court and such documents being in the agreed form, UL shall in accordance with such Court order dispatch by first class post the UL Scheme Document and Forms of Proxy to the UL Shareholders and thereafter publish and/or post the requisite advertisements and such other documents and information (in each case in the agreed form) as the Court may approve or direct from time to time or as UPC shall reasonably request, in connection with the due implementation of the Scheme of Arrangement in accordance with Part VIII of the Companies Law;

(v) hold the UL Court Meeting and the UL General Meeting and, assuming the necessary resolutions proposed thereat are passed, to take all necessary steps and prepare and issue, serve and lodge all such Court Documentation as may be necessary in connection therewith to apply for and to obtain the Court Order;

(vi) unless required by the Court not adjourn, postpone or delay either of the UL Meetings without UPC's prior written consent, which consent shall not be unreasonably withheld or delayed;

(vii) use commercially reasonable efforts to solicit proxies of the UL Shareholders in favour of the UL Resolutions and, if determined by UL in its sole discretion to be in the best interests of UL, by retaining a proxy solicitation firm in Canada and the United Kingdom; and

(viii) as soon as possible after the grant of the Court Order, and in any event within 7 days after the making of the Court Order, cause a copy of the Court Order to be duly delivered to the Registrar of Companies in Guernsey.

2.3 Implementation Steps by UPC

On the terms and subject to the conditions of this Agreement, UPC covenants in favour of UL that UPC shall:

(a) issue the Announcement on January 11, 2010 in the form set out in Schedule A or with such revisions, amendments or modifications as the parties may, subject to the provisions of this Agreement and any requirements of the Panel, decide;

(b) cooperate with, assist and consent to UL seeking all necessary approvals of the Court and the UL Shareholders necessary to complete the transactions contemplated by this Agreement,

including the Court Order;

(c) prepare the UPC Circular and all necessary ancillary documentation to convene the UPC Meeting;

(d) as soon as reasonably practicable, apply for and use all commercially reasonable efforts to obtain all applicable regulatory approvals (including those of the TSX) to enable the New UPC Shares to be listed and posted for trading on the TSX;

(e) convene and conduct the UPC Meeting as soon as reasonably practicable in accordance with UPC's articles, by-laws and applicable Law, provided that the UPC Meeting shall occur no earlier than one Business Day after both of the UL Meetings have been held;

(f) not adjourn, postpone or delay the UPC Meeting without UL's prior written consent, which consent shall not be unreasonably withheld or delayed;

(g) use commercially reasonable efforts to solicit proxies of the UPC Shareholders in favour of the UPC Resolutions and, if determined by UPC in its sole discretion to be in the best interests of UPC, by retaining a proxy solicitation firm in Canada; and

(h) if UPC elects to implement the acquisition of the UL Shares by way of a Takeover Offer, to promptly prepare all documentation necessary for the implementation of the Takeover Offer, including the Takeover Document.

2.4 Proposal Documentation

(a) UL and UPC shall proceed diligently in a coordinated manner as provided in Section 2.1(a) using commercially reasonable efforts to prepare the UL Scheme Document and (if applicable) any Takeover Document together with any other documents including any Appropriate Offer required by applicable Law in connection with the Scheme of Arrangement and (if applicable) any Takeover Offer and the UL Meetings and the UPC Meeting for mailing by the Mailing Date. UL agrees that UPC shall be entitled to review and to comment on the UL Scheme Document and that UL shall make such changes thereto as are reasonably requested by UPC. UPC agrees that UL shall be entitled to review and to comment on any Takeover Document (if applicable) and that UPC shall make such changes thereto as are reasonably requested by UL. Each of UL and UPC shall ensure that the information relating to it which is provided in the UL Scheme Document, any Takeover Document (if applicable) and any Appropriate Offer does not contain any Misrepresentation.

(b) UL shall prepare in co-operation with UPC as provided in Section 2.1(a) all Court Documentation required to be submitted to the Court to obtain, at the earliest possible date agreed by the parties, a hearing before the Court to convene the Court Meeting and to approve the necessary documentation in relation to the Scheme for mailing to the UL Shareholders.

(c) Subject to Section 2.4(d) below UL shall ensure that the UL Scheme Document complies with all applicable Law and provides the UL Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the UL Meetings.

(d) UPC shall ensure that the UL Scheme Document complies with all applicable Law insofar as any information contained therein relates to UPC or for which UPC is otherwise responsible.

(e) Subject to Section 2.4(f) below UPC shall ensure that any Takeover Document (if applicable) complies with all applicable Law.

(f) UL shall ensure that any Takeover Document (if applicable) complies with all applicable Law insofar as any information contained therein relates to UL or for which UL is otherwise responsible.

(g) Each of UL and UPC shall promptly notify the other of them if, at any time during the Pre-Effective Date Period, it becomes aware that the UL Scheme Document or (if applicable) the Takeover Document contains a Misrepresentation. In such event, UL and UPC shall co-operate in the preparation of a supplement or amendment to the UL Scheme Document or (if applicable) any Takeover Document, as the case may be, that corrects that Misrepresentation, and will cause the same to be distributed to the UL Shareholders and UPC Shareholders, as required, and filed with the Court and each applicable Governmental Entity under applicable Law.

(h) UL shall cause the UL Scheme Document and any other relevant documentation (including any Appropriate Offer) required in connection with the UL Meetings to be sent to each UL Shareholder as soon as reasonably practicable following receipt of the approval of the Court and to be filed, in each case, as required by the Court and applicable Law.

(i) UPC shall cause any Takeover Document (if applicable) and any other relevant documentation required in connection with a Takeover Offer to be sent to each UL Shareholder as soon as reasonably practicable and as required by applicable Law.

2.5 UPC Circular

(a) Subject to Section 2.5(b) below, UPC shall ensure that the UPC Circular complies with all applicable Law.

(b) UL shall ensure that the UPC Circular complies with all applicable Law, insofar as any information contained therein relates to UL or for which UL is otherwise responsible.

(c) Each of UL and UPC shall promptly notify the other of them if, at any time

during the Pre-Effective Date Period, it becomes aware that the UPC Circular contains a Misrepresentation. In such event, UL and UPC shall co-operate in the preparation of a supplement or amendment to the UPC Circular that corrects that Misrepresentation and will cause the same to be distributed to UPC Shareholders and filed with each applicable Governmental Entity under applicable Law.

(d) UPC shall cause the UPC Circular and any other documentation required in connection with the UPC Meeting to be sent to each UPC Shareholder on or before the Mailing Date in accordance with applicable Law.

2.6 UL Board Recommendation

UL confirms that its board of directors has unanimously approved this Agreement and the Proposal and has determined after consultation with its financial advisor that the Proposal is fair and reasonable to the UL Shareholders and has resolved to unanimously recommend to the UL Shareholders approval of all of the UL Resolutions and acceptance of the Takeover Offer, if applicable, and each director holding UL Shares has undertaken to vote his own shareholdings in support of the Scheme of Arrangement and to accept the Takeover Offer (if applicable). The UL Scheme Document and (if applicable) any Takeover Document will set forth (among other things) the recommendation of the board of directors of UL as described above including a summary of the advice received from its Rule 3 advisor in connection with such recommendation.

2.7 UPC Board Recommendation/Vote

UPC confirms that its board of directors, after consultation with its financial advisors, has unanimously (subject to an abstention required by Law) approved this Agreement and the Proposal and has resolved to unanimously recommend approval of the UPC Resolutions. The UPC Circular will set forth (among other things) the recommendations of the board of directors of UPC as described above.

2.8 Preparation of Filings

(a) UL and UPC shall cooperate in:

(i) the preparation and filing of any application for the orders and the preparation of any required documents reasonably deemed by UPC or UL to be necessary to discharge their respective obligations under applicable Securities Legislation or otherwise in connection with the Scheme of Arrangement and (if applicable) any Takeover Offer) and the other transactions contemplated hereby and/or to obtain the Appropriate Regulatory Approvals or any other approvals which are necessary in order to implement the Scheme of Arrangement or (if applicable) any Takeover Offer;

(ii) the taking of all such action as may be required under applicable Securities Legislation or otherwise in connection with the issuance and distribution of the New UPC Shares in connection with the Scheme of Arrangement; provided,

however, that neither of UPC or UL shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject and in particular UPC will not be required to list the New UPC Shares on AIM or on any other stock exchange other than the TSX and shall not be required to maintain the listing of UL Shares on AIM or on the TSX after the Effective Date and will not be required to register its securities under the federal securities law of the United States or any securities laws of any state in the United States; and

(iii) the taking of all such action as may be required under applicable Law or otherwise in connection with the transactions contemplated by this Agreement and the Scheme of Arrangement and (if applicable) any Takeover Offer, including all actions required to obtain the Appropriate Regulatory Approvals or other approvals which are necessary in order to implement the Scheme of Arrangement or (if applicable) any Takeover Offer.

(b) Each of UL and UPC shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) to effect the actions described in this Article 2, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Scheme of Arrangement or (if applicable) a Takeover Offer and the other transactions contemplated by this Agreement will, at the date such information is provided, contain any Misrepresentation.

2.9 Shareholder Communications

UPC and UL agree to co-operate and allow each other to attend the other's meetings referred to herein and to participate in presentations to the UL Shareholders, UPC Shareholders and other investors regarding the Proposal and to promptly advise, consult and co-operate with each other in respect of any material communications to shareholders or investors and/or presentation materials.

ARTICLE 3
COVENANTS

3.1 Retention of Goodwill

During the Pre-Effective Date Period, UL and UPC shall and (subject to Section 1.5) UPC shall cause each member of the UPC Group to, subject to the fact that a transaction involving their respective businesses is contemplated hereby, use commercially reasonable efforts to continue to carry on their respective businesses in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 3.

3.2 Covenants of UL

(a) UL covenants and agrees that during the Pre-Effective Date Period it will, except (i) with

the consent of UPC to any deviation therefrom, which consent shall not be unreasonably withheld or delayed; (ii) as required to comply with any Law; (iii) with respect to acts or omissions specifically Disclosed by UL; or (iv) with respect to any matter required to be done or not done by the terms of this Agreement or the Scheme of Arrangement or (if applicable) any Takeover Offer including the transactions involving the businesses of UL and UPC contemplated hereby:

(i) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and others having business dealings with it to the end that its goodwill and business shall be maintained;

(ii) not commence to undertake a substantial expansion of its business facilities or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice nor agree to do so;

(iii) not split, combine or reclassify any of the outstanding UL Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding UL Shares nor agree to do so;

(iv) not make any changes to its share capital nor agree to do so;

(v) not amend the memorandum and/or articles of incorporation (or equivalent) of UL nor agree to do so;

(vi) not return capital to its shareholders or repay any indebtedness for borrowed money before it is due nor agree to do so;

(vii) not undertake a conversion under Part V of the Companies Law;

(viii) not undertake an amalgamation under Part VI of the Companies Law;

(ix) not undertake a migration under Part VII of the Companies Law;

(x) not undertake an arrangement of reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law;

(xi) maintain holdings of uranium oxide of not less than 1,725,000 pounds and of uranium hexafluoride of not less than 412,000 kgU;

(xii) maintain a positive working capital balance, after payment of all fees and expenses incurred as a result of the Proposal, excluding £150,000 incurred as a result of the Proposal and implementation and negotiation of the Proposal as a Scheme of Arrangement, and excluding potential proceeds from the exercise of the Nufcor Options;

(xiii) not sell, pledge, encumber, allot, reserve, set aside, or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation or setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any of its or its Subsidiaries' securities or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities, nor agree to do so, except for the issuance of UL Shares on the exercise of the Nufcor Options;

(xiv) not amend, vary or modify the terms of the Nufcor Options nor agree to do so;

(xv) not grant any options, or rights to acquire shares or otherwise amend, vary or modify any stock option plan or agreement, pursuant to which UL Options are granted, or grant any UL Options nor agree to do so;

(xvi) not reorganize, amalgamate or merge with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, nor agree to do so;

(xvii) except with respect to the sale of assets in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of assets nor agree to do so;

(xviii) not guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities nor agree to do so;

(xix) not other than in the ordinary and regular course of business and consistent with past practice, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers or directors of it nor agree to do so;

(xx) not, except in the ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any Claims or liabilities prior to the same being due, (B) grant any waiver, exercise any option or relinquish any contractual rights; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments nor agree to do so;

(xxi) use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xxii) not settle or compromise any Claim brought by or on behalf of, directly or indirectly, any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Scheme of Arrangement;

(xxiii) except in the usual, ordinary and regular course of business and consistent with past practice, not enter into or modify (or agree to enter into or modify) any Material Agreements nor agree to do so;

(xxiv) not incur or commit to capital expenditures or other commitments nor agree to do so;

(xxv) not acquire any securities of any Person nor agree to do so;

(xxvi) not make any changes to existing accounting practices relating to UL except as required by Law or required by IFRS or make any tax election inconsistent with past practice nor agree to do so;

(xxvii) not enter into or modify any agreements or arrangements or take any other action that would reasonably be expected to adversely affect the value of the assets or the shares of UL nor agree to do so;

(xxviii)promptly advise UPC orally and, if then requested by UPC, in writing:

(A) of any Material Adverse Change in respect of UL; and

(B) of any breach by UL of any covenant or agreement contained in this Agreement;

(xxix) in the event that covenant in section 3.2(a)(iii) or (vi) above is breached, agree to the making of such adjustment as is, in the reasonable opinion of UPC's advisers, appropriate to the number of New UPC Shares to be issued for each UL Share pursuant to the Scheme or (if appropriate) the Offer, to reflect the change or changes to capital, set aside or payment of dividends or other distribution, or return of capital.

(b) During the Pre-Effective Date Period, UL shall:

(i) prior to the UL Court Meeting, take, or cause to be taken, all such commercially reasonable steps as are within its power to obtain an irrevocable undertaking in a form acceptable to UPC, acting reasonably, from QVT Financial LP and from each director of UL who holds UL Shares;

(ii) use commercially reasonable efforts to ensure the satisfaction of the Conditions relating to UL;

(iii) apply for and use all reasonable efforts to obtain all necessary approvals of the Court, including the Court Order;

(iv) carry out the terms of such approvals of the Court (including mailing the UL Scheme Document to UL Shareholders as ordered by the Court) and the Court Order applicable to it and use its commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on UL with respect to the transactions contemplated hereby and by the Scheme of Arrangement or (if applicable) a Takeover Offer;

(v) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi) use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to UL or the UL Shares which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vii) effect all necessary registrations, filings and submissions of information required from UL in order to obtain the Appropriate Regulatory Approvals;

(viii) use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by UL from other parties to Material Agreements in connection with or as a consequence of the transactions contemplated by this Agreement;

(ix) not take any action, or permit any action to be taken which would reasonably be expected to prevent or materially delay completion of transactions contemplated by this Agreement except as specifically permitted by this Agreement; and

(x) use its reasonable efforts to cause, as soon as reasonably practicable after the Effective Time, all of the directors of UL, and any other director nominees of UL to resign and to cause individuals nominated by UPC to become directors of UL in their place provided that one nominee of UL may remain or be placed on the UL board, with the consent of UPC not to be unreasonably withheld.

3.3 Covenants of UPC

(a) During the Pre-Effective Date Period, UPC shall (and, where appropriate, shall, subject to Section 1.5, cause its Subsidiaries to):

(i) use commercially reasonable efforts to ensure the satisfaction of the Conditions relating to UPC;

(ii) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iii) use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to UPC which may adversely affect the

ability of the parties to consummate the transactions contemplated hereby;

(iv) effect all necessary registrations, filings and submissions of information required by any member of the UPC Group in order to obtain the Appropriate Regulatory Approvals;

(v) use its commercially reasonable efforts to remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in all of the Provinces of Canada;

(vi) use its commercially reasonable efforts to maintain the listing of the UPC shares on the TSX;

(vii) not take any action, or permit any action to be taken which would reasonably be expected to prevent or materially delay completion of transactions contemplated by this Agreement except as specifically permitted by this Agreement; and

(viii) use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by UPC or any of its Subsidiaries from other parties to Material Agreements in connection with or as a consequence of the transactions contemplated by this Agreement.

(b) UPC covenants and agrees that during the Pre-Effective Date Period it will, except (i) with the consent of UL to any deviation therefrom, which consent shall not be unreasonably withheld or delayed; (ii) as required to comply with any Law; (iii) with respect to acts or omissions specifically Disclosed by UPC; or (iv) with respect to any matter required to be done or not done by the terms of this Agreement or the Scheme of Arrangement or (if applicable) any Takeover Offer including the transactions involving the businesses of UL and UPC contemplated hereby:

(i) announce and implement a normal course issuer bid through the facilities of the TSX to allow repurchases of UPC Shares from time to time as approved by the Board of UPC;

(ii) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and others having business dealings with it to the end that its goodwill and business shall be maintained;

(iii) not commence to undertake an expansion of its business facilities or an expansion that is out of the ordinary and regular course of its business or inconsistent with prior practice nor agree to do so;

(iv) not split, combine or reclassify any of the outstanding UPC Shares nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding UPC Shares nor agree to do so;

(v) not amend the articles or by-laws of UPC or amend the constitutive documents of any of its Subsidiaries nor agree to do so;

(vi) not return capital to its shareholders or, except in the ordinary course of its business, repay any indebtedness for borrowed money before it is due nor agree to do so;

(vii) not grant any options, or rights to acquire shares or otherwise amend, vary or modify any stock option plan or agreement, pursuant to which any such options are granted;

(viii) not make any changes to existing accounting practices related to UPC except as required by Law or required by GAAP, IFRS, or make any tax election inconsistent with past practice nor agree to do so;

(ix) not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any of its or its Subsidiaries' securities or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities except for transactions between two or more wholly-owned Subsidiaries of UPC, between a wholly-owned Subsidiary of UPC and a partnership controlled by UPC or between a wholly-owned Subsidiary of UPC or partnership controlled by UPC and UPC nor agree to do so;

(x) not reorganize, amalgamate or merge with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, (other than relating to transactions between two or more wholly-owned Subsidiaries of UPC, between a wholly-owned Subsidiary of UPC and a partnership controlled by UPC or between a wholly-owned Subsidiary of UPC or partnership controlled by UPC and UPC) nor agree to do so;

(xi) except with respect to the sale of assets in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any of its assets (other than relating to transactions between two or more wholly-owned Subsidiaries of UPC or between a wholly-owned Subsidiary of UPC and UPC or in respect of uranium lending activities) nor agree to do so;

(xii) use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially

similar premiums are in full force and effect;

(xiii) not guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities except in connection with the refinancing, replacement or amendment of the existing indebtedness of UPC or in the ordinary and regular course of business consistent with past practice nor agree to do so;

(xiv) not settle or compromise any Claim brought by or on behalf of, directly or indirectly, any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Scheme of Arrangement nor agree to do so;

(xv) except in the usual, ordinary and regular course of business and consistent with past practice, not enter into or modify (or agree to enter into or modify) any Material Agreements nor agree to do so;

(xvi) not acquire any securities of any Person that is not a wholly-owned subsidiary at the date of this Agreement;

(xvii) not enter into or modify any agreements or arrangements or take any other action that would reasonably be expected to adversely affect the value of the assets or the shares of UPC or its Subsidiaries nor agree to do so; and

(xviii) promptly advise UL orally and, if then requested by UL, in writing:

(A) of any Material Adverse Change in respect of UPC; and

(B) of any breach by UPC of any covenant or agreement contained in this Agreement.

(c) During the Pre-Effective Date Period, UPC shall, and shall, where relevant and subject to Section 1.5, cause its Subsidiaries to, perform all obligations required or desirable to be performed by UPC or any of its Subsidiaries under this Agreement, co-operate with UL in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, UPC shall (and where appropriate shall, subject to Section 1.5, cause its Subsidiaries to):

(i) use commercially reasonable efforts to ensure the satisfaction of the Conditions;

(ii) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(iii) use its commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to UPC which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(iv) effect all necessary registrations, filings and submissions of information required by any member of the UPC Group in order to obtain the Appropriate Regulatory Approvals;

(v) use its commercially reasonable efforts to remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in all of the Provinces of Canada;

(vi) use its commercially reasonable efforts to maintain the listing of the UPC Shares on the TSX;

(vii) not take any action, or permit any action to be taken which would reasonably be expected to prevent or materially delay completion of transactions contemplated by this Agreement except as specifically permitted by this Agreement; and

(viii) use its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by UPC or any of its Subsidiaries from other parties to Material Agreements in connection with or as a consequence of the transactions contemplated by this Agreement.

3.4 Covenants Regarding Non-Solicitation

(a) UL shall immediately cease and cause to be terminated any and all existing discussions, solicitations, encouragement, negotiations, if any, with any Person other than UPC with respect to any potential Acquisition Proposal and, subject to applicable Law (including Rule 20.2 or the City Code), shall discontinue all access to or disclosures of information to any Person other than UPC relating to UL.

(b) Except as otherwise permitted by this Section 3.4 or Section 3.5, or as required by Rule 20.2 of the Code, UL shall not, directly or indirectly, through any officer, director, employee, representative or agent of UL:

(i) solicit, initiate, invite or knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii) participate in any negotiations or discussions regarding or provide any confidential information with respect to or otherwise cooperate in any way with any Acquisition Proposal;

(iii) subject to the exercise by the board of directors of UL of its legal duties (including its fiduciary duties), withdraw or modify in a manner adverse to UPC the approval of the board of directors of UL of the transactions contemplated hereby;

(iv) approve or recommend any Acquisition Proposal; or

(v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal.

(c) Notwithstanding Section 3.4(b), nothing shall prevent the board of directors or officers of UL from (*x*) causing UL to comply with its disclosure obligations under applicable Securities Legislation, the Code, or any Law; or (*y*) prior to the issuance of the Court Order, from considering, responding to, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 3.4(f), in response to an unsolicited *bona fide* Acquisition Proposal received from a third party:

(i) that did not otherwise result from a breach of this Section 3.4; and

(ii) in respect of which the board of directors of UL determines, in good faith after consultation with its financial advisers and outside counsel, that it should, in the proper exercise of its legal duties, consider; and that the same constitutes, or if completed in accordance with its terms would constitute, a Superior Proposal,

provided that prior to entering into any such discussions or any such confidentiality agreement it notifies UPC in accordance with Section 3.4(e) that it intends to do so and further provided any such confidentiality agreement does not prevent UL from providing information to UPC and shall not prevent UL from providing to UPC a copy (redacted only as to the name of the party making such proposal) of any Acquisition Proposal determined by the board of UL to be a Superior Proposal, pursuant to this Agreement.

(d) UL shall not release any third party from any confidentiality or standstill agreement to which UL and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding UL previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding UL.

(e) UL shall immediately notify UPC, at first orally and then in writing, of receipt by UL of any Acquisition Proposal from a third party and any inquiry that is reasonably likely to lead to such an Acquisition Proposal, and of any amendments to the foregoing, or any request for non-public information relating to UL in connection with an Acquisition Proposal or for access to the properties, books or records of UL by any Person in connection with an Acquisition Proposal. Such notice shall include details of the material terms of the Acquisition Proposal, and such other details of the proposal, inquiry or contact as UPC may reasonably request to the extent that UL is not prevented by Law from disclosing the same to UPC. UL shall keep UPC reasonably informed of the status of such Acquisition Proposal, including details of any change to the material terms of any such Acquisition Proposal or inquiry, and shall provide to UPC as soon as reasonably practicable, but in any event within 24 hours of receipt of any material correspondence or information, a summary of all material correspondence and other information sent or provided: (i) to UL by any Person in connection with any Acquisition Proposal; and (ii) by UL to any Person in connection with any Acquisition Proposal, provided that any such summary may omit or redact the name of such Person.

(f) If UL receives a request for material non-public information from a Person who has made

an unsolicited *bona fide* Acquisition Proposal and UL is permitted, as contemplated under Section 3.4(c), to respond to or discuss the terms of such Acquisition Proposal, then, and only in such case, the board of directors of UL may, subject to the execution by such Person of confidentiality agreement containing a standstill provision, provide such Person with access to information regarding UL; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal or any material amendment thereto and provided further that UL sends a copy of any such confidentiality agreement to UPC promptly upon its execution and UPC is provided with copies of the information provided to such Person and immediately provided with access to information similar to that which was provided to such Person.

(g) UL shall ensure that its officers, directors and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 3.4, and it shall be responsible for any breach of this Section 3.4, by its officers, directors, financial advisors or other advisors or representatives.

(h) Nothing contained in this Section 3.4 shall prohibit the board of directors of UL from withdrawing, modifying or changing its recommendation to the UL Shareholders in respect of the transactions contemplated hereby prior to the approval of the Scheme of Arrangement by the UL Shareholders, if the board of directors of UL determines in good faith (after consultation with outside legal counsel) that such withdrawal, modification or change is necessary for the board of directors of UL to act in a manner consistent with its legal duties (including its fiduciary duties) or applicable Law; provided that (i) not less than 48 hours before the board of directors of UL considers any such withdrawal, modification or change, UL shall give UPC written notice thereof, including a summary of the reasons for such withdrawal, modification or change, including information relied upon, together with copies of any relevant documents which are considered by the UL Board to resolve such decision to withdraw, modify or change its recommendation; and (ii) the foregoing shall not relieve UL from its obligation to proceed to call and hold the UL Meetings and to hold the vote on the UL Resolutions, except if this Agreement is terminated in accordance with the terms hereof or any withdrawal of the recommendation is replaced by a new recommendation by UL's board to vote against the UL Resolutions.

(i) UL's obligations and undertakings contained in this Section 3.4 shall be subject to any requirements or other provisions of any Law (including, without limitation, the City Code).

3.5 Payment of Inducement Fee in respect of Superior Proposal Determination

(a) Notwithstanding any other provision of this Agreement, UL may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if: (i) it has provided UPC with written notice of such Superior Proposal specifying: (A) the material terms and conditions of such Superior Proposal; and (B) the date on which UL received a copy of the Superior Proposal with only the name of the Person making such Superior Proposal omitted or redacted; (ii) five Business Days shall have elapsed from the date on which UPC received written notice advising UPC that UL's board of directors has resolved, subject only to compliance with this Section 3.5, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and (iii) it has previously paid or will concurrently pay to UPC the Inducement Fee, provided that nothing in this Agreement shall

oblige UL to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the City Code. If the Panel deems the Inducement Fee set forth above is excessive, such lower sum as the Panel deems acceptable shall be payable by UL instead.

(b) During such five Business Day period, if applicable, UL agrees that UPC shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of UL will review any written offer by UPC to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its legal duties, whether the amended terms proposed by UPC would be at least as favourable to the UL Shareholder as the Superior Proposal referred to in Section 3.5(a). If the board of directors of UL so determines, UL will enter into an amended and restated agreement with UPC reflecting UPC's amended proposal. If the board of directors of UL continues to believe, in good faith and after consultation with financial advisors and outside counsel, that UPC's amended proposal would not be at least as favourable to the UL Shareholders as such Superior Proposal, and therefore rejects UPC's amended proposal, the directors of UL may withdraw their recommendation of the Scheme or (if applicable) the Takeover Offer and recommend the Superior Proposal provided, however, that UL must concurrently pay to UPC the Inducement Fee. UL acknowledges that the agreements contained in this Section 3.5 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, UPC would not enter into this Agreement.

(c) UL further acknowledges that the Inducement Fee is a genuine pre-estimate of the loss and damage that UPC will suffer or incur as a result of the event giving rise to such payment and the associated termination of this Agreement and is not a penalty.

(d) UL also acknowledges and agrees that each successive modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of the requirement under Section 3.5 and shall require an additional five Business Day notice period.

3.6 Access to Information

(a) Subject to the Confidentially Agreement and applicable Law, upon reasonable notice, UL shall afford the Representatives of UPC reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Date of the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, UL shall furnish promptly to UPC all information concerning UL's businesses, properties and personnel and UPC may reasonably request.

(b) Subject to the Confidentially Agreement and applicable Law, upon reasonable notice, UPC shall (and shall, subject to Section 1.5, cause each of its Subsidiaries to) afford the Representatives of UL reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, UPC shall (and shall cause each of its Subsidiaries to) furnish promptly to UL all information concerning UPC's and its Subsidiaries' businesses, properties and personnel as UL may reasonably request.

3.7 Privacy Matters

(a) UPC and UL acknowledge and agree that certain information provided by UL to UPC and by UPC to UL in connection with the transactions contemplated hereunder constitutes Personal Information (the **"Disclosed Personal Information"**) which is necessary for the purposes of determining if UPC or UL, as applicable, shall proceed with the Scheme of Arrangement, that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business of UPC or UL or the completion of the Scheme of Arrangement and that, as contemplated by the terms of the Confidentiality Agreement, such Disclosed Personal Information:

(i) may not be used for any purpose other than those related to the performance of this Agreement;

(ii) must be kept strictly confidential and UPC or UL, as applicable, shall ensure that access to such Personal Information shall be restricted to those Representatives of UPC or UL, as applicable, who have a bona fide need for access to such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with UPC's or UL's, as applicable, obligations hereunder; and

(iii) upon the termination of this Agreement, or otherwise upon the request of UPC or UL, the other party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return upon request or destroy in a secure manner the Disclosed Personal Information (and any copies).

(b) In addition to the foregoing obligations contained in the Confidentiality Agreement:

(i) each of UPC and UL agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii) each of UL and UPC agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(iii) if the Scheme of Arrangement is completed UPC or UL, as applicable, may disclose additional Personal Information of its employees, customers, directors and officers to UPC or UL, as applicable, and its Representatives on condition that:

(A) UPC or UL, as applicable, and its Representatives must only use or

disclose such Personal Information for the same purposes for which it was collected, used or disclosed; and

(B) the customers, directors, officers and shareholders whose Personal Information is disclosed are notified that:

1. the Scheme of Arrangement has taken place; and

2. the Personal Information about them has been disclosed to UPC or UL, as applicable, and its Representatives.

3.8 Legal duties

(a) For the avoidance of doubt, nothing in this Agreement shall require any party to do or to omit doing anything in relation to the implementation of the Scheme, the Takeover Offer (if applicable) or the Proposal if and to the extent that such act or omission would constitute, require or involve the breach by that party or by any of its directors, officers or advisers of any applicable Law (and including, without limitation, the Code or any legal duty of any person as a director of the relevant party).

3.9 Insurance and Indemnification

(a) UPC shall ensure that UL will maintain in effect, without any reduction in scope or coverage, for six years from the Effective Date their current policies of directors' and officers' insurance with coverage on a "trailing" or "run-off' basis for all present and former directors and officers of UL with respect to claims arising from facts or events that occurred prior to the Effective Date.

(b) UPC agrees that all rights to indemnification or exculpation now existing in favour of present and former directors and officers of UL shall survive the Scheme of Arrangement and shall continue in full force and effect for a period of six years from the Effective Date.

(c) Clause 3.9(a) and (b) shall be directly enforceable by the present and former directors and officers of UL pursuant to the Contracts (Rights of Third Parties) Act 1999.

ARTICLE 4
AMENDMENT AND TERMINATION

4.1 Amendment

This Agreement may be amended by mutual written agreement of the parties hereto.

4.2 Mutual Understanding Regarding Amendments

(a) During the Pre-Effective Date Period the parties will use their respective reasonable efforts to consider and review and, if agreed, pursue, present and future financial and tax planning opportunities for the UL Shareholders, and for UPC and for UL, as and to the extent that the same shall not prejudice any party or its securityholders. The parties will ensure that

such planning activities and the pursuit of any such opportunities do not impede the progress of the Scheme of Arrangement or (if applicable) the Takeover Offer in any material way.

(b) UPC or UL agree that if either party, as the case may be, proposes any amendment or amendments to this Agreement or to the Scheme of Arrangement or (if applicable) the Takeover Offer, the other will act reasonably in considering such amendment and if the other and its securityholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with UPC or UL, as the case may be, so that such amendment can be effected subject to applicable Law and the rights of the securityholders.

4.3 Termination

(a) This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or of the transactions contemplated hereby by the Court, the UPC Shareholders or the UL Shareholders):

(i) by either UL or UPC, if:

(A) the Effective Time shall not have occurred on or before the Termination Date, except that the right to terminate this Agreement under this Section 4.3(a)(i)(A) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Termination Date; or

(B) if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(C) if the UL Shareholders shall have failed to approve the UL Resolutions at the UL Meetings; or

(D) if the UPC Shareholders shall have failed to approve the UPC Resolutions at the UPC Meeting; or

(E) if the Court shall have failed to sanction the Scheme of Arrangement at the Court Hearing (or any adjournment thereof).

(ii) by UPC, if:

(A) prior to obtaining the approval of the UL Resolutions, the board of directors of UL shall have failed to recommend or withdrawn or modified or changed in a manner adverse to UPC its approval or recommendation of the Scheme of Arrangement or the UL Resolutions; or

(B) UL shall have breached any of its obligations under Sections 3.4 or 3.5; or

(C) UL shall have breached any of its obligations under Section 3.2 in any material respect; or

(iii) by UL, if:

(A) prior to obtaining the approval of the UPC Resolutions, the board of directors of UPC shall have failed to recommend or withdrawn or modified or changed in a manner adverse to UL its approval or recommendation of the Proposal or the UPC Resolutions; or

(B) it wishes to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal, provided that UL has complied with its obligations under Sections 3.4 and 3.5 and the obligation for the payment of any fee pursuant to Section 3.5 or 4.4; or

(C) UPC shall have breached any of its obligations under Section 3.3 in any material respect.

(b) Any party wishing to terminate this Agreement pursuant to Section 4.3(a) shall give written notice of such termination to the other party.

(c) If this Agreement is terminated in accordance with the foregoing provisions of this Section 4.3, no party shall have any further liability to perform its obligations hereunder except as provided in Section 4.3(a)(i)(A) and as otherwise contemplated hereby, and provided that, subject to Section 4.4, neither the termination of this Agreement nor anything contained in this Section 4.3(c) shall relieve any party from any liability for any breach by it of this Agreement, including from any non-performance by it of its covenants made herein.

(d) For the avoidance of doubt, termination of this Agreement in accordance with the foregoing provisions of this Section 4.3 shall not relieve either party from its respective obligations under the Code, any applicable Law or the UL Scheme Document in relation to the Proposal.

4.4 Inducement Fee

In addition to UL's obligations to pay the Inducement Fee pursuant to Section 3.5, if UPC should terminate this Agreement pursuant to Sections 4.3(a)(ii)(A), 4.3(a)(ii)(B) or 4.3(a)(ii)(C), then in any such case UL shall pay to UPC the Inducement Fee in immediately available funds to an account designated by UPC.

4.5 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party or its representatives and any such breach may cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 5
GENERAL PROVISIONS

5.1 Public Announcements

UPC and UL agree to use their reasonable efforts to consult with each other in relation to any news releases or public statements with respect to this Agreement or the Scheme of Arrangement and, except as otherwise required pursuant to applicable Law, neither party shall issue any such news releases or make any such public statements without the prior consent of the other party, such consent not to be unreasonably withheld or delayed. UPC and UL also agree to consult with each other in preparing and making any filings and communications in connection with the satisfaction of any Conditions.

5.2 Notices

All notices, requests, demands and other communications hereunder will be deemed to have been duly given and made, if in writing and if served by personal delivery upon the party for whom it is intended or delivered, or if sent by facsimile, upon receipt of confirmation that the transmission has been received, to the Person at the address set forth below, or any other address as may be designated in writing hereafter, in the same manner, by that Person:

(a) if to UPC:

Uranium Participation Corporation
402 - 595 Bay Street
Toronto, Ontario, Canada
M5G 2C2

Attention: President and Chief Executive Officer

(b) if to UL:

Uranium Limited
La Route des Camps, St. Martin
Guernsey, Channel Islands
GY1 3UQ

Attention: Chairman

5.3 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated and the parties hereto will negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

5.4 Assignment

Neither party hereto may assign any of its rights hereunder without the prior written consent of the other party.

5.5 Governing Law and Jurisdiction

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English Law but for the avoidance of doubt not the Scheme which shall be governed by Guernsey Law.

In relation to any legal action or proceedings to enforce this Agreement or arising out of or connection with it each party irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to any such legal action or proceedings in such courts on the grounds of venue or on the grounds that such legal action or proceedings have been brought in an inappropriate forum.

5.6 Third Party Rights

Save as otherwise expressly stated herein, no person who is not a party to this Agreement shall have any right under the Contracts (Rights of Third Parties) Act, 1999 to enforce any provision of this Agreement.

5.7 Binding Effect

This Agreement will be binding upon and will enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

5.8 Investigation by Parties

No investigation pursuant to the Confidentiality Agreement, this Agreement or otherwise made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any covenant of the other party in or pursuant to this Agreement.

5.9 Expenses

(a) Each party shall bear its own costs of or in connection with the preparation, negotiation, execution and performance of its obligations under this Agreement.

(b) UPC warrants to UL that, except for any amounts owing by UPC pursuant to and in accordance with the terms of written and executed agreements existing as at the date hereof and copies of which have been provided to UL on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission from UPC or any Subsidiary of UPC as a result of the completion of the transactions contemplated hereby or by the Scheme of Arrangement.

(c) UL warrants to UPC that, except for any amounts owing by UL pursuant to and in accordance with the terms of written and executed agreements existing as at the date hereof and copies of which have been provided to UPC on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission from UL as a result of the completion of the transactions contemplated hereby or by the Scheme of Arrangement.

5.10 Remedies and Waivers

(a) No omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

(b) The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy, and the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

5.11 Further Assurances

UL and UPC hereby agree that each will promptly furnish to the other any further documents and take or cause to be taken any further action as may reasonably be required in order to give effect to this Agreement and the Scheme of Arrangement and (if applicable) any Takeover Offer. The parties hereto each agree to execute and deliver any instruments and documents as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

5.12 Time of Essence

Time is of the essence of this Agreement.

5.13 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument.

5.14 Process Agent

(a) UL appoints Simmons & Simmons of CityPoint, One Ropemaker Street, London EC2Y 9SS (for the attention of Richard May) as its process agent to receive on its behalf service of process of any legal action or proceedings to enforce this Agreement or arising out of or connection with it in England. Service upon the process agent shall be good service upon UL whether or not it is forwarded to and received by UL. If, for any reason, the process agent ceases to be able to act as process agent, or no longer has an address in England, UL irrevocably agrees to appoint a substitute process agent with an address in England reasonably acceptable to UPC and to deliver to UPC a copy of the substitute process agent's acceptance of that appointment within 30 days. If UL fails to appoint a substitute process agent, it shall be effective service for UPC to serve the process upon the last known address in England of the last known process agent for UL notified to UPC to this Agreement notwithstanding that such process agent is no longer found at such address or has ceased to act.

(b) UPC appoints Dewey & LeBoeuf of 1 Minster Court, Mincing Lane, London EC3R 7YL (for the attention of Lynn McCaw) as its process agent to receive on its behalf service of process of any legal action or proceedings to enforce this Agreement or arising out of or connection with it in England. Service upon the process agent shall be good service upon UPC whether or not it is forwarded to and received by UL. If, for any reason, the process agent ceases to be able to act as process agent, or no longer has an address in England, UPC irrevocably agrees to appoint a substitute process agent with an address in England reasonably acceptable to UL and to deliver to UL a copy of the substitute process agent's acceptance of that appointment within 30 days. If UPC fails to appoint a substitute process agent, it shall be effective service for UL to this Agreement to serve the process upon the last known address in England of the last known process agent for UPC notified to UL notwithstanding that such process agent is no longer found at such address or has ceased to act.

The parties have executed this Implementation Agreement on the date first written above.

URANIUM PARTICIPATION CORPORATION

By: (Signed) "Jeff Kennedy"

Name: Jeff Kennedy
Title: Director, Uranium Participation Corp.

URANIUM LIMITED

By: (Signed) "Peter K. Bonney"

Name: Peter K. Bonney
Title: Director

STRICTLY PRIVATE AND CONFIDENTIAL

SCHEDULE A

ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Uranium Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law, 2008, as amended

Summary

- The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

- It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

- Under the terms of the Scheme, the holders of Scheme Shares will receive 0.50 of one UPC Share for each Scheme Share held.

- The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL share at 204.3 pence based on the closing price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

- No dividends or other distributions will be declared, made or paid hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The UL Shares will be acquired by UPC as fully paid and free from all Encumbrances together with all rights now or hereafter attaching thereto,

including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme (or, if applicable, the City Code Offer) represents:

  - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;

  - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and

  - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

- The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

- The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

- Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The New UPC Shares will not be listed for trading or trade on any other stock exchange.

- The Transaction has been unanimously recommended by the Directors of UL.

- The Transaction has been unanimously recommended by the Directors of UPC entitled to vote.

- UL is a non-cellular investment company limited by shares registered in the Island of Guernsey which provides investors with investment exposure to the price of uranium.

- UPC is based in Canada and is a corporation under the Business Corporations Act (Ontario) which invests substantially all of its assets in uranium with the primary objective of achieving appreciation in the value of its uranium holdings and the mission to provide an alternative for investors interested in holding uranium.

- The UL Board believes that the Transaction should lead to the following benefits:

  – a substantially improved trading relationship with NAV for the New UPC Shares relative to existing UL Shares. Over the last twelve months, UL Shares have consistently traded at a discount to NAV averaging 21.0% over the period, by contrast UPC Shares have traded with a much closer relation to NAV, and at an average discount of 1.9% to NAV over the same period;

  – significantly enhanced liquidity for the New UPC Shares in comparison with existing UL Shares. Over the last twelve months, UL Shares have traded at an average daily reported volume of approximately 66,348 shares on AIM and 2,812 shares on the TSX, which contrasts with an average daily reported volume for UPC Shares of approximately 323,424 shares on the TSX over the same period;

  – improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and

  – participation in a combined entity, with comparable investment objectives and strategy to UL, thereby ensuring that UL shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

- The sole Director of UL who holds UL Shares has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer) in respect of his own legal and beneficial holdings of 22,095 UL Shares in aggregate, representing approximately 0.05% of UL's existing issued ordinary share capital and 0.05% of the issued UL Shares entitled to vote at the Court Meeting.

- In addition, UPC has received an irrevocable undertaking from QVT Financial LP, on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer). The irrevocable undertaking is in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's existing issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

- In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

- The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which

represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

- Appendix I sets out the Conditions and certain further terms which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be) will apply to the Transaction. Appendix II contains information on the source of certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III.

Commenting on the Transaction, Richard H. McCoy, Chairman of the Board of UPC, said:

> "This Transaction allows UPC to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both UL and UPC shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Commenting on the Transaction, Kelvin Williams, Non-Executive Chairman of UL, said:

> "This Transaction provides UL shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for UL shareholders a comparable exposure to anticipated uranium price upside."

This summary should be read in conjunction with and is subject to, the full text of the following announcement. The Transaction is subject to the Conditions and further terms set out in the Appendices and to be set out in the Scheme Documents.

Enquiries:

UPC Tel: +1 (416) 979 1991

Ron Hochstein

James Anderson

Cormark Securities Inc. Tel: +1 (800) 461 2275

(*financial advisor to UPC*)

Peter Grosskopf

Boris Novansky

Adam Spencer

UL Tel: +44 (0) 1481 234 200

Kelvin Williams

William Scott

Canaccord Adams Limited Tel: +44 (0)20 7050 6500

(financial advisor to UL)

Rory O'Sullivan

Ryan Gaffney

Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates", within the meaning of the Securities Act, of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme

Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the law of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey or the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under Companies Law 2008 of the Island of Guernsey. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canadian or US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable acquisitions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the

relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any Canadian jurisdiction and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey or the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future

financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

UL Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law 2008, as amended

1 Introduction

The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

2 The Transaction

It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

Under the terms of the Transaction, the holders of Scheme Shares will receive:

For each UL Share 0.50 New UPC Share

Fractions of a New UPC Share will not be issued.

The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL Share at 204.3 pence based on the Closing Price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

No dividends or other distributions will be declared, made or paid on the UL Shares hereafter until the Effective Date. If, despite the prohibition above, any dividends or

other distributions are so declared, made or paid on the UL Shares, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme of Arrangement (or, if applicable, the City Code Offer) represents:
  - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;
  - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and
  - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL.

The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

The New UPC Shares will not be listed for trading or trade on any other stock exchange.

The UL Shares will be acquired by UPC as fully paid up and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The conditions and certain further terms of the Transaction are set out or referred to in Appendix I which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be), will apply to the Transaction.

3 Background to, and reasons for, the Transaction and UPC's intentions in relation to UL

Since its inception, the mission of UPC has been to provide an investment alternative for investors interested in holding uranium. The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

UPC has satisfied investor demand by conducting equity financings and market purchases of uranium. UPC's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for UPC Shares.

With these criteria, the Board of UPC, can determine if growing UPC's uranium holdings is attractive. Since May 2005, UPC has completed eight public offerings, raising gross proceeds of Cdn$647.0 million, and a further Cdn$31.2 million from the exercise of previously issued warrants.

As UPC grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell UPC Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of UPC evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of UPC have determined that the Transaction is attractive to UPC and its shareholders for the following reasons:

- allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC Shareholders.

As a result of the Transaction, UPC will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU of UF_6.

4 Background to the recommendation

UL's shares have, since July 2008, been trading at a discount to its NAV per share. The Board of UL have considered alternatives to achieve a reduction in the discount to its NAV per share, primarily by improving liquidity and trading volumes. In an effort to improve liquidity and achieve share price appreciation, UL on 30 December 2008 listed its shares on the TSX. This listing has however failed to improve the liquidity of UL's Shares and trading volumes have remained low throughout 2009.

The share price discount to NAV prevents UL from raising funds by the issue of further equity capital, not only as it is commercially unattractive to its existing shareholders, but UL's articles of incorporation do not permit UL to issue share capital at a discount to its prevailing NAV.

The Board of UL recognise that UPC Shares have consistently exhibited better liquidity and greater trading volume than UL Shares. As a result, UPC's shares have historically not suffered from trading at a persistent discount to NAV, which is in contrast to UL Shares.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from the better liquidity offered by UPC's shares, as well as their greater parity with NAV.

Based on UPC's history of successful financings that have broadened their shareholder base and improved liquidity, the Board of UL believes that UPC will also be in a better position to raise finance through the issue of equity capital, and therefore are better able to take advantage of future opportunities in the uranium market.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from improved trading liquidity, a better relation of the share price to NAV, and long term capital appreciation as envisaged by current forecasts for uranium prices. Under the Transaction, UL Shareholders will receive shares in a company with comparable investment objectives and strategy to UL, thereby ensuring that they will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

5 Irrevocable undertakings

Anthony Pickford, the sole Director of UL owning UL Shares, has irrevocably undertaken in respect of his own legal and beneficial holdings of 22,095 UL Shares, in aggregate representing approximately 0.05% of the existing issued ordinary share capital of UL, and 0.05% of the issued UL Shares entitled to vote at the Court Meeting, to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer). This irrevocable undertaking will remain binding even if a competing offer is made for UL.

In addition, QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is

implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme, in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

6 Information on UPC and the UPC Group

UPC is an investment holding company which invests substantially all of its assets in uranium, either in the form of uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. UPC's mission is to provide an investment alternative for investors interested in holding uranium. UPC's constating documents prescribes that at least 85% of the gross proceeds of any issue of shares must be invested in, or held for future acquisitions, of uranium. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., is the Manager of UPC. The Manager does not have any ownership interest in UPC, and the two companies do not have any directors in common.

The Manager conducts its services under a management services agreement with UPC (the "Management Services Agreement"). The Management Services Agreement has an initial term of five years, commencing 30 March 2005, and continues thereafter unless terminated by either party upon 180 days previous written notice. UPC has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

Under the Management Services Agreement, the Manager is required to manage UPC's activities in accordance with commercially reasonable and prudent business practices and may delegate, with the approval of the Board of UPC and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of UPC in accordance with the Management Services Agreement and title of uranium purchases remains with UPC. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time. All lending arrangements for uranium are conducted in accordance with the instructions of UPC's Board. In addition to its responsibilities for

purchasing or selling uranium for and on behalf of UPC, the Manager is required to arrange for storage of the uranium, arrange insurance coverage, prepare regulatory filing materials and reports for shareholders, furnish office facilities, provide officers for UPC and generally manage UPC's business and affairs.

UPC's NAV at 30 November 2009 was Cdn$543,773,000.

UPC was incorporated under the laws of the Province of Ontario, Canada in 2005. UPC is authorized to issue an unlimited number of common shares without par value. The number of issued and outstanding UPC Shares as at the date hereof is 85,697,341. The UPC Shares are listed for trading on the TSX under the ticker symbol "U".

UPC carries on its operations through its wholly-owned subsidiaries UPC Participation Alberta Corp. (Alberta, Canada) and Uranium Participation Cyprus Limited (Cyprus). UPC also has a branch office in Luxembourg.

An investment in UPC Shares provides an investment alternative for investors interested in investing in uranium. The UPC Shares represent an indirect interest in physical uranium owned by UPC.

The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by UPC is stored at licensed uranium conversion or enrichment facilities in Canada, France and the United States. UPC's Manager negotiates storage arrangements with the facilities on behalf of UPC. In order for the Manager to remove the uranium held in storage on behalf of UPC, a certified resolution of its Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of UPC is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of UPC are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

7 Information on UL

UL is a non-cellular investment company limited by shares registered in the Island of Guernsey. UL provides investors with the opportunity to invest in uranium and obtain investment exposure to the price of uranium in a manner that does not directly or indirectly include all of the risks associated with investment in companies that explore for, mine and process uranium. The investment objective of UL is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom.

The strategy of UL is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. UL has adopted the following investment guidelines:

- at least 90% of any net proceeds receivable by UL must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;

- UL holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium which it holds if the Board considers that it would be appropriate to do so at the relevant time; and

- UL will seek to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

UL invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

UL reported a NAV and adjusted NAV as at 31 December 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share). The diluted NAV and adjusted diluted NAV as at 31 December 2009 was also £1.91 per share (US$3.09 per share). For the period ended 30 June 2009 UL reported an operating profit of US$485,246 (period to 30 June 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to 30 June 2008: a loss of US$217.0 million).

The UL Shares are listed for trading on AIM and the TSX under the ticker symbol "UML".

8 Directors and Management

Upon completion of the Transaction, Kelvin Williams will be invited to join the Board of UPC. All other UL Directors have notified UPC of their intention to resign as Directors of UL upon completion of the Transaction. It is intended that the Manager of UPC, Denison Mines Inc., will be appointed the manager of UL.

9 Share Options

Pursuant to a share option agreement dated 18 July 2006 between UL and Nufcor International Limited (the "Option Holder"), an option exists to purchase 2,475,000 shares in UL at £2.05 per share (the "Options"). The Options expire on 21 July 2011.

The terms of the Options do not provide for their compulsory exercise on UL being subject to the Scheme or a City Code Offer.

As a result the Options may, or may not, be exercised by the Option Holder before the Effective Date in the commercial discretion of the Option Holder.

UPC will make a proposal to the holders of Options in due course.

10 Structure of the Transaction

It is intended that this Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008

and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

The purpose of the Scheme is for UPC to become the owner of the entire issued and to be issued ordinary share capital of UL. This is to be achieved by the transfer of the Scheme Shares to UPC in consideration of the issue by UPC to UL Shareholders of New UPC Shares in the ratio of 0.50 New UPC Share for each Scheme Share.

Fractions of a New UPC Share will not be issued.

Implementation of the Scheme will require, among other things, the approval of the holders of the Scheme Shares (together with persons held to be in the same class) at the Court Meeting and the sanction of the Scheme by the Court.

The procedure involves an application by UL to the Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to UPC, in consideration for which the holders of the Scheme Shares at the Scheme Record Time will receive New UPC Shares (on the basis described above).

To become effective, the Scheme requires, amongst other things, the approval of a majority in number representing 75% or more in value of the holders of the Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any Scheme Shares held as treasury shares) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, or any adjournment of such meeting, together with the sanction of the Court and the passing of resolutions necessary to implement the Scheme. The Scheme will only become effective upon the Court sanctioning the Scheme. Upon the Scheme becoming effective, it will be binding on all holders of Scheme Shares, irrespective of whether or not they attended or voted at the Court Meeting.

The Scheme will contain a provision for UL to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.

The issuance of the New UPC Shares is subject to approval of the TSX and the approval of the holders of a majority of the UPC Shares present and voting, either in person or by proxy, at the UPC Meeting, or at any adjournment of such meeting. A circular to UPC Shareholders convening the UPC Meeting will be posted shortly.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Documents, which are expected to be posted to holders of Scheme Shares shortly. An indicative but non-binding timetable of the principal events related to the Scheme is as follows:

Event	Indicative timing
▪ Court hearing to order Court Meeting	5 February 2010
▪ Posting of Scheme Documents	8 February 2010
▪ Court Meeting and UL shareholder meeting to approve the Scheme	9 March 2010

▪ UPC shareholder meeting to approve the issue of New UPC Shares	16 March 2010
▪ Court hearing to sanction the Scheme (if the Scheme is approved by UL Shareholders) and Effective Date of the Scheme (if sanction of the Court is received)	30 March 2010
▪ Delisting of UL Shares from AIM and TSX	31 March 2010
▪ Listing of New UPC Shares	31 March 2010
▪ Latest date for New UPC Shares to be delivered in exchange for Scheme Shares to UL Shareholders	14 days after Effective Date

All dates in this announcement which relate to the implementation of the Scheme are indicative only and subject to the approval of the Court and to the Conditions being satisfied and the issue and listing of the New UPC Shares.

A more detailed timetable will be included in the Scheme Documents.

11 Implementation Agreement and inducement fee

UL and UPC have entered into an Implementation Agreement which sets out, among other things, various matters in relation to the implementation of the Scheme (or, if applicable the City Code Offer), the conduct of UL's business prior to the Effective Date or the lapse or withdrawal of the Transaction, including the right of UPC to match any competing offer, and a non-solicit undertaking from UL.

UL has agreed that it will not, directly or indirectly, solicit, initiate or knowingly encourage or otherwise facilitate the initiation of or seek to procure the submission of any competing proposal. In addition UL has agreed to notify UPC promptly of any approach made or any circumstances indicating that an approach will be made to UL in relation to a competing proposal for UL or any request for information under Rule 20.2 of the City Code. UL has also agreed, subject to the fiduciary duties of the Board of UL, not to participate in discussions regarding a competing proposal.

UPC also has the right, upon UL receiving details of a competing proposal or proposed competing proposal, to match or better the value implied by that competing proposal by 5:00 p.m. on the fifth Business Day after UPC has received a notice of the competing proposal from UL. If UPC announces a revised offer (whether by way of scheme of arrangement or otherwise) within such period, the UL Directors have agreed that the Scheme or, if applicable, the City Code Offer will continue to be the subject of a unanimous and unqualified recommendation by the UL Directors.

UL has agreed to pay UPC an inducement fee (inclusive of VAT) equal to £842,855 if: (i) the Board of UL determines to accept a Superior Proposal; or (ii) UL shall have breached certain of its obligations under the Implementation Agreement.

Pursuant to Rule 21.2 of the City Code, the Directors of UL and Canaccord have confirmed to the Panel in writing that they believe the fee to be in the best interests of

UL Shareholders. The fee is not payable to the extent to which the Panel determines that it would not be permitted under Rule 21.2 of the City Code.

The Implementation Agreement may be terminated in certain circumstances including if the Effective Date has not occurred by 10 May 2010, if the Transaction is illegal or upon breach by either UPC or UL of their respective covenants.

Further information in relation to the Implementation Agreement will be set out in the Scheme Documents.

12 Delisting and de-registration

Prior to the Effective Date UL will make a conditional application for cancellation of the admission to, and trading of UL Shares on AIM to take effect at 7.00 a.m. on the Business Day immediately following the Effective Date and will make an application to delist its shares from the TSX.

On the Effective Date, share certificates in respect of the UL Shares will cease to be valid and entitlements to UL Shares held within the CREST system will be cancelled.

13 Disclosure of interests in UL

As at the close of business on 8 January 2010, the last practicable Business Day prior to the date of this announcement, neither UPC, nor any of the Directors of UPC, nor, so far as UPC is aware, any person acting in concert with UPC (i) has any interest in or right to subscribe for any relevant UL securities, nor (ii) has any short positions in respect of relevant UL securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant UL securities (save for any borrowed shares which have been on-lent or sold).

No arrangement of the sort referred to in Note 6(b) of Rule 8 of the City Code exists with UPC, UL or an associate of UPC or UL in relation to UL or UPC securities. There exists no indemnity or option arrangements, or agreement or understanding, formal or informal or whatever nature, relating to UL Shares or shares of UPC which may be an inducement to deal or refrain from dealing.

14 Overseas shareholders

The availability of the Transaction to UL Shareholders who are not resident in Guernsey or the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. UL Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

15 Recommendations

The Directors of UL, who have been so advised by Canaccord, consider the terms of the Transaction to be fair and reasonable. In providing advice to UL, Canaccord has taken into account the commercial assessment of the Directors of UL.

Accordingly, the Directors of UL unanimously recommend UL Shareholders to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept or procure acceptance of such offer). Anthony Pickford, the sole Director of UL who owns UL Shares, has irrevocably undertaken to vote his own beneficial and legal shareholdings of 22,095 UL Shares (representing 0.05% of the existing issued ordinary share capital of UL and representing approximately 0.05% of the issued UL Shares entitled to vote at the Court Meeting) in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept such offer). This undertaking will remain binding even if a competing offer is made for UL.

The Directors of UPC, who have received financial advice from Cormark, consider the Transaction to be in the interests of UPC. In providing financial advice to the Directors of UPC, Cormark has relied upon the commercial assessment of the Directors of UPC.

In the opinion of the Directors of UPC eligible to vote, the Transaction is in the interests of the shareholders of UPC as a whole. Accordingly, they unanimously recommend shareholders of UPC to vote in favour of the resolutions to be proposed at the UPC Meeting in connection with the Transaction which will be convened in due course.

16 General

UPC reserves the right, with the consent of the Panel (where necessary), to elect to implement the Transaction by making a City Code Offer for the entire issued and to be issued share capital of UL.

If UPC elects to implement the Transaction by City Code Offer, the City Code Offer will be implemented on the same terms (subject to appropriate amendments and with the consent of the Panel, where necessary), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such City Code Offer are received and/or sufficient UL Shares are otherwise acquired, it is the intention of UPC to apply the provisions of Part XVIII of the Companies Law 2008 to acquire compulsorily any outstanding UL Shares to which such City Code Offer relates.

UPC and its Directors accept responsibility for the information contained in this document other than the information concerning UL for which UL and the Directors of UL accept responsibility. To the best of the knowledge and belief of UPC, UL and their respective Directors (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Transaction will be subject to the Conditions and further terms set out in Appendix I and such further terms and conditions to be set out in the Scheme Documents or the Offer Documents, as the case may be.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

Certain terms used in this announcement are defined in Appendix III.

ENQUIRIES

UPC Tel: +1 (416) 979 1991

Ron Hochstein
James Anderson

Cormark Tel: +1 (800) 461 2275

(financial advisor to UPC)

Peter Grosskopf
Boris Novansky
Adam Spencer

UL Tel: +44 (0) 1481 234 200

Kelvin Williams
William Scott

Canaccord Tel: +44 (0)20 7050 6500

(financial advisor to UL)

Rory O'Sullivan
Ryan Gaffney
Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under

relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the Securities Act of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the laws of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey and the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under the Companies Law 2008. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canada and US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable transactions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any jurisdiction in Canada and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD-LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part One: Conditions

1. The Transaction is conditional upon the Scheme becoming unconditional and becoming effective by Court Order, subject to the City Code, by not later than 10 May 2010 or such later date (if any) as UL and UPC may agree and the Court may allow. The Scheme is conditional upon:

   (a) the approval by a majority in number representing 75% or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

   (b) the resolutions substantially in the form set out in the notice of the UL General Meeting being duly passed by the requisite majority at the UL General Meeting (or at any adjournment thereof);

   (c) the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to UL and UPC);

   (d) conditional listing approval being granted for listing and posting for trading of the New UPC Shares on the TSX; and

   (e) the resolutions substantially in the form set out in the materials sent to the UPC Shareholders in connection with the UPC Meeting required to approve the issuance of the New UPC Shares under the Transaction being duly passed by the requisite majority at the UPC Meeting (or any adjournment thereof).

2. UPC and UL have agreed that the Transaction is conditional upon the following matters, and, accordingly, the necessary action to make the Transaction effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) **Authorisations**

      (i) All Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, UL by any member of the UPC Group having been obtained from any relevant Person or authority or from any Person or body with whom UL or any member of the UPC Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction and

all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

(ii) all Authorisations necessary to carry on the business of UL remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

(iii) all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, UL by UPC, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

(b) **Intervention**

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, UL by UPC or any subsidiary of UPC illegal, void or unenforceable; or

(ii) otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of UL directly or indirectly by UPC or any acquisition of UL Shares by UPC; or

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, UPC of any divestiture of any shares or other securities in UL; or

(iv) impose any limitation on the ability of any member of the UPC Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in UL or to exercise management control over UL; or

(v) require, prevent or delay the disposal by UPC or any member

of the UPC Group, of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all of their respective assets or properties; or

(vi) require any member of the UPC Group or UL to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of UL or the UPC Group owned by any third party (in each case, other than in implementation of the Transaction); or

(vii) result in any member of the UPC Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

(c) **Consequences of the Transaction**

Save as Disclosed, there being no material provision of any agreement to which UL is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, UL to an extent that is material in the context of UL, result in:

(i) any assets or interests of UL being or failing to be disposed of or charged in any way or ceasing to be available to UL or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to UL; or

(ii) any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, UL being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of UL to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

(iii) any such agreement or the rights, liabilities, obligations or interests of UL under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

(iv) the interests or business of UL in or with any third party (or any arrangements relating to any such interests or business) being

terminated or adversely modified or affected; or

(v) the financial or trading position or prospects or value of UL being prejudiced or adversely affected; or

(vi) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of UL or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

(vii) UL ceasing to be able to carry on business under any name under which it currently does so; or

(viii) the creation of actual or contingent liabilities by UL other than in the ordinary course of trading; or

(ix) the ability of UL or any member of the UPC Group to carry on its business being adversely affected,

and, other than as Disclosed, no event having occurred which, under any provision of any such agreement to which UL or the UPC Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

(d) **No Corporate Action Taken Since the Accounting Date**

Since the Accounting Date, save as otherwise Disclosed or pursuant to transactions in favour of UL, UL has not:

(i) issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of UL Shares on the exercise of Disclosed UL Options); or

(ii) redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

(iv) undertaken a conversion under Part V of the Companies Law 2008; or

(v) undertaken an amalgamation under Part VI of the Companies Law 2008; or

(vi) undertaken a migration under Part VII of the Companies Law 2008; or

(vii) undertaken an arrangement or reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law 2008; or

(viii) merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

(ix) other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

(x) issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

(xi) entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of UL (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

(xii) entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

(xiii) waived or compromised any claim (other than in the ordinary course of business); or

(xiv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of UL; or

(xv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of UL;

(xvi) had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

(xvii) been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xviii) made any alteration to its articles of incorporation, or other incorporation documents; or

(xix) entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition 2(d) other than in the ordinary course of business.

(e) **Other Events Since the Accounting Date**

In the period since the Accounting Date, save as Disclosed:

(i) no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, UL is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of UL; and

(ii) no event, change or condition has occurred or become known to UL which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of UL; and

(iii) no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of UL having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of UL which in any case, would be likely to have an adverse effect on the financial position of UL; and

(iv) no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of UL.

(f) **Other Issues**

Save as disclosed, UPC not having discovered that (in each case to an extent which is adverse in the context of UL):

(i) the financial, business or other information disclosed at any time by UL, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

(ii) UL has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of UL; or

Part Two: Further Terms

1. Subject to the requirements of the Panel, UPC reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 1(d); 1(e); 2(a); 2(b); 2(c); 2(d); 2(e); and 2(f), in whole or in part.

2. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the City Code, so far as they are appropriate, apply to the Transaction.

3. UPC reserves the right to elect to implement the Transaction by way of a City Code Offer. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% in value of the UL Shares affected (excluding any UL Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

4. UPC shall be under no obligation to waive or treat as satisfied, and UL shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

5. If UPC is required by the Panel to make an offer for UL Shares under the provisions of Rule 9 of the City Code, UPC may make such alterations to any of the above Conditions as are necessary to comply with the provisions

of that Rule.

6. The Scheme will not proceed if, before the date of the Court Meeting, (or if the Transaction is implemented by means of a City Code Offer the Offer will lapse if, before the first closing date of the Offer or when the Offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation")or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

APPENDIX II
BASES AND SOURCES

Unless otherwise stated, the following constitute the bases and sources of information referred to in this announcement:

1. Financial information relating to UPC has been extracted or derived (without material adjustment) from the following documents:

   - the annual information form of UPC for the fiscal year ended 28 February 2009 (dated 6 May 2009);
   - the unaudited financial statements of UPC for the interim fiscal period ending 31 August 2009;
   - the monthly statements of NAV as filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities; and
   - relevant press releases filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities.

2. Financial information relating to UL has been extracted or derived (without material adjustment) from the following documents:

   - the annual report and accounts of UL for the fiscal years ended 30 June 2009 and 30 June 2008;
   - the monthly statements of NAV as announced by UL on a Regulatory Information Service; and
   - relevant press releases announced by UL on a Regulatory Information Service.

3. The fully-diluted share capital of UPC consists of 85,697,341 UPC Shares currently in issue on 8 January 2010 and no other shares to be issued under option.

4. The fully-diluted share capital of UL (being 43,725,000 UL Shares) is calculated on the basis of 41,250,000 UL Shares in issue on 8 January 2010, with a further maximum of 2,475,000 UL Shares under option at an exercise price of £2.05 per UL Share.

5. All prices for UPC Shares have been sourced from the TSX, through Bloomberg, and represent the Closing Price on the relevant date or dates.

6. All trading volume data and volume-weighted trading prices for UPC Shares have been sourced from the TSX, through Bloomberg.

7. All prices for UL Shares have been sourced from AIM, through Bloomberg, and represent the Closing Price on the relevant date or dates.

8. All trading volume data and volume-weighted trading prices for UL Shares have been sourced from AIM and the TSX, both through Bloomberg.

9. The UL Share price performance in relation to its NAV has been calculated by comparing UL's daily Closing Price, sourced from AIM through Bloomberg to the monthly NAV statements published on a Regulatory Information Service.

10. The UPC Share price performance in relation to its NAV has been calculated by comparing UPC's daily Closing Price, sourced from the TSX through Bloomberg to the monthly NAV statements filed on the System for Electronic Document Analysis and Retrieval.

11. Exchange rate data presented in this announcement has been sourced from the Bank of Canada and represents the noon rate of exchange as posted by the Bank of Canada on the relevant date or dates.

APPENDIX III
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Accounting Date"	30 June 2009
"AIM"	AIM, a market operated by the London Stock Exchange;
"AIM Rules"	the rules of the London Stock Exchange for companies in relation to AIM;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales, Guernsey and Canada) on which banks generally are open for business in the City of London, United Kingdom, the Island of Guernsey, and Toronto, Canada;
"Canaccord"	Canaccord Adams Limited;
"Cdn$"	Canadian dollars, or the lawful currency of Canada from time to time;
"City Code"	the City Code issued by the Panel from time to time;
"City Code Offer"	a contractual takeover offer made by UPC to the UL Shareholders pursuant to the City Code and Part XVIII of the Companies Law 2008 to acquire all of the issued and to be issued shares of UL not already held by UPC;
"Closing Price"	for a UL Share, the closing middle market quotation of a UL Share as derived from the Daily Official List or the London Stock Exchange's website and, for a UPC Share, the closing price of a UPC Share on the TSX;

"Companies Law 2008"	means The Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey;
"Conditions"	certain of the terms and conditions to the implementation of the Transaction, as set out in Appendix I;
"Cormark"	Cormark Securities Inc.;
"Court"	Royal Court of Guernsey (sitting as an Ordinary Court);
"Court Meeting"	the meeting (including any adjournment thereof) of the holders of the Scheme Shares (or the relevant class or classes thereof) and persons held to be in the same class, as convened by order of the Court under section 107 of the Companies Law 2008 to consider and vote on the Scheme;
"Court Order(s)"	the order(s) of the Court;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;
"Disclosed"	• as disclosed in the UL Disclosure Documents (including the UL Financial Statements); • as disclosed in this announcement; or • as otherwise fairly disclosed in writing to UPC or its advisors by or on behalf of UL in a letter delivered by UL to UPC prior to the date of this announcement;

"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Encumbrances"	liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;
"FSA"	Financial Services Authority Limited;
"£"	pounds sterling, or the lawful currency of the United Kingdom from time to time;
"IIROC"	the Investment Industry Regulatory Organization of Canada;
"Implementation Agreement"	the agreement dated 10 January 2010 between UPC and UL;
"London Stock Exchange"	London Stock Exchange plc;
"Manager"	Denison Mines Inc., the manager of UPC;
"Meetings"	the Court Meeting and any meeting of the UL Shareholders required in connection with the Transaction;
"NAV" or "Net Asset Value"	a measure used to evaluate performance calculated by aggregating the current market values of uranium holdings, plus cash and any other assets and deducting any outstanding payables, indebtedness and other liabilities;
"New UPC Shares"	new common UPC Shares to be issued in connection with the Transaction;
"Offer"	the proposed recommended offer to be made by UPC pursuant to the City Code and Part XVIII of the Companies Law 2008 on the terms and subject to the conditions to be set out in the Offer Document to acquire the UL Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

"Offer Document"	the document which would be despatched to UL Shareholders, amongst others, if UPC elects to implement the Transaction by means of City Code Offer together with any form of acceptance;
"Panel"	the Panel on Takeovers and Mergers;
"Person"	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
"Regulatory Information Service"	an information dissemination provider approved by the FSA and whose name is set out in a list maintained by the FSA;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under Part VIII of the Companies Law 2008 to be proposed by UL to the holders of the Scheme Shares in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by UL and UPC;
"Scheme Documents"	the circular to be addressed to, amongst others, UL Shareholders together with, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meeting and any other document required in connection with the Scheme;
"Scheme Record Time"	the time and date specified in the Scheme Documents by reference to which the entitlements of the UL Shareholders under the Scheme will be determined, expected to be 18:00 on the Business Day before the Scheme becomes effective;

"Scheme Shares"	the UL Shares: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting but before the Effective Date in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than any UL Shares held by UPC;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Superior Proposal"	a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of UL determines in good faith (which determination, with respect to item (iii) below, has been confirmed by UL's Rule 3 advisor), in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal; (ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and (iii) would, if consummated in accordance with its terms, be more favourable to the UL Shareholders than the Proposal, as it may be amended;

“TSX”	Toronto Stock Exchange;
"Transaction"	the proposed acquisition of the entire issued and to be issued ordinary share capital of UL by UPC on the terms described in this announcement (or any subsequent revision or variation of such terms) to be effected by way of the Scheme or, should UPC so elect, by way of a City Code Offer;
"United Kingdom"	United Kingdom of Great Britain and Northern Ireland;
"UL"	Uranium Limited;
"UL Shareholders"	holders of UL Shares;
"UL Shares"	ordinary shares of US$0.01 each in the capital of UL;
"UPC"	Uranium Participation Corporation;
"UPC Group"	UPC, its subsidiaries and subsidiary undertakings;
"UPC Meeting"	the extraordinary meeting of the UPC Shareholders called to consider the issuance of the New UPC Shares;
"UPC Shareholders"	holders of UPC Shares;
"UPC Shares"	common shares without par value in the capital of UPC;
“US” or “United States”	United States of America, its territories and possessions, any state in the United States of America and the District of Columbia; and
"US$"	US dollars, or the lawful currency of the United States of America from time to time.

All references to time in this announcement are to London time unless otherwise stated.

SCHEDULE B

APPROPRIATE REGULATORY APPROVALS

1. TSX approval of the listing of the New UPC Shares.
2. Panel approval of the Inducement Fee.
3. Notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.
4. Confirmation from the Guernsey Financial Services Commission.

RECEIVED
2010 FEB 23 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3
MATERIAL CHANGE REPORT
FOR AN INVESTMENT FUND

Item 1. Name and Address of Company

URANIUM PARTICIPATION CORPORATION
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Item 2. Date of Material Change

January 11, 2010

Item 3. News Release

A news release announcing the change referred to in this report was issued on January 11, 2010 in Toronto, ON and subsequently filed on SEDAR as project #01522775.

Item 4. Summary of Material Change

Uranium Participation Corporation ("UPC") and Uranium Limited ("UL") announced the signing of an implementation agreement pursuant to which UPC will make an offer to acquire all of the issued ordinary share capital of UL (the "Transaction").

Under the terms of the Transaction, holders of UL ordinary shares (each a "UL Share") will receive 0.50 of one common share of UPC (each a "UPC Share") for each UL Share held on the closing of the Transaction, which is expected to be at the end of March 2010. The Transaction values UL at approximately £84.3 million (Cdn$139.4 million) and each UL Share at 204.3 pence (Cdn$3.38) based on the closing price of one UPC Share of Cdn$6.76 on January 8, 2010, being the last trading day prior to the date of this announcement. The per share consideration to be received by UL shareholders represents a premium of 27.7% based on the closing price of UL Shares on AIM and the UPC Shares on the TSX on January 8, 2010, a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on January 8, 2010, and a premium of 7.0% to UL's net asset value ("NAV"), based on the closing price of UPC Shares on January 8, 2010 on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at December 31, 2009.

UL holds 1,725,000 pounds of uranium oxide ("U3O8") and 412,000 kgU as uranium hexafluoride ("UF6"). Upon completion of the Transaction, the combined holdings of uranium material by UPC will consist of 7,250,000 pounds U3O8 and 2,374,230 kgU as UF6.

It is intended that the Transaction will be effected by way of a court approved scheme of arrangement pursuant to Part VIII of The Companies (Guernsey) Law, 2008 (as amended) (a "Scheme"). However, UPC reserves the right to elect to implement the Transaction by means of a takeover pursuant to Part XVIII of The Companies (Guernsey) Law, 2008, as amended, and the City Code on Takeovers and Mergers.

Irrevocable agreements to vote in favour of the Scheme (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,859,630 UL shares in aggregate, representing approximately 28.8% of UL's existing issued ordinary share capital have been obtained.

The Transaction is subject to the usual regulatory and court approvals and to obtaining the approval of a minimum of 75% by value and more than 50% by number approval of those shares voted at the meeting of the shareholders of UL, and the majority approval of the shareholders of UPC at a special meeting of the shareholders of UPC to be held in mid-March, 2010. The parties expect that the Transaction will close by the end of March, 2010, but in any event by May 10, 2010.

Item 5. Full Description of Material Change

See the news release issued on January 11, 2010, a copy of which is attached to this report.

Item 6. Reliance on subsection 11.2(2) or (3) of National Instrument 81-106

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, please contact

Ron Hochstein, President
Tel: (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer
Tel: (416) 979-1991 Ext. 372

Item 9. Date of Report

Dated this 13th day of January, 2010.

THIS RELEASE AND DISTRIBUTION OF THIS ANNOUNCEMENT IS RESTRICTED IN THE UNITED STATES AND IN RESPECT OF U.S. PERSONS. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND NO SECURITIES DESCRIBED HEREIN HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Uranium Participation Corporation



uranium limited

PRESS RELEASE

URANIUM PARTICIPATION CORPORATION AND URANIUM LIMITED REACH AGREEMENT IN RELATION TO THE PROPOSED ACQUISITION OF URANIUM LIMITED BY URANIUM PARTICIPATION CORPORATION

Toronto, ON, January 11, 2010: Uranium Participation Corporation (the "Company" or "UPC") (TSX:U) and Uranium Limited ("UL") (AIM, TSX:UML) are pleased to announce the signing of an implementation agreement pursuant to which UPC will make an offer to acquire all of the issued ordinary share capital of UL (the "Transaction").

Under the terms of the Transaction, holders of UL ordinary shares (each a "UL Share") will receive 0.50 of one common share of UPC (each a "UPC Share") for each UL Share held on the closing of the Transaction, which is expected to be at the end of March 2010. The Transaction values UL at approximately £84.3 million (Cdn$139.4 million) and each UL Share at 204.3 pence (Cdn$3.38) based on the closing price of one UPC Share of Cdn$6.76 on January 8, 2010, being the last trading day prior to the date of this announcement. The per share consideration to be received by UL shareholders represents a premium of 27.7% based on the closing price of UL Shares on AIM and the UPC Shares on the TSX on January 8, 2010, a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on January 8, 2010, and a premium of 7.0% to UL's net asset value ("NAV"), based on the closing price of UPC Shares on January 8, 2010 on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at December 31, 2009.

UL holds 1,725,000 pounds of uranium oxide ("U_3O_8") and 412,000 kgU as uranium hexafluoride ("UF_6"). Upon completion of the Transaction, the combined holdings of uranium material by UPC will consist of 7,250,000 pounds U_3O_8 and 2,374,230 kgU as UF_6.

Mr. Richard H. McCoy, Chairman of UPC, comments, "This Transaction allows UPC to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both UL and UPC shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Kelvin Williams, Non-Executive Chairman of UL, said: "This Transaction provides UL shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for UL shareholders a comparable exposure to anticipated uranium price upside."

UPC is also pleased to announce that it plans to implement a normal course issuer bid program ("NCIB"). The NCIB will allow UPC to buy back UPC Shares in situations when the Board deems appropriate. The goal of the NCIB is to support UPC Shares trading at an attractive level relative to net asset value.

KEY BENEFITS OF THE TRANSACTION

The Directors of UPC have determined that the Transaction is attractive to UPC and its shareholders for the following reasons:

- allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC shareholders.

The Directors of UL believe that the Transaction should lead to the following benefits for UL shareholders:

- a substantially improved trading relationship with NAV for UPC Shares relative to existing UL Shares. Over the last twelve months, UL Shares have consistently traded at a discount to NAV averaging 21.0% over the period, by contrast UPC Shares have traded with a much closer relation to NAV, and at an average discount of 1.9% to NAV over the same period;
- significantly enhanced liquidity for UPC Shares in comparison with existing UL Shares. Over the last twelve months, UL Shares have traded at an average daily reported volume of approximately 66,348 shares on AIM and 2,812 shares on the TSX, which contrasts with an average daily reported volume for UPC Shares of approximately 323,424 shares on the TSX over the same period;
- improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and
- participation in a combined entity, with comparable investment objectives and strategy to UL, thereby ensuring that UL shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

BOARD OF DIRECTORS

On completion of the Transaction, Mr. Kelvin Williams will join the board of UPC. Mr. Williams is the current Chairman of the board of UL. The existing members of UPC's board of directors will remain unchanged.

TERMS OF THE ACQUISITION

It is intended that the Transaction will be effected by way of a court approved scheme of arrangement pursuant to Part VIII of The Companies (Guernsey) Law, 2008 (as amended) (a "Scheme"). However, UPC reserves the right to elect to implement the Transaction by means of a takeover pursuant to Part XVIII of The Companies (Guernsey) Law, 2008, as amended, and the City Code on Takeovers and Mergers.

Under the terms of the Transaction, the holders of UL Shares will receive 0.50 of one UPC Share for each UL Share held. Upon completion of the Transaction, UPC will issue approximately 20.6 million UPC Shares. The UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL. The issuance of the UPC Shares is subject to

approval by the current holders of the UPC Shares by ordinary resolution at the UPC shareholder meeting.

Irrevocable agreements to vote in favour of the Scheme (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,859,630 UL shares in aggregate, representing approximately 28.8% of UL's existing issued ordinary share capital have been obtained.

Full details of the Transaction will be included in the management information circular of UPC and the scheme document of UL, which will be mailed to the UPC shareholders and UL shareholders, respectively. The documents are expected to be filed with the appropriate regulatory authorities and mailed to the applicable company's shareholders by mid-February, 2010.

The Transaction is subject to the usual regulatory and court approvals and to obtaining the approval of a minimum of 75% by value and more than 50% by number approval of those shares voted at the meeting of the shareholders of UL, and the majority approval of the shareholders of UPC at a special meeting of the shareholders of UPC to be held in mid-March, 2010. The parties expect that the Transaction will close by the end of March, 2010, but in any event by May 10, 2010.

ADVISORS

UPC's financial advisor is Cormark Securities Inc. Heenan Blaikie, LLP (Canada), Dewey & LeBoeuf LLP (England), and Carey Olsen (Guernsey) are acting as legal counsel to UPC.

UL's financial advisor and nominated advisor is Canaccord Adams Limited. Simmons & Simmons (England), Stikeman Elliot LLP (Canada) and Ozannes (Guernsey) are acting as legal counsel to UL.

BOARD RECOMMENDATIONS

The directors of UPC eligible to vote on the Transaction have unanimously approved the Transaction and will be recommending that the shareholders of UPC approve the issuance of the UPC Shares as consideration on the Transaction.

The board of directors of UL have also unanimously approved the Transaction and will be recommending that the UL shareholders approve the Transaction.

Information on UPC

UPC is an investment holding company which invests substantially all of its assets in U_3O_8 *and* UF_6 *(collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about UPC is available on SEDAR at www.sedar.com and on UPC's website at www.uraniumparticipation.com.*

Information on UL

UL is an investment company created to invest substantially all of its assets in natural uranium with the primary investment objective of achieving capital appreciation in the value of its uranium holdings. Additional information about UL is available on SEDAR at www.sedar.com and on UL's website at www.uraniumlimited.com.

Forward-Looking Information

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium

and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

For further information, please contact:

UPC

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

UL

Kelvin Williams, Non-Executive Chairman +44 (0) 1481 234 200

William Scott, Non-Executive Director

An announcement has also been made today in accordance with Rule 2.5 of the UK Takeover Code. The Rule 2.5 announcement follows.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Uranium Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law, 2008, as amended

Summary

- The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

- It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

- Under the terms of the Scheme, the holders of Scheme Shares will receive 0.50 of one UPC Share for each Scheme Share held.

- The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL share at 204.3 pence based on the closing price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

- No dividends or other distributions will be declared, made or paid hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The UL Shares will be acquired by UPC as fully paid and free from all Encumbrances together with all rights now or hereafter attaching thereto,

including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme (or, if applicable, the City Code Offer) represents:

  - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;

  - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and

  - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

- The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

- The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

- Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The New UPC Shares will not be listed for trading or trade on any other stock exchange.

- The Transaction has been unanimously recommended by the Directors of UL.

- The Transaction has been unanimously recommended by the Directors of UPC entitled to vote.

- UL is a non-cellular investment company limited by shares registered in the Island of Guernsey which provides investors with investment exposure to the price of uranium.

- UPC is based in Canada and is a corporation under the Business Corporations Act (Ontario) which invests substantially all of its assets in uranium with the primary objective of achieving appreciation in the value of its uranium holdings and the mission to provide an alternative for investors interested in holding uranium.

- The UL Board believes that the Transaction should lead to the following benefits:

  – a substantially improved trading relationship with NAV for the New UPC Shares relative to existing UL Shares. Over the last twelve months, UL Shares have consistently traded at a discount to NAV averaging 21.0% over the period, by contrast UPC Shares have traded with a much closer relation to NAV, and at an average discount of 1.9% to NAV over the same period;

  – significantly enhanced liquidity for the New UPC Shares in comparison with existing UL Shares. Over the last twelve months, UL Shares have traded at an average daily reported volume of approximately 66,348 shares on AIM and 2,812 shares on the TSX, which contrasts with an average daily reported volume for UPC Shares of approximately 323,424 shares on the TSX over the same period;

  – improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and

  – participation in a combined entity, with comparable investment objectives and strategy to UL, thereby ensuring that UL shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

- The sole Director of UL who holds UL Shares has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer) in respect of his own legal and beneficial holdings of 22,095 UL Shares in aggregate, representing approximately 0.05% of UL's existing issued ordinary share capital and 0.05% of the issued UL Shares entitled to vote at the Court Meeting.

- In addition, UPC has received an irrevocable undertaking from QVT Financial LP, on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer). The irrevocable undertaking is in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's existing issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

- In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

- The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which

represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

- Appendix I sets out the Conditions and certain further terms which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be) will apply to the Transaction. Appendix II contains information on the source of certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III.

Commenting on the Transaction, Richard H. McCoy, Chairman of the Board of UPC, said:

> "This Transaction allows UPC to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both UL and UPC shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Commenting on the Transaction, Kelvin Williams, Non-Executive Chairman of UL, said:

> "This Transaction provides UL shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for UL shareholders a comparable exposure to anticipated uranium price upside."

This summary should be read in conjunction with and is subject to, the full text of the following announcement. The Transaction is subject to the Conditions and further terms set out in the Appendices and to be set out in the Scheme Documents.

Enquiries:

UPC Tel: +1 (416) 979 1991

Ron Hochstein

James Anderson

Cormark Securities Inc. Tel: +1 (800) 461 2275

(financial advisor to UPC)

Peter Grosskopf

Boris Novansky

Adam Spencer

UL Tel: +44 (0) 1481 234 200

Kelvin Williams

William Scott

Canaccord Adams Limited Tel: +44 (0)20 7050 6500

(financial advisor to UL)

Rory O'Sullivan

Ryan Gaffney

Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates", within the meaning of the Securities Act, of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme

Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the law of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey or the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under Companies Law 2008 of the Island of Guernsey. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canadian or US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable acquisitions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the

relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any Canadian jurisdiction and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey or the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future

financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

11 January 2010

Recommended Proposal for a Transaction

involving the acquisition of

UL Limited

by

Uranium Participation Corporation

By way of scheme of arrangement pursuant to The Companies (Guernsey) Law 2008, as amended

1 Introduction

The Boards of UPC and UL are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by UPC to acquire the entire issued and to be issued share capital of UL, subject to the Conditions.

2 The Transaction

It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

Under the terms of the Transaction, the holders of Scheme Shares will receive:

For each UL Share 0.50 New UPC Share

Fractions of a New UPC Share will not be issued.

The Transaction values the existing issued ordinary share capital of UL at approximately £84.3 million and each UL Share at 204.3 pence based on the Closing Price of one UPC Share of Cdn$6.76 on 8 January 2010, being the last trading day for UPC Shares on the TSX prior to the date of this announcement (at an exchange rate of £1 to Cdn$1.6542).

No dividends or other distributions will be declared, made or paid on the UL Shares hereafter until the Effective Date. If, despite the prohibition above, any dividends or

other distributions are so declared, made or paid on the UL Shares, an appropriate adjustment will be made to the number of New UPC Shares to be issued for each Scheme Share under the Transaction.

- The per share consideration represented by 0.50 of a New UPC Share for each UL Share pursuant to the Scheme of Arrangement (or, if applicable, the City Code Offer) represents:

    - a premium of 27.7% based on the Closing Price of UL Shares and UPC Shares on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement;

    - a premium of 18.6% based on the volume weighted average trading prices of UL Shares and UPC Shares for the 30 day trading period of each security ending on 8 January 2010, being the last trading day for UPC Shares on the TSX, and for UL Shares on AIM, prior to the date of this announcement; and

    - a premium of 7.0% to UL's NAV, based on the Closing Price of UPC Shares on 8 January 2010, being the last trading day for UPC Shares on TSX, and on UL's NAV of £1.91 per UL Share, as reported as at 31 December 2009.

The New UPC Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of UPC following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of UL.

The New UPC Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued UPC Shares.

Application will be made to the TSX for the New UPC Shares issued pursuant to the Transaction to be listed for trading on the TSX. The issuance of the New UPC Shares is subject to approval by the current holders of the UPC Shares by ordinary resolution at the UPC Meeting.

The New UPC Shares will not be listed for trading or trade on any other stock exchange.

The UL Shares will be acquired by UPC as fully paid up and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The conditions and certain further terms of the Transaction are set out or referred to in Appendix I which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be), will apply to the Transaction.

3 Background to, and reasons for, the Transaction and UPC's intentions in relation to UL

Since its inception, the mission of UPC has been to provide an investment alternative for investors interested in holding uranium. The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

UPC has satisfied investor demand by conducting equity financings and market purchases of uranium. UPC's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for UPC Shares.

With these criteria, the Board of UPC, can determine if growing UPC's uranium holdings is attractive. Since May 2005, UPC has completed eight public offerings, raising gross proceeds of Cdn$647.0 million, and a further Cdn$31.2 million from the exercise of previously issued warrants.

As UPC grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell UPC Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of UPC evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of UPC have determined that the Transaction is attractive to UPC and its shareholders for the following reasons:

- allows UPC to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current UPC shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of UPC will lead to improved trading liquidity for UPC Shareholders.

As a result of the Transaction, UPC will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU of UF_6.

4 Background to the recommendation

UL's shares have, since July 2008, been trading at a discount to its NAV per share. The Board of UL have considered alternatives to achieve a reduction in the discount to its NAV per share, primarily by improving liquidity and trading volumes. In an effort to improve liquidity and achieve share price appreciation, UL on 30 December 2008 listed its shares on the TSX. This listing has however failed to improve the liquidity of UL's Shares and trading volumes have remained low throughout 2009.

The share price discount to NAV prevents UL from raising funds by the issue of further equity capital, not only as it is commercially unattractive to its existing shareholders, but UL's articles of incorporation do not permit UL to issue share capital at a discount to its prevailing NAV.

The Board of UL recognise that UPC Shares have consistently exhibited better liquidity and greater trading volume than UL Shares. As a result, UPC's shares have historically not suffered from trading at a persistent discount to NAV, which is in contrast to UL Shares.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from the better liquidity offered by UPC's shares, as well as their greater parity with NAV.

Based on UPC's history of successful financings that have broadened their shareholder base and improved liquidity, the Board of UL believes that UPC will also be in a better position to raise finance through the issue of equity capital, and therefore are better able to take advantage of future opportunities in the uranium market.

The Board of UL believes that the Transaction will enable UL Shareholders to benefit from improved trading liquidity, a better relation of the share price to NAV, and long term capital appreciation as envisaged by current forecasts for uranium prices. Under the Transaction, UL Shareholders will receive shares in a company with comparable investment objectives and strategy to UL, thereby ensuring that they will retain a similar market exposure and risk profile to that delivered by their current holding in UL.

5 Irrevocable undertakings

Anthony Pickford, the sole Director of UL owning UL Shares, has irrevocably undertaken in respect of his own legal and beneficial holdings of 22,095 UL Shares, in aggregate representing approximately 0.05% of the existing issued ordinary share capital of UL, and 0.05% of the issued UL Shares entitled to vote at the Court Meeting, to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer). This irrevocable undertaking will remain binding even if a competing offer is made for UL.

In addition, QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest UL Shareholder) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is

implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,837,535 UL Shares in aggregate, representing approximately 28.7% of UL's issued ordinary share capital and 28.7% of the issued UL Shares entitled to vote at the Court Meeting.

In the aggregate, therefore, UPC has received irrevocable undertakings to vote in favour of the Scheme, in respect of 11,859,630 UL Shares, representing approximately 28.8% of UL's existing issued ordinary share capital and 28.8% of the issued UL Shares entitled to vote at the Court Meeting.

The irrevocable undertaking of QVT ceases to be binding, *inter alia*, if (i) the Transaction lapses or is withdrawn, or (ii) if a third party, not acting in concert with QVT announces a firm intention to make an offer for UL on terms which represent in the reasonable opinion of UPC's financial advisor an improvement of 10% or more on the value of UPC's offer and UPC does not improve its offer to be at least as favourable, in the reasonable opinion of UPC's financial advisor, as the value of such third party offer or (iii) if the Directors of UL withdraw, qualify or adversely modify their unanimous unqualified recommendation to UL Shareholders to vote in favour of the Scheme.

6 Information on UPC and the UPC Group

UPC is an investment holding company which invests substantially all of its assets in uranium, either in the form of uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. UPC's mission is to provide an investment alternative for investors interested in holding uranium. UPC's constating documents prescribes that at least 85% of the gross proceeds of any issue of shares must be invested in, or held for future acquisitions, of uranium. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., is the Manager of UPC. The Manager does not have any ownership interest in UPC, and the two companies do not have any directors in common.

The Manager conducts its services under a management services agreement with UPC (the "Management Services Agreement"). The Management Services Agreement has an initial term of five years, commencing 30 March 2005, and continues thereafter unless terminated by either party upon 180 days previous written notice. UPC has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

Under the Management Services Agreement, the Manager is required to manage UPC's activities in accordance with commercially reasonable and prudent business practices and may delegate, with the approval of the Board of UPC and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of UPC in accordance with the Management Services Agreement and title of uranium purchases remains with UPC. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time. All lending arrangements for uranium are conducted in accordance with the instructions of UPC's Board. In addition to its responsibilities for

purchasing or selling uranium for and on behalf of UPC, the Manager is required to arrange for storage of the uranium, arrange insurance coverage, prepare regulatory filing materials and reports for shareholders, furnish office facilities, provide officers for UPC and generally manage UPC's business and affairs.

UPC's NAV at 30 November 2009 was Cdn$543,773,000.

UPC was incorporated under the laws of the Province of Ontario, Canada in 2005. UPC is authorized to issue an unlimited number of common shares without par value. The number of issued and outstanding UPC Shares as at the date hereof is 85,697,341. The UPC Shares are listed for trading on the TSX under the ticker symbol "U".

UPC carries on its operations through its wholly-owned subsidiaries UPC Participation Alberta Corp. (Alberta, Canada) and Uranium Participation Cyprus Limited (Cyprus). UPC also has a branch office in Luxembourg.

An investment in UPC Shares provides an investment alternative for investors interested in investing in uranium. The UPC Shares represent an indirect interest in physical uranium owned by UPC.

The strategy of UPC is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by UPC is stored at licensed uranium conversion or enrichment facilities in Canada, France and the United States. UPC's Manager negotiates storage arrangements with the facilities on behalf of UPC. In order for the Manager to remove the uranium held in storage on behalf of UPC, a certified resolution of its Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of UPC is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of UPC are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

7 Information on UL

UL is a non-cellular investment company limited by shares registered in the Island of Guernsey. UL provides investors with the opportunity to invest in uranium and obtain investment exposure to the price of uranium in a manner that does not directly or indirectly include all of the risks associated with investment in companies that explore for, mine and process uranium. The investment objective of UL is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom.

The strategy of UL is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. UL has adopted the following investment guidelines:

- at least 90% of any net proceeds receivable by UL must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;

- UL holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium which it holds if the Board considers that it would be appropriate to do so at the relevant time; and

- UL will seek to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

UL invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

UL reported a NAV and adjusted NAV as at 31 December 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share). The diluted NAV and adjusted diluted NAV as at 31 December 2009 was also £1.91 per share (US$3.09 per share). For the period ended 30 June 2009 UL reported an operating profit of US$485,246 (period to 30 June 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to 30 June 2008: a loss of US$217.0 million).

The UL Shares are listed for trading on AIM and the TSX under the ticker symbol "UML".

8 Directors and Management

Upon completion of the Transaction, Kelvin Williams will be invited to join the Board of UPC. All other UL Directors have notified UPC of their intention to resign as Directors of UL upon completion of the Transaction. It is intended that the Manager of UPC, Denison Mines Inc., will be appointed the manager of UL.

9 Share Options

Pursuant to a share option agreement dated 18 July 2006 between UL and Nufcor International Limited (the "Option Holder"), an option exists to purchase 2,475,000 shares in UL at £2.05 per share (the "Options"). The Options expire on 21 July 2011.

The terms of the Options do not provide for their compulsory exercise on UL being subject to the Scheme or a City Code Offer.

As a result the Options may, or may not, be exercised by the Option Holder before the Effective Date in the commercial discretion of the Option Holder.

UPC will make a proposal to the holders of Options in due course.

10 Structure of the Transaction

It is intended that this Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008

and in accordance with the City Code. However, UPC reserves the right to elect to implement the Transaction by means of a City Code Offer.

The purpose of the Scheme is for UPC to become the owner of the entire issued and to be issued ordinary share capital of UL. This is to be achieved by the transfer of the Scheme Shares to UPC in consideration of the issue by UPC to UL Shareholders of New UPC Shares in the ratio of 0.50 New UPC Share for each Scheme Share.

Fractions of a New UPC Share will not be issued.

Implementation of the Scheme will require, among other things, the approval of the holders of the Scheme Shares (together with persons held to be in the same class) at the Court Meeting and the sanction of the Scheme by the Court.

The procedure involves an application by UL to the Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to UPC, in consideration for which the holders of the Scheme Shares at the Scheme Record Time will receive New UPC Shares (on the basis described above).

To become effective, the Scheme requires, amongst other things, the approval of a majority in number representing 75% or more in value of the holders of the Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any Scheme Shares held as treasury shares) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, or any adjournment of such meeting, together with the sanction of the Court and the passing of resolutions necessary to implement the Scheme. The Scheme will only become effective upon the Court sanctioning the Scheme. Upon the Scheme becoming effective, it will be binding on all holders of Scheme Shares, irrespective of whether or not they attended or voted at the Court Meeting.

The Scheme will contain a provision for UL to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.

The issuance of the New UPC Shares is subject to approval of the TSX and the approval of the holders of a majority of the UPC Shares present and voting, either in person or by proxy, at the UPC Meeting, or at any adjournment of such meeting. A circular to UPC Shareholders convening the UPC Meeting will be posted shortly.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Documents, which are expected to be posted to holders of Scheme Shares shortly. An indicative but non-binding timetable of the principal events related to the Scheme is as follows:

Event	Indicative timing
▪ Court hearing to order Court Meeting	5 February 2010
▪ Posting of Scheme Documents	8 February 2010
▪ Court Meeting and UL shareholder meeting to approve the Scheme	9 March 2010

▪ UPC shareholder meeting to approve the issue of New UPC Shares	16 March 2010
▪ Court hearing to sanction the Scheme (if the Scheme is approved by UL Shareholders) and Effective Date of the Scheme (if sanction of the Court is received)	30 March 2010
▪ Delisting of UL Shares from AIM and TSX	31 March 2010
▪ Listing of New UPC Shares	31 March 2010
▪ Latest date for New UPC Shares to be delivered in exchange for Scheme Shares to UL Shareholders	14 days after Effective Date

All dates in this announcement which relate to the implementation of the Scheme are indicative only and subject to the approval of the Court and to the Conditions being satisfied and the issue and listing of the New UPC Shares.

A more detailed timetable will be included in the Scheme Documents.

11 Implementation Agreement and inducement fee

UL and UPC have entered into an Implementation Agreement which sets out, among other things, various matters in relation to the implementation of the Scheme (or, if applicable the City Code Offer), the conduct of UL's business prior to the Effective Date or the lapse or withdrawal of the Transaction, including the right of UPC to match any competing offer, and a non-solicit undertaking from UL.

UL has agreed that it will not, directly or indirectly, solicit, initiate or knowingly encourage or otherwise facilitate the initiation of or seek to procure the submission of any competing proposal. In addition UL has agreed to notify UPC promptly of any approach made or any circumstances indicating that an approach will be made to UL in relation to a competing proposal for UL or any request for information under Rule 20.2 of the City Code. UL has also agreed, subject to the fiduciary duties of the Board of UL, not to participate in discussions regarding a competing proposal.

UPC also has the right, upon UL receiving details of a competing proposal or proposed competing proposal, to match or better the value implied by that competing proposal by 5:00 p.m. on the fifth Business Day after UPC has received a notice of the competing proposal from UL. If UPC announces a revised offer (whether by way of scheme of arrangement or otherwise) within such period, the UL Directors have agreed that the Scheme or, if applicable, the City Code Offer will continue to be the subject of a unanimous and unqualified recommendation by the UL Directors.

UL has agreed to pay UPC an inducement fee (inclusive of VAT) equal to £842,855 if: (i) the Board of UL determines to accept a Superior Proposal; or (ii) UL shall have breached certain of its obligations under the Implementation Agreement.

Pursuant to Rule 21.2 of the City Code, the Directors of UL and Canaccord have confirmed to the Panel in writing that they believe the fee to be in the best interests of

UL Shareholders. The fee is not payable to the extent to which the Panel determines that it would not be permitted under Rule 21.2 of the City Code.

The Implementation Agreement may be terminated in certain circumstances including if the Effective Date has not occurred by 10 May 2010, if the Transaction is illegal or upon breach by either UPC or UL of their respective covenants.

Further information in relation to the Implementation Agreement will be set out in the Scheme Documents.

12 Delisting and de-registration

Prior to the Effective Date UL will make a conditional application for cancellation of the admission to, and trading of UL Shares on AIM to take effect at 7.00 a.m. on the Business Day immediately following the Effective Date and will make an application to delist its shares from the TSX.

On the Effective Date, share certificates in respect of the UL Shares will cease to be valid and entitlements to UL Shares held within the CREST system will be cancelled.

13 Disclosure of interests in UL

As at the close of business on 8 January 2010, the last practicable Business Day prior to the date of this announcement, neither UPC, nor any of the Directors of UPC, nor, so far as UPC is aware, any person acting in concert with UPC (i) has any interest in or right to subscribe for any relevant UL securities, nor (ii) has any short positions in respect of relevant UL securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant UL securities (save for any borrowed shares which have been on-lent or sold).

No arrangement of the sort referred to in Note 6(b) of Rule 8 of the City Code exists with UPC, UL or an associate of UPC or UL in relation to UL or UPC securities. There exists no indemnity or option arrangements, or agreement or understanding, formal or informal or whatever nature, relating to UL Shares or shares of UPC which may be an inducement to deal or refrain from dealing.

14 Overseas shareholders

The availability of the Transaction to UL Shareholders who are not resident in Guernsey or the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. UL Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

15 Recommendations

The Directors of UL, who have been so advised by Canaccord, consider the terms of the Transaction to be fair and reasonable. In providing advice to UL, Canaccord has taken into account the commercial assessment of the Directors of UL.

Accordingly, the Directors of UL unanimously recommend UL Shareholders to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept or procure acceptance of such offer). Anthony Pickford, the sole Director of UL who owns UL Shares, has irrevocably undertaken to vote his own beneficial and legal shareholdings of 22,095 UL Shares (representing 0.05% of the existing issued ordinary share capital of UL and representing approximately 0.05% of the issued UL Shares entitled to vote at the Court Meeting) in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept such offer). This undertaking will remain binding even if a competing offer is made for UL.

The Directors of UPC, who have received financial advice from Cormark, consider the Transaction to be in the interests of UPC. In providing financial advice to the Directors of UPC, Cormark has relied upon the commercial assessment of the Directors of UPC.

In the opinion of the Directors of UPC eligible to vote, the Transaction is in the interests of the shareholders of UPC as a whole. Accordingly, they unanimously recommend shareholders of UPC to vote in favour of the resolutions to be proposed at the UPC Meeting in connection with the Transaction which will be convened in due course.

16 General

UPC reserves the right, with the consent of the Panel (where necessary), to elect to implement the Transaction by making a City Code Offer for the entire issued and to be issued share capital of UL.

If UPC elects to implement the Transaction by City Code Offer, the City Code Offer will be implemented on the same terms (subject to appropriate amendments and with the consent of the Panel, where necessary), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such City Code Offer are received and/or sufficient UL Shares are otherwise acquired, it is the intention of UPC to apply the provisions of Part XVIII of the Companies Law 2008 to acquire compulsorily any outstanding UL Shares to which such City Code Offer relates.

UPC and its Directors accept responsibility for the information contained in this document other than the information concerning UL for which UL and the Directors of UL accept responsibility. To the best of the knowledge and belief of UPC, UL and their respective Directors (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Transaction will be subject to the Conditions and further terms set out in Appendix I and such further terms and conditions to be set out in the Scheme Documents or the Offer Documents, as the case may be.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

Certain terms used in this announcement are defined in Appendix III.

ENQUIRIES

UPC	Tel: +1 (416) 979 1991
Ron Hochstein James Anderson	
Cormark	Tel: +1 (800) 461 2275
(financial advisor to UPC)	
Peter Grosskopf Boris Novansky Adam Spencer	
UL	Tel: +44 (0) 1481 234 200
Kelvin Williams William Scott	
Canaccord	Tel: +44 (0)20 7050 6500
(financial advisor to UL)	
Rory O'Sullivan Ryan Gaffney Henry Fitzgerald-O'Connor	

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to UL Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New UPC Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New UPC Shares has been, or will be, applied for in the United States, Australia or Japan. The New UPC Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New UPC Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or an exemption under

relevant securities law. It is expected that the New UPC Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the Securities Act of UPC or UL prior to, or of UPC after, the Effective Date will be subject to certain transfer restrictions relating to the New UPC Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if UPC elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. UL Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by UPC).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for UL and for no-one else in connection with the Transaction and will not be responsible to anyone other than UL for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for UPC and for no-one else in connection with the Transaction and will not be responsible to anyone other than UPC for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the laws of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey and the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN UL

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under the Companies Law 2008. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canada and US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable transactions in countries other than the United Kingdom in certain material respects. If UPC exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any jurisdiction in Canada and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New UPC Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. UPC does not intend to register any such New UPC Shares or part thereof in the United States or to conduct a public offering of the New UPC Shares in the United States.

FORWARD-LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning UPC and UL. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. UPC and UL assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per UPC Share or UL Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per UPC Share or UL Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of UL or of UPC, all "dealings" in any "relevant securities" of UL or of UPC (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of UL or of UPC, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of UL or of UPC by UPC or UL, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part One: Conditions

1. The Transaction is conditional upon the Scheme becoming unconditional and becoming effective by Court Order, subject to the City Code, by not later than 10 May 2010 or such later date (if any) as UL and UPC may agree and the Court may allow. The Scheme is conditional upon:

   (a) the approval by a majority in number representing 75% or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

   (b) the resolutions substantially in the form set out in the notice of the UL General Meeting being duly passed by the requisite majority at the UL General Meeting (or at any adjournment thereof);

   (c) the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to UL and UPC);

   (d) conditional listing approval being granted for listing and posting for trading of the New UPC Shares on the TSX; and

   (e) the resolutions substantially in the form set out in the materials sent to the UPC Shareholders in connection with the UPC Meeting required to approve the issuance of the New UPC Shares under the Transaction being duly passed by the requisite majority at the UPC Meeting (or any adjournment thereof).

2. UPC and UL have agreed that the Transaction is conditional upon the following matters, and, accordingly, the necessary action to make the Transaction effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) **Authorisations**

      (i) All Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, UL by any member of the UPC Group having been obtained from any relevant Person or authority or from any Person or body with whom UL or any member of the UPC Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction and

all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

(ii) all Authorisations necessary to carry on the business of UL remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

(iii) all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, UL by UPC, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

(b) **Intervention**

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, UL by UPC or any subsidiary of UPC illegal, void or unenforceable; or

(ii) otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of UL directly or indirectly by UPC or any acquisition of UL Shares by UPC; or

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, UPC of any divestiture of any shares or other securities in UL; or

(iv) impose any limitation on the ability of any member of the UPC Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in UL or to exercise management control over UL; or

(v) require, prevent or delay the disposal by UPC or any member

of the UPC Group, of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all of their respective assets or properties; or

(vi) require any member of the UPC Group or UL to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of UL or the UPC Group owned by any third party (in each case, other than in implementation of the Transaction); or

(vii) result in any member of the UPC Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

(c) **Consequences of the Transaction**

Save as Disclosed, there being no material provision of any agreement to which UL is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, UL to an extent that is material in the context of UL, result in:

(i) any assets or interests of UL being or failing to be disposed of or charged in any way or ceasing to be available to UL or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to UL; or

(ii) any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, UL being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of UL to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

(iii) any such agreement or the rights, liabilities, obligations or interests of UL under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

(iv) the interests or business of UL in or with any third party (or any arrangements relating to any such interests or business) being

terminated or adversely modified or affected; or

(v) the financial or trading position or prospects or value of UL being prejudiced or adversely affected; or

(vi) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of UL or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

(vii) UL ceasing to be able to carry on business under any name under which it currently does so; or

(viii) the creation of actual or contingent liabilities by UL other than in the ordinary course of trading; or

(ix) the ability of UL or any member of the UPC Group to carry on its business being adversely affected,

and, other than as Disclosed, no event having occurred which, under any provision of any such agreement to which UL or the UPC Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

(d) **No Corporate Action Taken Since the Accounting Date**

Since the Accounting Date, save as otherwise Disclosed or pursuant to transactions in favour of UL, UL has not:

(i) issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of UL Shares on the exercise of Disclosed UL Options); or

(ii) redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

(iv) undertaken a conversion under Part V of the Companies Law 2008; or

(v) undertaken an amalgamation under Part VI of the Companies Law 2008; or

(vi) undertaken a migration under Part VII of the Companies Law 2008; or

(vii) undertaken an arrangement or reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law 2008; or

(viii) merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

(ix) other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

(x) issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

(xi) entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of UL (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

(xii) entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

(xiii) waived or compromised any claim (other than in the ordinary course of business); or

(xiv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of UL; or

(xv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of UL;

(xvi) had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

(xvii) been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

(xviii) made any alteration to its articles of incorporation, or other incorporation documents; or

(xix) entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition 2(d) other than in the ordinary course of business.

(e) **Other Events Since the Accounting Date**

In the period since the Accounting Date, save as Disclosed:

(i) no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, UL is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of UL; and

(ii) no event, change or condition has occurred or become known to UL which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of UL; and

(iii) no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of UL having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of UL which in any case, would be likely to have an adverse effect on the financial position of UL; and

(iv) no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of UL.

(f) **Other Issues**

Save as disclosed, UPC not having discovered that (in each case to an extent which is adverse in the context of UL):

(i) the financial, business or other information disclosed at any time by UL, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

(ii) UL has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of UL; or

Part Two: Further Terms

1. Subject to the requirements of the Panel, UPC reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 1(d); 1(e); 2(a); 2(b); 2(c); 2(d); 2(e); and 2(f), in whole or in part.

2. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the City Code, so far as they are appropriate, apply to the Transaction.

3. UPC reserves the right to elect to implement the Transaction by way of a City Code Offer. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% in value of the UL Shares affected (excluding any UL Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

4. UPC shall be under no obligation to waive or treat as satisfied, and UL shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

5. If UPC is required by the Panel to make an offer for UL Shares under the provisions of Rule 9 of the City Code, UPC may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that

Rule.

6. The Scheme will not proceed if, before the date of the Court Meeting, (or if the Transaction is implemented by means of a City Code Offer the Offer will lapse if, before the first closing date of the Offer or when the Offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation")or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

APPENDIX II
BASES AND SOURCES

Unless otherwise stated, the following constitute the bases and sources of information referred to in this announcement:

1. Financial information relating to UPC has been extracted or derived (without material adjustment) from the following documents:
   - the annual information form of UPC for the fiscal year ended 28 February 2009 (dated 6 May 2009);
   - the unaudited financial statements of UPC for the interim fiscal period ending 31 August 2009;
   - the monthly statements of NAV as filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities; and
   - relevant press releases filed by UPC on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities.

2. Financial information relating to UL has been extracted or derived (without material adjustment) from the following documents:
   - the annual report and accounts of UL for the fiscal years ended 30 June 2009 and 30 June 2008;
   - the monthly statements of NAV as announced by UL on a Regulatory Information Service; and
   - relevant press releases announced by UL on a Regulatory Information Service.

3. The fully-diluted share capital of UPC consists of 85,697,341 UPC Shares currently in issue on 8 January 2010 and no other shares to be issued under option.

4. The fully-diluted share capital of UL (being 43,725,000 UL Shares) is calculated on the basis of 41,250,000 UL Shares in issue on 8 January 2010, with a further maximum of 2,475,000 UL Shares under option at an exercise price of £2.05 per UL Share.

5. All prices for UPC Shares have been sourced from the TSX, through Bloomberg, and represent the Closing Price on the relevant date or dates.

6. All trading volume data and volume-weighted trading prices for UPC Shares have been sourced from the TSX, through Bloomberg.

7. All prices for UL Shares have been sourced from AIM, through Bloomberg, and represent the Closing Price on the relevant date or dates.

8. All trading volume data and volume-weighted trading prices for UL Shares have been sourced from AIM and the TSX, both through Bloomberg.

9. The UL Share price performance in relation to its NAV has been calculated by comparing UL's daily Closing Price, sourced from AIM through Bloomberg to the monthly NAV statements published on a Regulatory Information Service.

10. The UPC Share price performance in relation to its NAV has been calculated by comparing UPC's daily Closing Price, sourced from the TSX through Bloomberg to the monthly NAV statements filed on the System for Electronic Document Analysis and Retrieval.

11. Exchange rate data presented in this announcement has been sourced from the Bank of Canada and represents the noon rate of exchange as posted by the Bank of Canada on the relevant date or dates.

APPENDIX III
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Accounting Date"	30 June 2009
"AIM"	AIM, a market operated by the London Stock Exchange;
"AIM Rules"	the rules of the London Stock Exchange for companies in relation to AIM;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales, Guernsey and Canada) on which banks generally are open for business in the City of London, United Kingdom, the Island of Guernsey, and Toronto, Canada;
"Canaccord"	Canaccord Adams Limited;
"Cdn$"	Canadian dollars, or the lawful currency of Canada from time to time;
"City Code"	the City Code issued by the Panel from time to time;
"City Code Offer"	a contractual takeover offer made by UPC to the UL Shareholders pursuant to the City Code and Part XVIII of the Companies Law 2008 to acquire all of the issued and to be issued shares of UL not already held by UPC;
"Closing Price"	for a UL Share, the closing middle market quotation of a UL Share as derived from the Daily Official List or the London Stock Exchange's website and, for a UPC Share, the closing price of a UPC Share on the TSX;

"Companies Law 2008"	means The Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey;
"Conditions"	certain of the terms and conditions to the implementation of the Transaction, as set out in Appendix I;
"Cormark"	Cormark Securities Inc.;
"Court"	Royal Court of Guernsey (sitting as an Ordinary Court);
"Court Meeting"	the meeting (including any adjournment thereof) of the holders of the Scheme Shares (or the relevant class or classes thereof) and persons held to be in the same class, as convened by order of the Court under section 107 of the Companies Law 2008 to consider and vote on the Scheme;
"Court Order(s)"	the order(s) of the Court;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;
"Disclosed"	• as disclosed in the UL Disclosure Documents (including the UL Financial Statements); • as disclosed in this announcement; or • as otherwise fairly disclosed in writing to UPC or its advisors by or on behalf of UL in a letter delivered by UL to UPC prior to the date of this announcement;

"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Encumbrances"	liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;
"FSA"	Financial Services Authority Limited;
"£"	pounds sterling, or the lawful currency of the United Kingdom from time to time;
"IIROC"	the Investment Industry Regulatory Organization of Canada;
"Implementation Agreement"	the agreement dated 10 January 2010 between UPC and UL;
"London Stock Exchange"	London Stock Exchange plc;
"Manager"	Denison Mines Inc., the manager of UPC;
"Meetings"	the Court Meeting and any meeting of the UL Shareholders required in connection with the Transaction;
"NAV" or "Net Asset Value"	a measure used to evaluate performance calculated by aggregating the current market values of uranium holdings, plus cash and any other assets and deducting any outstanding payables, indebtedness and other liabilities;
"New UPC Shares"	new common UPC Shares to be issued in connection with the Transaction;
"Offer"	the proposed recommended offer to be made by UPC pursuant to the City Code and Part XVIII of the Companies Law 2008 on the terms and subject to the conditions to be set out in the Offer Document to acquire the UL Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

"Offer Document"	the document which would be despatched to UL Shareholders, amongst others, if UPC elects to implement the Transaction by means of City Code Offer together with any form of acceptance;
"Panel"	the Panel on Takeovers and Mergers;
"Person"	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
"Regulatory Information Service"	an information dissemination provider approved by the FSA and whose name is set out in a list maintained by the FSA;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under Part VIII of the Companies Law 2008 to be proposed by UL to the holders of the Scheme Shares in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by UL and UPC;
"Scheme Documents"	the circular to be addressed to, amongst others, UL Shareholders together with, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meeting and any other document required in connection with the Scheme;
"Scheme Record Time"	the time and date specified in the Scheme Documents by reference to which the entitlements of the UL Shareholders under the Scheme will be determined, expected to be 18:00 on the Business Day before the Scheme becomes effective;

"Scheme Shares"	the UL Shares: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting but before the Effective Date in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than any UL Shares held by UPC;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Superior Proposal"	a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of UL determines in good faith (which determination, with respect to item (iii) below, has been confirmed by UL's Rule 3 advisor), in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal; (ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and (iii) would, if consummated in accordance with its terms, be more favourable to the UL Shareholders than the Proposal, as it may be amended;

"TSX"	Toronto Stock Exchange;
"Transaction"	the proposed acquisition of the entire issued and to be issued ordinary share capital of UL by UPC on the terms described in this announcement (or any subsequent revision or variation of such terms) to be effected by way of the Scheme or, should UPC so elect, by way of a City Code Offer;
"United Kingdom"	United Kingdom of Great Britain and Northern Ireland;
"UL"	Uranium Limited;
"UL Shareholders"	holders of UL Shares;
"UL Shares"	ordinary shares of US$0.01 each in the capital of UL;
"UPC"	Uranium Participation Corporation;
"UPC Group"	UPC, its subsidiaries and subsidiary undertakings;
"UPC Meeting"	the extraordinary meeting of the UPC Shareholders called to consider the issuance of the New UPC Shares;
"UPC Shareholders"	holders of UPC Shares;
"UPC Shares"	common shares without par value in the capital of UPC;
"US" or "United States"	United States of America, its territories and possessions, any state in the United States of America and the District of Columbia; and
"US$"	US dollars, or the lawful currency of the United States of America from time to time.

All references to time in this announcement are to London time unless otherwise stated.

Date: 14/01/2010

Computershare

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: URANIUM PARTICIPATION CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Special Meeting
Record Date for Notice of Meeting : 09/02/2010
Record Date for Voting (if applicable) : 09/02/2010
Meeting Date : 16/03/2010
Meeting Location (if available) : Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	917017105	CA9170171057

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for URANIUM PARTICIPATION CORPORATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

AMENDED AND RESTATED RULE 2.10 ANNOUNCEMENT.

THIS FOLLOWING ANNOUNCEMENT REPLACES THE RULE 2.10 ANNOUNCEMENT RELEASED BY URANIUM PARTICIPATION CORPORATION ON 11 JANUARY 2010 AT 18:01 (NUMBER UK57835212).

THE ISIN NUMBER HAS NOW BEEN INCLUDED. THE CUSIP NUMBER HAS BEEN CORRECTED.

URANIUM PARTICIPATION CORPORATION

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), Uranium Participation Corporation confirms that, as at 11 January 2010, it has 89,657,341 common shares issued and outstanding and listed on the Toronto Stock Exchange.. The CUSIP reference for these shares is 917017105. The ISIN reference for these shares is CA9170171057.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Uranium Limited or of Uranium Participation Corporation, all "dealings" in any "relevant securities" of Uranium Limited or of Uranium Participation Corporation (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Uranium Limited or of Uranium Participation Corporation, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Uranium Participation Corporation or of Uranium Limited by Uranium Participation Corporation or Uranium Limited, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In

particular, a person will be treated as having an "interests in securities" by virtue of the ownership or control (whether conditional or absolute) of securities, or by virtue of any agreement to purchase, derivative or option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

In accordance with Rule 19.11, a copy of this announcement can be found at www.uraniumparticipation.com.

Uranium
Participation
Corporation 

Press Release

FOR IMMEDIATE RELEASE

Trading symbol: U-T

URANIUM PARTICIPATION CORPORATION REPORTS NET ASSET VALUE AT DECEMBER 31, 2009

TORONTO, January 21, 2010 -- Uranium Participation Corporation ("Uranium Corp") reports its net asset value at December 31, 2009 was CDN$528,833,000 or CDN$6.17 per share. As at December 31, 2009, Uranium Corp's investment portfolio consisted as follows:

(in thousands of Canadian dollars, except quantity amounts)	Quantity	Cost	Market Value
Investments in Uranium:			
Uranium oxide in concentrates ("U_3O_8")	5,525,000 lbs	$ 267,566	$ 257,320
Uranium hexafluoride ("UF_6")	1,962,230 KgU	$ 341,003	$ 242,333
		$ 608,569	$ 499,653
U_3O_8 average cost and market value per pound:			
- In Canadian dollars		$ 48.43	$ 46.57[1]
- In United States dollars		$ 43.41	$ 44.50
UF_6 average cost and market value per KgU:			
- In Canadian dollars		$ 173.78	$ 123.50[1]
- In United States dollars		$ 159.48	$ 118.00

[1] Converted at the December 31, 2009 exchange rate of $1.0466.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

Uranium
Participation
Corporation



RECEIVED
2010 FEB 23 P 1:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release Trading symbol: U-T

FOR IMMEDIATE RELEASE – CANADA ONLY
NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

URANIUM PARTICIPATION CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, January 28, 2010 (TSX: U) – Further to its press release dated January 11, 2009, Uranium Participation Corporation (the "Corporation") announces its Notice of Intention to Make a Normal Course Issuer Bid has been accepted by the Toronto Stock Exchange ("TSX") effective as of February 1, 2010. The Corporation intends to purchase, through the facilities of the TSX, up to 7,483,029 common shares of the Corporation ("Shares") representing approximately 10% of the unrestricted public float. The unrestricted public float of the Corporation as of January 27, 2010 was 74,830,291 Shares. The Corporation may purchase up to 1,713,946 Shares in any 30 day period which is 2% of the 85,697,341 issued and outstanding Shares as at January 27, 2010.

The Shares may be purchased for cancellation commencing on February 1, 2010 through to January 31, 2011 through the facilities of the TSX. The purpose of the normal course issuer bid is to provide the Corporation with a mechanism to decrease the potential spread between the net asset value per Share and the market price of the Shares.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been and will not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S under the *United States Securities Act of 1933*, as amended. This news release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States.

Caution Regarding Forward-Looking Information

This Press Release may contain "forward-looking statements" concerning the Corporation. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. Therefore undue reliance should not be placed on such forward-looking statements. The Corporation assumes no obligation and does not intent to update these forward-looking statements, except as required pursuant to applicable law.

About Uranium Participation Corporation

Uranium Participation Corporation is an investment holding company which invests substantially all of its assets in uranium oxide in concentrates (U_3O_8) and uranium hexafluoride (UF_6) (collectively "uranium"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Additional information about Uranium Participation Corporation is available on SEDAR at www.sedar.com and on Uranium Participation Corporation's website at www.uraniumparticipation.com.

– 30 –

For further information contact:

Ron Hochstein, President (416) 979-1991 Ext. 232

James Anderson, Chief Financial Officer (416) 979-1991 Ext. 372

QVT Financial LP

To:

Uranium Participation Corporation
Atrium on Bay
595 Bay Street
Suite 402
Toronto
Ontario
Canada

For the attention of: The Directors

January 10, 2010

Dear Sirs

Proposed offer for Uranium Ltd. ("the Target")

We understand that Uranium Participation Corporation (**"the Offeror"**) intends to make an offer to be effected by way of a court approved scheme of arrangement under the provisions of Part VIII of the Companies Law (as defined in paragraph 11.1.1) (the "**Scheme**"), or by way of contractual offer under The City Code on Takeovers and Mergers (the "**Code**"), and subject to the provisions of the Code, to acquire the issued and to be issued ordinary share capital of the Target substantially on the terms and subject to the conditions set out in the attached draft press announcement made pursuant to Rule 2.5 of the Code (the "**Press Announcement**"), together with such additional terms and conditions as may be required to comply with the Code, the AIM Rules for Companies issued by the London Stock Exchange plc, the Financial Services Authority or the requirements of the London Stock Exchange plc and any other applicable law or regulation (the **"Offer"**).

This letter of undertaking sets out the terms and conditions on which we will accept the Offer when it is made. All references in this letter to "Offer" shall mean this intended offer, whether made by or on behalf of the Offeror or any of its subsidiaries (and if made by or on behalf of a subsidiary, all references to the "Offeror" shall be deemed to include that subsidiary), and shall include any revision or variation in the terms of this Offer which in our opinion (acting reasonably) represents no diminution in the value of the Offer and no change in the terms of the Offer which is adverse to us as shareholders, whether voluntary or mandatory.

1. **Acceptance of the Offer**

1.1. In consideration of the Offeror agreeing on the terms of this letter of undertaking to despatch the Offer Document (as defined in paragraph 11.1.3) within such period as is permitted by the Panel under the Code, we irrevocably and unconditionally undertake to accept, or procure the acceptance of, the Offer (subject to the Press Announcement being released by no later than January 11, 2010):

1.1.1 and accept the consideration in the form of common shares of Uranium Participation Corporation to be listed on the Toronto Stock Exchange (the "**Consideration Shares**") in respect of:

(a) the number of ordinary shares of the Target, details of which are set out in Part A of Schedule 1; and

(b) any other ordinary shares of which we may hereafter become the registered holder, beneficial owner or in which we may become so interested, including any other ordinary shares deriving from either such shares or the shares referred to in sub-paragraph (a) above.

1.1.2 The shares referred to in paragraph 1.1.1(a) are hereafter referred to as the "**Existing Shares**", the shares referred to in paragraph 1.1.1(b) are hereafter referred to as the "**Further Shares**" and the Existing Shares and the Further Shares are together hereafter referred to as the "**Shares**".

1.2. We agree to fulfil this undertaking in respect of the Shares EITHER:

1.2.1 in the event that the Offer is effected by way of a Scheme:

(a) by giving all consent in respect of the Shares as may be required to give effect to the Scheme and in respect of all voting rights attaching to the Shares by voting in favour of the resolutions proposed at the meeting of the Target's ordinary shareholders convened by the Court (as defined in paragraph 11.1.2) and subject to the provisions of Appendix 7 of the Code in order to effect the Scheme or refraining from voting at such meetings as the Offeror may require, and by taking all such other action and doing all such other things as may be reasonably requested by the Offeror to give effect to the Scheme; OR

1.2.2 in the event that the Offer is effected by way of a contractual offer under the Code:

(a) by not later than 11a.m. on the first closing date of the Offer, by returning to the Offeror, or procuring the return to the Offeror, or as the Offeror may direct, duly completed and executed form(s) of acceptance relating to the Offer and (if not already delivered to the Offeror) at the same time or, in any event within 2 business days of acceptance of the Offer by us share certificates and/or other document(s) of title in respect of such shares and/or evidence of authority in accordance with the terms of the Offer, in accordance with the procedures set out in the Offer Document; or

(b) sending (or procuring to be sent by any CREST sponsor) to Euroclear UK & Ireland Limited the relevant Transfer to Escrow instruction accepting the Offer (in accordance with the procedures set out in the Offer Document) in respect of such shares,

(c) and in relation to the provisions of paragraphs 1.2.2 (b) and (c), in relation to the Further Shares, as soon as practicable after we become the registered holder or the beneficial owner of, such shares (and, in any event within 2 business days of such event occurring).

2. Dealings

2.1. We undertake and agree that we will not (or in the case of the Shares in respect of which we are beneficial owner only will procure that the registered holder will not), prior to the date on which the Court issues an order sanctioning the Scheme, or in the event that the Offer is effected by way of a contractual offer under the Code, prior to the closing or lapsing of the Offer or its withdrawal (as the case may be):

2.1.1 sell, transfer, grant any option over or otherwise dispose of (directly or indirectly) the beneficial interest in any of the Shares except pursuant to our voting in favour of the resolutions proposed at the meeting of the Target's ordinary shareholders with respect to the Scheme or pursuant to our acceptance of a contractual offer made by the Offeror (as the case may be), or to the Offeror;

2.1.2 other than pursuant to our voting in favour of the resolutions proposed at the meeting of the Target's ordinary shareholders with respect to the Scheme or pursuant to our acceptance of a contractual offer made by the Offeror (as the case may be), or other than with the Offeror, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraph 2.1;

2.1.3 accept or give any undertaking or letter of intent to accept or otherwise support any other offer in respect of all or any of the Shares or all or a substantial part of the assets of the Target, whether conditionally or unconditionally; or

2.1.4 directly or indirectly, solicit or initiate discussions with a view to any other offer for any of the Shares or all or a substantial part of the assets of the Target, being made to the Target or shareholders of the Target by a third party (and we shall notify you in writing promptly upon receipt of any approach from a third party with a view to the same).

3. Dissent/Withdrawal

3.1. Notwithstanding that we may be entitled to dissent to the Scheme under the Companies Law or, as the case may be, withdraw any acceptance in respect of the Shares by virtue of any term of the Offer or any law or regulation, we shall not dissent to the Scheme or withdraw any such acceptance(s) and shall procure that any such acceptance(s) is/are not withdrawn.

4. Voting

4.1. We shall exercise or procure the exercise of the votes attached to the Shares in accordance with the instructions of the Offeror in respect of any Relevant Resolution. A "Relevant Resolution" means a resolution for the purpose of implementing, or which could assist the implementation of, the Offer and any transactions related to the Offer, or a resolution which (if passed) might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way, proposed at any general meeting or class meeting of shareholders of the Target held during the period commencing with the date hereof and ending on whichever shall be the earlier of (i) the date on which the Offer lapses or is withdrawn and (ii) the date on which the Shares are registered in the name of the Offeror or its nominees following the

Offer having become or being declared unconditional in all respects. We undertake to exercise or procure the exercise of the rights attached to the Shares to requisition or join in requisitioning the convening of any general or class meeting as the Offeror shall request us so to do with a view to the passing or rejecting of any such Relevant Resolution.

5. **Prejudicial Action**

5.1. We agree that we will not, prior to the date on which the Court issues an order sanctioning the Scheme or, as the case may be, prior to the closing or lapsing of the Offer or its withdrawal, directly or indirectly take any action which is reasonably likely to result in any of the conditions to the Offer not being satisfied at the earliest practicable time, including, without the consent of the Offeror, the requisitioning or joining in the requisitioning of any general or class meeting of Target.

6. **Representations, warranties and undertakings**

6.1. We represent, warrant and undertake to the Offeror that:

6.1.1 the Shares include all the shares registered in our name or beneficially owned by us or in respect of which we are interested and save as set out in the Schedule we are not so interested in any other securities of the Target;

6.1.2 we have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms; and

6.1.3 we do not have any rights to subscribe, purchase or otherwise acquire any securities of the Target,

such representations, warranties and undertakings shall not be extinguished or affected by the sale of the Shares pursuant to the Offer.

7. **Publicity and Documentation**

7.1. We consent to the issue of the Press Announcement incorporating references to us and to this undertaking substantially in the terms set out in the Press Announcement.

7.2. We will promptly supply the Offeror with all information required to be contained in the Offer Document in respect of us in order to comply with the requirements of the Code (including in particular Rules 8, 24 and 25) and any other applicable law or regulation and which is required to expedite the preparation and despatch of the Offer Document. We will as soon as possible notify the Offeror in writing upon becoming aware of any change in the accuracy or import of any such information previously given to the Offeror.

7.3. Save to the extent (if any) required to comply with any applicable law or regulation, we shall keep secret the possibility, terms and conditions of the Offer and the existence and terms of the undertaking save to the extent that such matters have been made public through the issue of the Press Announcement or are substantially made public through the issue of any documentation relating to the Offer. The obligations in this paragraph shall survive the termination of this undertaking.

8. **Specific Performance**

8.1. We recognise and acknowledge that if we should fail to accept or procure the acceptance of the Offer in accordance with our obligations in paragraph 1, or should otherwise be in breach of any of those obligations, damages may not be an adequate remedy and that the Offeror shall be entitled to seek the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

9. **Termination**

9.1. This undertaking and all obligations in this undertaking (save for our obligations pursuant to paragraph 7.3 which shall remain in full force and effect) shall terminate with immediate effect:

9.1.1 if the Press Announcement has not been released in substantially the form attached at Schedule 2 to this letter of undertaking by 9 a.m. (London time) on January 11, 2010; or

9.1.2 if the Offer Document is not despatched to the Target's shareholders within 28 days (or such longer period as may be agreed between the Offeror and the Panel, being not more than six weeks after the release of the Press Announcement) after the date of the Press Announcement; or

9.1.3 subject to the provisions of paragraph 9.2, on the withdrawal or lapsing or other termination of the Offer; or

9.1.4 if a person other than the Offeror or any person acting in concert with the Offeror announces, prior to the date on which we are required to vote in favour of the resolutions proposed at the meeting of Target's ordinary shareholders convened by the Court, a firm intention (in accordance with Rule 2.5 of the Code) to make an offer (within the meaning of Code) to acquire all the equity share capital of the Target, other than that already owned by the person making such offer, on terms which represent (in the reasonable opinion of the Offeror's Financial Adviser) an improvement of 10% or more on the value of the consideration offered under the Offer provided that a period of five days has elapsed from the announcement of such third party offer without the Offeror having revised the terms of the Offer so that (in the reasonable opinion of the Offeror's Financial Adviser, the value of the revised Offer (valued in the case of a securities exchange offer on the basis of volume weighted average closing price of the Offeror's ordinary shares for the 30-day period ending on the close of business on the business day immediately preceding the date of the announcement of the revised Offer) is at least as favourable as the offer by such third party; or

9.1.5 if the Board of Directors of the Target withdraw, qualify or adversely modify their unanimous unqualified recommendation to Target Shareholders to vote in favour of or accept, as the case may be, the Offer, as such recommendation is set out in the Press Announcement,

provided that, the termination of our obligations shall not affect any rights or liabilities under this undertaking in respect of prior breach of them.

9.2. In the event that the Offer to be effected by way of Scheme lapses or is withdrawn

and, within 5 business days thereafter, the Offeror and Target announce their intention to effect the Offer by way of a contractual offer under the Code on terms, which in the reasonable opinion of QVT Financial LP, are at least as favourable to accepting shareholders generally as the terms of the Scheme, and the consideration available under the terms of such contractual offer is or includes equity consideration per Share which is no less than the equity consideration available under the Scheme, then we agree that our intentions in this letter of undertaking shall continue in respect of the Shares until the contractual offer is withdrawn, lapses or otherwise terminates, and without limitation references herein to voting in favour of any resolutions necessary to implement the Scheme shall be construed to refer to acceptance of the Offer.

10. **Fiduciary duties**

Notwithstanding any other provisions herein, the terms of this letter of undertaking shall be subject to, and shall only apply in so far as they are consistent with, any fiduciary duties (whether under Companies Law, the Code or otherwise) which any partner(s) of or person(s) employed by QVT Financial LP may have or be subject to by virtue of their being (a) director(s) of the Target.

11. **Interpretation, conditions and general**

11.1. In this undertaking:

11.1.1 references to "**Companies Law**" shall mean The Companies (Guernsey) Law 2008, as amended;

11.1.2 references to "**Court**" shall mean The Royal Court of Guernsey (sitting as an ordinary Court);

11.1.3 references to the "**Offer Document**" shall mean the scheme circular in respect of a Scheme or an offer document in respect of a contractual offer under the Code, as the case may be, and extend (where appropriate) to any related or ancillary document including any such document required to comply with any applicable law or regulation; and

11.1.4 references to "**business day**" are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London and Toronto, Canada.

11.2. If after the Offeror releases the Press Announcement:

11.2.1 the Panel consents to the Offeror not making the Offer; or

11.2.2 an event occurs which means that the Offeror is no longer required by the Code to proceed with the Offer,

then the Offeror shall not be obliged to make the Offer.

11.3. Nothing in this undertaking shall oblige the Offeror or the Offeror's financial adviser to announce or make the Offer.

11.4. With regard to any of the Existing Shares not registered in our name, the confirmations, warranties and undertakings contained in this undertaking are given

by us on behalf of those persons in whose names such of the Existing Shares are registered and we undertake to ensure the compliance by such persons with those confirmations, warranties and undertakings.

11.5. No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

11.6. This undertaking contains the whole agreement between the Offeror and us relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. We acknowledge that we have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

12. **Time of Essence**

12.1. Any time, date or period mentioned in this undertaking may be extended by mutual agreement between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

13. **Governing law**

13.1. This undertaking shall be governed by and construed in accordance with English law and we hereby submit to the exclusive jurisdiction of the High Court of Justice in England.

Dated: January 10, 2010



EXECUTED for and on behalf of)
QVT FINANCIAL LP,
On behalf of **QVT FUND LP** and
QUINTESSENCE FUND L.P.,) Authorised signatory
ACTING BY its general partner)
QVT FINANCIAL GP LLC)

Schedule 1

Ownership of the Target Shares

Registered and beneficial holdings of Shares

(1) **Registered Holder**	(2) **Beneficial Owner**	(3) **Number of Existing Shares**
	QVT Fund LP	10,649,721
	Quintessence Fund L.P.	1,187,814

Schedule 2

Draft Press Announcement

Full Group: comments and Yellow Board Review comments – 7 January 2010

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

● January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Cake Limited

by

Yellow Participation Corporation

Summary

- The Boards of Yellow and Cake are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by Yellow to acquire the entire issued and to be issued share capital of Cake, subject to the Conditions.

- It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

- Under the terms of the Scheme, the holders of Scheme Shares will receive 0.50 of one Yellow Share for each Scheme Share held.

- The Transaction values the existing issued ordinary share capital of Cake at approximately [£84.5] million and each Cake share at [204.8] pence based on the closing price of one Yellow Share of [C$6.80] on ● January 2010, being the last trading day for Yellow Shares on the TSX prior to the date of this announcement (at an exchange rate of [£1 to C$1.6603]).

- No dividends or other distributions will be declared, made or paid hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid, an appropriate adjustment will be made to the number of New Yellow Shares to be issued for each Scheme Share under the Transaction.

- The Cake Shares will be acquired by Yellow as fully paid and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

- The per share consideration represented by 0.50 of a New Yellow Share for each Cake Share pursuant to the Scheme (or, if applicable, the City Code Offer) represents:

  - a premium of [28.0]% based on the Closing Price of Cake Shares and Yellow Shares on ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement; and

  - a premium of [17.7]% based on the 30-day volume weighted average Closing Price of the Cake Shares and Yellow Shares ended ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement.

- The New Yellow Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of Yellow following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of Cake. The issuance of the New Yellow Shares is subject to approval by the current holders of the Yellow Shares by ordinary resolution at the Yellow Meeting.

- The New Yellow Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued Yellow Shares.

- Application will be made to the TSX for the New Yellow Shares issued pursuant to the Transaction to be listed for trading on the TSX. The New Yellow Shares will not be listed for trading or trade on any other stock exchange.

- The Transaction has been unanimously recommended by the Directors of Cake.

- Cake is a non-cellular investment company limited by shares registered in the Island of Guernsey which provides investors with investment exposure to the price of uranium.

- Yellow is based in Canada and is a corporation under the Business Corporations Act (Ontario) which invests substantially all of its assets in uranium with the primary objective of achieving appreciation in the value of its uranium holdings and the mission to provide an alternative for investors interested in holding uranium.

- The Cake Board believes that the Transaction should lead to the following benefits:

  - a substantially improved trading relationship with NAV for the New Yellow Shares relative to existing Cake Shares. Over the last twelve months, Cake Shares have consistently traded at a discount to NAV averaging [21.2%] over the period, by contrast Yellow Shares have traded with a much closer relation to NAV, and at an average discount of [2.1%] to NAV over the same period;

- significantly enhanced liquidity for the New Yellow Shares in comparison with existing Cake Shares. Over the last twelve months, Cake Shares have traded at an average daily reported volume of approximately 66,305 shares on AIM and 2,789 on the TSX, which contrasts with an average daily reported volume of approximately 325,164 for Yellow Shares over the same period;

- improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and

- participation in a combined entity, with comparable investment objectives and strategy to Cake, thereby ensuring that Cake shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in Cake.

- The sole Director of Cake who holds Cake Shares has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer) in respect of his own legal and beneficial holdings of 22,095 Cake Shares in aggregate, representing approximately 0.05% of Cake's existing issued ordinary share capital and 0.05% of the issued Cake Shares entitled to vote at the Court Meeting.

- In addition, Yellow has received an irrevocable undertaking from QVT Financial LP, on behalf of QVT Fund LP (the largest Shareholder of Cake) and Quintessence Fund L.P., to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer). The irrevocable is in respect of 11,837,535 Cake Shares in aggregate, representing approximately 28.7% of Cake's existing issued ordinary share capital and 28.7% of the issued Cake Shares entitled to vote at the Court Meeting. The irrevocable undertaking by QVT ceases to be binding, inter alia, if (i) the Transaction lapses or is withdrawn or (ii) if a third party not acting in concert with QVT announces a firm intention to make or offer for Cake on terms which represent in the reasonable opinion of Yellow's financial advisor an improvement of 10% or more on the value of Yellow's offer and Yellow does not improve its offer to be at least as favourable, in the reasonable opinion of Yellow's financial advisor, as the value of such third party offer or (iii) if the Board of Directors of Cake withdraw, qualify or adversely modify their unanimous unqualified recommendation to Cake shareholders to vote in favour of the Scheme.

- In the aggregate, therefore, Yellow has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 Cake Shares in aggregate, representing approximately 28.8% of Cake's existing issued ordinary share capital and 28.8% of the issued Cake Shares entitled to vote at the Court Meeting.

- Appendix I sets out the Conditions and certain further terms which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be) will apply to the Transaction. Appendix II contains information on the source of certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III.

Commenting on the Transaction, Richard H. McCoy, Chairman of the Board of Yellow, said:

> "This Transaction allows Yellow to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both Cake and Yellow shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Commenting on the Transaction, Kelvin Williams, Non-Executive Chairman of Cake, said:

> "This Transaction provides Cake shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for Cake shareholders a full exposure to anticipated uranium price upside."

This summary should be read in conjunction with and is subject to, the full text of the following announcement. The Transaction is subject to the Conditions and further terms set out in the Appendices and to be set out in the Scheme Documents.

Enquiries:

Yellow	Tel: +1 (416) 979 1991
Ron Hochstein	
James Anderson	
Cormark Securities Inc.	Tel: +1 (800) 461 2275
(financial advisor to Yellow)	
Peter Grosskopf	
Boris Novansky	
Adam Spencer	
Cake	Tel: +44 (0) 1481 234 200
Kelvin Williams	
William Scott	
Canaccord Adams Limited	Tel: +44 (0)20 7050 6500

(financial advisor to Cake)

Rory O'Sullivan

Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to Cake Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New Yellow Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New Yellow Shares has been, or will be, applied for in the United States, Australia or Japan. The New Yellow Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New Yellow Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or exemption from registration or an exemption under relevant securities law. It is expected that the New Yellow Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates", within the meaning of the Securities Act, of Yellow or Cake prior to, or of Yellow after, the Effective Date will be subject to certain transfer restrictions relating to the New Yellow Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if Yellow elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. Cake Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by Yellow).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Cake and for no-one else in connection with the Transaction and will not be responsible to anyone other than Cake for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for Yellow and for no-one else in connection with the Transaction and will not be responsible to anyone other than Yellow for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the law of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey or the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN CAKE

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under Companies Law 2008 of the Island of Guernsey. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canadian or US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable acquisitions in countries other than the United Kingdom in certain material respects. If Yellow exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any Canadian jurisdiction and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey or the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New Yellow Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. Yellow does not intend to register any such New Yellow Shares or part thereof in the United States or to conduct a public offering of the New Yellow Shares in the United States.

FORWARD LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Yellow and Cake. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. Yellow and Cake assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Yellow Share or Cake Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per Yellow Share or Cake Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Cake or of Yellow, all "dealings" in any "relevant securities" of Cake or of Yellow (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer

under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Cake or of Yellow, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Cake by Yellow or Cake, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

● January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Cake Limited

by

Yellow Participation Corporation

1 Introduction

The Boards of Yellow and Cake are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by Yellow to acquire the entire issued and to be issued share capital of Cake, subject to the Conditions.

2 The Transaction

It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

Under the terms of the Transaction, the holders of Scheme Shares will receive:

For each Cake Share 0.50 New Yellow Share

Fractions of a New Yellow Share will not be issued.

The Transaction values the existing issued ordinary share capital of Cake at approximately [£84.5] million and each Cake Share at [204.8] pence based on the Closing Price of one Yellow Share of [C$6.80] on ● January 2010, being the last trading day for Yellow Shares on the TSX prior to the date of this announcement (at an exchange rate of [£1 to C$1.6603]).

No dividends or other distributions will be declared, made or paid on the Cake Shares hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid on the Cake Shares, an appropriate adjustment will be made to the number of New Yellow Shares to be issued for each Scheme Share under the Transaction.

- The per share consideration represented by 0.50 of a New Yellow Share for each Cake Share pursuant to the Scheme of Arrangement (or, if applicable, the City Code Offer)/Offer represents:

    - a premium of [28.0]% based on the Closing Price of Cake Shares and Yellow Shares on ● January 2010, being the last trading day for Yellow Shares on the TSX and for Cake Shares on AIM, prior to the date of this announcement; and

    - a premium of [17.7]% based on the 30-day volume weighted average Closing Price of the Cake Shares and Yellow Shares ended ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement.

The New Yellow Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of Yellow following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of Cake.

The New Yellow Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued Yellow Shares.

Application will be made to the TSX for the New Yellow Shares issued pursuant to the Transaction to be listed for trading on the TSX. The issuance of the New Yellow Shares is subject to approval by the current holders of the Yellow Shares by ordinary resolution at the Yellow Meeting.

The New Yellow Shares will not be listed for trading or trade on any other stock exchange.

The Cake Shares will be acquired by Yellow as fully paid up and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The conditions and certain further terms of the Transaction are set out or referred to in Appendix I which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be), will apply to the Transaction.

3 Background to, and reasons for, the Transaction and Yellow's intentions in relation to Cake

Since its inception, the mission of Yellow has been to provide an investment alternative for investors interested in holding uranium. The strategy of Yellow is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

Yellow has satisfied investor demand by conducting equity financings and market purchases of uranium. Yellow's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for Yellow Shares.

With these criteria, the Board of Yellow, can determine if growing Yellow's uranium holdings is attractive. Since May 2005, Yellow has completed eight public offerings, raising gross proceeds of C$647.0 million, and a further C$31.2 million from the exercise of previously issued warrants.

As Yellow grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell Yellow Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of Yellow evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of Yellow have determined that the Transaction is attractive to Yellow and its shareholders for the following reasons:

- allows Yellow to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current Yellow shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of Yellow will lead to improved trading liquidity for Yellow Shareholders.

As a result of the Transaction, Yellow will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU of UF_6.

4 Background to the recommendation

Cake's shares have, since July 2008, been trading at a discount to its NAV per share. The Board of Cake have considered alternatives to achieve a reduction in the discount to its NAV per share, primarily by improving liquidity and trading volumes. In an effort to improve liquidity and achieve share price appreciation, Cake on 30 December 2008 listed its shares on the TSX. This listing has however failed to improve the liquidity of Cake's Shares and trading volumes have remained low throughout 2009.

The share price discount to NAV prevents Cake from raising funds by the issue of further equity capital, not only as it is commercially unattractive to its existing shareholders, but Cake's articles of incorporation do not permit Cake to issue share capital at a discount to its prevailing NAV.

The Board of Cake recognise that Yellow Shares have consistently exhibited better liquidity and greater trading volume than Cake Shares. As a result, Yellow's shares have historically not suffered from trading at a persistent discount to NAV, which is in contrast to Cake Shares.

The Board of Cake believes that the Transaction will enable Cake Shareholders to benefit from the better liquidity offered by Yellow's shares, as well as their greater parity with NAV.

The Board of Cake believes that Yellow will also be in a better position to raise finance through the issue of equity capital, based on their history of successful financings that have broadened their shareholder base and improved liquidity, and therefore better able to take advantage of future opportunities in the uranium market.

The Board of Cake believes that the Transaction will enable Cake Shareholders to benefit from improved trading liquidity, a better relation of the share price to NAV, and long term capital appreciation as envisaged by current forecasts for uranium prices. Under the Transaction, Cake Shareholders will receive shares in a company with comparable investment objectives and strategy to Cake, thereby ensuring that they will retain a similar market exposure and risk profile to that delivered by their current holding in Cake.

5 Irrevocable undertakings

Anthony Pickford, the sole Director of Cake owning Cake Shares, has irrevocably undertaken in respect of his own legal and beneficial holdings of 22,095 Cake Shares, in aggregate representing approximately 0.05% of the existing issued ordinary share capital of Cake, and 0.05% of the issued Cake Shares entitled to vote at the Court Meeting, to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer). This irrevocable undertaking will remain binding even if a competing offer is made for Cake.

In addition, QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest Shareholder of Cake) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,837,535 Cake Shares in aggregate, representing approximately 28.7% of Cake's issued ordinary share capital and 28.7% of the issued Cake Shares entitled to vote at the Court Meeting.

The irrevocable undertaking by QVT ceases to be binding, inter alia, if (i) the Transaction lapses or is withdrawn or (ii) if a third party not acting in concert with QVT announces a firm intention to make or offer for Cake on terms which represent in the reasonable opinion of Yellow's financial advisor an improvement of 10% or more on the value of Yellow's offer and Yellow does not improve its offer to be at

least as favourable, in the reasonable opinion of Yellow's financial advisor, as the value of such third party offer or (iii) if the Board of Directors of Cake withdraw, qualify or adversely modify their unanimous unqualified recommendation to Cake shareholders to vote in favour of the Scheme.

In aggregate, therefore, Yellow has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 Cake Shares representing approximately 28.8% of the existing issued ordinary share capital of Cake and 28.8% of the issued Cake Shares entitled to vote at the Court Meeting.

6 Information on Yellow and the Yellow Group

Yellow is an investment holding company which invests substantially all of its assets in uranium, either in the form of uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Yellow's mission is to provide an investment alternative for investors interested in holding uranium. Yellow's constating documents prescribes that at least 85% of the gross proceeds of any issue of shares must be invested in, or held for future acquisitions, of uranium. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., is the Manager of Yellow. The Manager does not have any ownership interest in Yellow, and the two companies do not have any directors in common.

The Manager conducts its services under a management services agreement with Yellow (the "Management Services Agreement"). The Management Services Agreement has an initial term of five years, commencing 30 March 2005, and continues thereafter unless terminated by either party upon 180 days previous written notice. Yellow has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

Under the Management Services Agreement, the Manager is required to manage Yellow's activities in accordance with commercially reasonable and prudent business practices and may delegate, with the approval of the Board of Yellow and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Yellow in accordance with the Management Services Agreement and title of uranium purchases remains with Yellow. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time. All lending arrangements for uranium are conducted in accordance with the instructions of Yellow's Board. In addition to its responsibilities for purchasing or selling uranium for and on behalf of Yellow, the Manager is required to arrange for storage of the uranium, arrange insurance coverage, prepare regulatory filing materials and reports for shareholders, furnish office facilities, provide officers for Yellow and generally manage Yellow's business and affairs.

Yellow's NAV at 30 November 2009 was Cdn$543,773,000.

Yellow was incorporated under the laws of the Province of Ontario, Canada in 2005. Yellow is authorized to issue an unlimited number of common shares without par

value. The number of issued and outstanding Yellow Shares as at the date hereof is 85,697,341. The Yellow Shares are listed for trading on the TSX under the ticker symbol "U".

Yellow carries on its operations through its wholly-owned subsidiaries Yellow Participation Alberta Corp. (Alberta, Canada) and Yellow Participation Cyprus Limited (Cyprus). Yellow also has a branch office in Luxembourg.

An investment in Yellow Shares provides an investment alternative for investors interested in investing in uranium. The Yellow Shares represent an indirect interest in physical uranium owned by Yellow.

The strategy of Yellow is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Yellow is stored at licensed uranium conversion or enrichment facilities in Canada, France and the United States. Yellow's Manager, negotiates storage arrangements with the facilities on behalf of Yellow. In order for the Manager to remove the uranium held in storage on behalf of Yellow, a certified resolution of its Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Yellow is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Yellow are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

7 Information on Cake

Cake is a non-cellular investment company limited by shares registered in the Island of Guernsey. Cake provides investors with the opportunity to invest in uranium and obtain investment exposure to the price of uranium in a manner that does not directly or indirectly include all of the risks associated with investment in companies that explore for, mine and process uranium. The investment objective of Cake is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom.

The strategy of Cake is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. Cake has adopted the following investment guidelines:

- at least 90% of any net proceeds receivable by Cake must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;
- Cake holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium

which it holds if the Board considers that it would be appropriate to do so at the relevant time; and

- Cake will seek to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

Cake invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

Cake reported a NAV and adjusted NAV as at 31 December 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share)]. The diluted NAV and adjusted diluted NAV as at 31 December 2009 was also [£1.91 per share (US$3.09 per share)]. For the period ended 30 June 2009 Cake reported an operating profit of US$485,246 (period to 30 June 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to 30 June 2008: a loss of US$217.0 million).

The Cake Shares are listed for trading on AIM and the TSX under the ticker symbol "UML".

8 Directors and Management

Upon completion of the Transaction, Kelvin Williams will be invited to join the Board of Yellow. All other Cake Directors have notified Yellow of their intention to resign as Directors of Cake upon completion of the Transaction. It is intended that the Manager of Yellow, Denison Mines Inc., will be appointed the manager of Cake.

9 Share Options

Pursuant to a share option agreement dated 18 July 2006 between Cake and Nufcor International Limited (the “Option Holder”), an option exists to purchase 2,475,000 shares in Cake at £2.05 per share (the “Options”). The Options expire on 11 July 2011.

The terms of the Options do not provide for their compulsory exercise on Cake being subject to the Scheme or a City Code Offer.

As a result the Options may, or may not, be exercised by the Option Holder before the Effective Date in the commercial discretion of the Option Holder.

Yellow will make a proposal to the holders of Options in due course.

10 Structure of the Transaction

It is intended that this Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

The purpose of the Scheme is for Yellow to become the owner of the entire issued and to be issued ordinary share capital of Cake. This is to be achieved by the transfer of the Scheme Shares to Yellow in consideration of the issue by Yellow to Cake Shareholders of New Yellow Shares in the ratio of 0.50 New Yellow Share for each Scheme Share.

Fractions of a New Yellow Share will not be issued.

Implementation of the Scheme will require, among other things, the approval of the holders of the Scheme Shares (together with persons held to be in the same class) at the Court Meeting and the sanction of the Scheme by the Court.

The procedure involves an application by Cake to the Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to Yellow, in consideration for which the holders of the Scheme Shares at the Scheme Record Time will receive New Yellow Shares (on the basis described above).

To become effective, the Scheme requires, amongst other, things, the approval of a majority in number representing 75% or more in value of the holders of the Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any Scheme Shares held as treasury shares) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, or any adjournment of such meeting, together with the sanction of the Court and the passing of resolutions necessary to implement the Scheme. The Scheme will only become effective upon the Court sanctioning the Scheme. Upon the Scheme becoming effective, it will be binding on all holders of Scheme Shares, irrespective of whether or not they attended or voted at the Court Meeting.

The Scheme will contain a provision for Cake to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.

The issuance of the New Yellow Shares is subject to approval of the TSX and the approval of the holders of a majority of the Yellow Shares present and voting, either in person or by proxy, at the Yellow Meeting, or at any adjournment of such meeting. A circular to Yellow Shareholders convening the Yellow Meeting will be posted shortly.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Documents, which are expected to be posted to holders of Scheme Shares shortly. An indicative but non-binding timetable of the principal events related to the Scheme is as follows:

Event	**Indicative timing**
▪ Posting of Scheme Documents	● January 2010
▪ Court Meeting and Cake shareholder meeting to approve the Scheme	● 2010
▪ Yellow shareholder meeting to approve the issue	● March 2010

of New Yellow Shares

▪ Court hearing to sanction the Scheme (if the Scheme is approved by Cake Shareholders) and Effective Date of the Scheme (if sanction of the Court is received)	● March 2010
▪ Delisting of Cake Shares from AIM and TSX	●March 2010
▪ Listing of New Yellow Shares	● March 2010
▪ Latest date for [certificates] for New Yellow Shares to be delivered in exchange for Scheme Shares to Cake Shareholders	14 days after Effective Date

All dates in this announcement which relate to the implementation of the Scheme are indicative only and subject to the approval of the Court and to the Conditions being satisfied and the issue and listing of the New Yellow Shares.

A more detailed timetable will be included in the Scheme Documents.

11 Implementation Agreement and inducement fee

Cake and Yellow have entered into an Implementation Agreement which sets out, among other things, various matters in relation to the implementation of the Scheme (or, if applicable the City Code Offer), the conduct of Cake's business prior to the Effective Date or the lapse or withdrawal of the Transaction, including the right of Yellow to match any competing offer, and a non-solicit undertaking from Cake.

Cake has agreed that it will not, directly or indirectly, solicit, initiate or knowingly encourage or otherwise facilitate the initiation of or seek to procure the submission of any competing proposal. In addition Cake has agreed to notify Yellow promptly of any approach made or any circumstances indicating that an approach will be made to Cake in relation to a competing proposal for Cake or any request for information under Rule 20.2 of the City Code. Cake has also agreed, subject to the fiduciary duties of the Board of Cake, not to participate in discussions regarding a competing proposal.

Yellow also has the right, upon Cake receiving details of a competing proposal or proposed competing proposal, to match or better the value implied by that competing proposal by 5:00 p.m. on the fifth Business Day after Yellow has received a notice of the competing proposal from Cake. If Yellow announces a revised offer (whether by way of scheme of arrangement or otherwise) within such period, the Cake Directors have agreed that the Scheme or, if applicable, the City Code Offer will continue to be the subject of a unanimous and unqualified recommendation by the Cake Directors.

Cake has agreed to pay Yellow an inducement fee (inclusive of VAT) equal to £● if: (i) the Board of Cake determines to accept a Superior Proposal; or (ii) Cake shall have breached certain of its obligations under the Implementation Agreement.

Pursuant to Rule 21.2 of the City Code, the Directors of Cake and Canaccord have confirmed to the Panel in writing that they believe the fee to be in the best interests of

Cake Shareholders. The fee is not payable to the extent to which the Panel determines that it would not be permitted under Rule 21.2 of the City Code.

The Implementation Agreement may be terminated in certain circumstances including if the Effective Date has not occurred by ● May 2010, if the Transaction is illegal or upon breach by either Yellow or Cake of their respective covenants.

Further information in relation to the Implementation Agreement will be set out in the Scheme Documents.

12 Delisting and de-registration

Prior to the Effective Date Cake will make a conditional application for cancellation of the admission to, and trading of Cake Shares on AIM to take effect at 7.00 a.m. on the Business Day immediately following the Effective Date and will make an application to delist its shares from the TSX.

On the Effective Date, share certificates in respect of the Cake Shares will cease to be valid and entitlements to Cake Shares held within the CREST system will be cancelled.

13 Disclosure of interests in Cake

As at the close of business on ● January 2010, the last practicable Business Day prior to the date of this announcement, neither Yellow, nor any of the Directors of Yellow, nor, so far as Yellow is aware, any person acting in concert with Yellow (i) has any interest in or right to subscribe for any relevant Cake securities, nor (ii) has any short positions in respect of relevant Cake securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Cake securities (save for any borrowed shares which have been on-lent or sold).

No arrangement of the sort referred to in Note 6(b) of Rule 8 of the City Code exists with Yellow, Cake or an associate of Yellow or Cake in relation to Cake or Yellow securities. There exists no indemnity or option arrangements, or agreement or understanding, formal or informal or whatever nature, relating to Cake Shares or shares of Yellow which may be an inducement to deal or refrain from dealing.

14 Overseas shareholders

The availability of the Transaction to Cake Shareholders who are not resident in Guernsey or the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Cake Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

15 Recommendations

The Directors of Cake, who have been so advised by Canaccord, consider the terms of the Transaction to be fair and reasonable. In providing advice to Cake, Canaccord has taken into account the commercial assessment of the Directors of Cake.

Accordingly, the Directors of Cake unanimously recommend Cake Shareholders to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept or procure acceptance of such offer). Anthony Pickford, the sole Director of Cake who owns Cake Shares, has irrevocably undertaken to vote his own beneficial and legal shareholdings of 22,095 Cake Shares (representing 0.05% of the existing issued ordinary share capital of Cake and representing approximately 0.05% of the issued Cake Shares entitled to vote at the Court Meeting) in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept such offer). This undertaking will remain binding even if a competing offer is made for Cake.

The Directors of Yellow, who have received financial advice from Cormark, consider the Transaction to be in the interests of Yellow. In providing financial advice to the Directors of Yellow, Cormark has relied upon the commercial assessment of the Directors of Yellow.

In the opinion of the Directors of Yellow eligible to vote, the Transaction is in the interests of the shareholders of Yellow as a whole. Accordingly, they unanimously recommend shareholders of Yellow to vote in favour of the resolutions to be proposed at the Yellow Meeting in connection with the Transaction which will be convened in due course.

16 General

Yellow reserves the right, with the consent of the Panel (where necessary), to elect to implement the Transaction by making a City Code Offer for the entire issued and to be issued share capital of Cake.

If Yellow elects to implement the Transaction by City Code Offer, the City Code Offer will be implemented on the same terms (subject to appropriate amendments and with the consent of the Panel, where necessary), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such City Code Offer are received and/or sufficient Cake Shares are otherwise acquired, it is the intention of Yellow to apply the provisions of Part XVIII of the Companies Law 2008 to acquire compulsorily any outstanding Cake Shares to which such City Code Offer relates.

Yellow and its Directors accept responsibility for the information contained in this document other than the information concerning Cake for which Cake and the Directors of Cake accept responsibility. To the best of the knowledge and belief of Yellow, Cake and their respective Directors (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Transaction will be subject to the Conditions and further terms set out in Appendix I and such further terms and conditions to be set out in the Scheme Documents or the Offer Documents, as the case may be.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

Certain terms used in this announcement are defined in Appendix III.

Yellow Tel: +1 (416) 979 1991

Ron Hochstein
James Anderson

Cormark Tel: +1 (800) 461 2275

(financial advisor to Yellow)

Peter Grosskopf
Boris Novansky
Adam Spencer

Cake Tel: +44 (0) 1481 234 200

Kelvin Williams
William Scott

Canaccord Tel: +44 (0)20 7050 6500

(financial advisor to Cake)

Rory O'Sullivan
Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to Cake Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New Yellow Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New Yellow Shares has been, or will be, applied for in the United States, Australia or Japan. The New Yellow Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent

registration under the Securities Act or an exemption from registration. The New Yellow Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or exemption from registration or an exemption under relevant securities law. It is expected that the New Yellow Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the Securities Act of Yellow or Cake prior to, or of Yellow after, the Effective Date will be subject to certain transfer restrictions relating to the New Yellow Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if Yellow elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. Cake Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by Yellow).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Cake and for no-one else in connection with the Transaction and will not be responsible to anyone other than Cake for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for Yellow and for no-one else in connection with the Transaction and will not be responsible to anyone other than Yellow for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the

fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the laws of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey and the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN CAKE

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under the Companies Law 2008. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canada and US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable transactions in countries other than the United Kingdom in certain material respects. If Yellow exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any jurisdiction in Canada and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New Yellow Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption

from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. Yellow does not intend to register any such New Yellow Shares or part thereof in the United States or to conduct a public offering of the New Yellow Shares in the United States.

FORWARD-LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Yellow and Cake. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. Yellow and Cake assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Yellow Share or Cake Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per Yellow Share or Cake Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Cake or of Yellow, all "dealings" in any "relevant securities" of Cake or of Yellow (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Cake or of Yellow, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Cake by Yellow or Cake, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part One: Conditions

1. The Transaction is conditional upon the Scheme becoming unconditional and becoming effective by Court Order, subject to the City Code, by not later than ● May 2010 or such later date (if any) as Cake and Yellow may agree and the Court may allow. The Scheme is conditional upon:

    the approval by a majority in number representing 75% or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

    the resolutions substantially in the form set out in the notice of the Cake General Meeting being duly passed by the requisite majority at the Cake General Meeting (or at any adjournment thereof);

    the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to Cake and Yellow);

    conditional listing approval being granted for listing and posting for trading of the New Yellow Shares on the TSX; and

    the resolutions substantially in the form set out in the materials sent to the Yellow Shareholders in connection with the Yellow Meeting required to approve the issuance of the New Yellow Shares under the Transaction being duly passed by the requisite majority at the Yellow Meeting (or any adjournment thereof).

2. Yellow and Cake have agreed that the Transaction is conditional upon the following matters, and, accordingly, the necessary action to make the Transaction effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

    (a) Authorisations

    All Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, Cake by any member of the Yellow Group having been obtained from any relevant Person or authority or from any Person or body with whom Cake or any member of the Yellow Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction

and all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

all Authorisations necessary to carry on the business of Cake remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, Cake by Yellow, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

(b) Intervention

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, Cake by Yellow or any subsidiary of Yellow illegal, void or unenforceable; or

otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of Cake directly or indirectly by Yellow or any acquisition of Cake Shares by Yellow; or

require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, Yellow of any divestiture of any shares or other securities in Cake; or

impose any limitation on the ability of any member of the Yellow Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in Cake or to exercise management control over Cake; or

require, prevent or delay the disposal by Yellow or any member of the Yellow Group, of all or any part of their respective

businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all or their respective assets or properties; or

require any member of the Yellow Group or Cake to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of Cake or the Yellow Group owned by any third party (in each case, other than in implementation of the Transaction); or

result in any member of the Yellow Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

(c) Consequences of the Transaction
Save as Disclosed, there being no material provision of any agreement to which Cake is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, Cake to an extent that is material in the context of Cake, result in:

any assets or interests of Cake being or failing to be disposed of or charged in any way or ceasing to be available to Cake or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to Cake; or

any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, Cake being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of Cake to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

any such agreement or the rights, liabilities, obligations or interests of Cake under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

the interests or business of Cake in or with any third party (or any arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

the financial or trading position or prospects or value of Cake being prejudiced or adversely affected; or

the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of Cake or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

Cake ceasing to be able to carry on business under any name under which it currently does so; or

the creation of actual or contingent liabilities by Cake other than in the ordinary course of trading; or

the ability of Cake or any member of the Yellow Group to carry on its business being adversely affected,

and, other than as Disclosed, no event having occurred which, under any provision of any such agreement to which Cake or the Yellow Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

(d) No Corporate Action Taken Since the Accounting Date
Since the Accounting Date, save as otherwise Disclosed or pursuant to transactions in favour of Cake, Cake has not:

issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of Cake Shares on the exercise of Disclosed Cake Options); or

redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

undertaken a conversion under Part V of the Companies Law 2008; or

undertaken an amalgamation under Part VI of the Companies Law 2008; or

undertaken a migration under Part VII of the Companies Law 2008; or

undertaken an arrangement or reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law 2008; or

merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of Cake (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

waived or compromised any claim (other than in the ordinary course of business); or

entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of Cake; or

entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of Cake;

had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

made any alteration to its articles of incorporation, or other incorporation documents; or

entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition 2(d) other than in the ordinary course of business.

(e) Other Events Since the Accounting Date

In the period since the Accounting Date, save as Disclosed:

(i) no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, Cake is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of Cake; and

(ii) no event, change or condition has occurred or become known to Cake which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of Cake; and

(iii) no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of Cake having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of Cake which in any case, would be likely to have an adverse effect on the financial position of Cake; and

(iv) no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of Cake.

(f) Other Issues

Save as disclosed, Yellow not having discovered that (in each case to an extent which is adverse in the context of Cake):

(i) the financial, business or other information disclosed at any time by Cake, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

(ii) Cake has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of Cake; or

Part Two: Further Terms

1. Subject to the requirements of the Panel, Yellow reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 1(d); 1(e); 2(a); 2(b); 2(c); 2(d); 2(e); and 2(f), in whole or in part.

2. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the City Code, so far as they are appropriate, apply to the Transaction.

3. Yellow reserves the right to elect to implement the Transaction by way of a City Code Offer. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% in value of the Cake Shares affected (excluding any Cake Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

4. Yellow shall be under no obligation to waive or treat as satisfied, and Cake shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

5. If Yellow is required by the Panel to make an offer for Cake Shares under the provisions of Rule 9 of the City Code, Yellow may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

6. The Scheme will not proceed if, before the date of the Court Meeting, (or if the Transaction is implemented by means of a City Code Offer the Offer will lapse if, before the first closing date of the Offer or when the Offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for

investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation")or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

APPENDIX II
BASES AND SOURCES

Unless otherwise stated, the following constitute the bases and sources of information referred to in this announcement:

1. Financial information relating to Yellow has been extracted or derived (without material adjustment) from the following documents:
   - the annual information form of Yellow for the fiscal year ended 28 February 2009 (dated 6 May 2009);
   - the unaudited financial statements of Yellow for the interim fiscal period ending 31 August 2009;
   - the monthly statements of NAV as filed by Yellow on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities; and
   - relevant press releases filed by Yellow on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities.
2. Financial information relating to Cake has been extracted or derived (without material adjustment) from the following documents:
   - the annual report and accounts of Cake for the fiscal years ended 30 June 2009 and 30 June 2008;
   - the monthly statements of NAV as announced by Cake on a Regulatory Information Service
   - relevant press releases announced by Cake on a Regulatory Information Service
3. The fully-diluted share capital of Yellow consists of 85,697,341 Yellow Shares currently in issue on ● January 2010 and no other shares to be issued under option.
4. The fully-diluted share capital of Cake (being 43,725,000 Cake Shares) is calculated on the basis of 41,250,000 Cake Shares in issue on ● January 2010, with a further maximum of 2,475,000 Cake Shares under option at an exercise price of £2.05 per Cake Share.
5. All prices for Yellow Shares have been sourced from the TSX, through Bloomberg, and represent the Closing Price on the relevant date or dates.
6. All trading volume data and volume-weighted trading prices for Yellow Shares have been sourced from the TSX, through Bloomberg.
7. All prices for Cake Shares have been sourced from AIM and the TSX, both through Bloomberg, and represent the Closing Price on the relevant date or dates.
8. All trading volume data and volume-weighted trading prices for Cake Shares have been sourced from AIM and the TSX, both through Bloomberg.

9. The Cake Share price performance in relation to its NAV has been calculated by comparing Cake's daily share price, sourced from AIM, to the monthly NAV statements published on a Regulatory Information Service.

10. The Yellow Share price performance in relation to its NAV has been calculated comparing Yellow's daily share price, sourced from the TSX, to the monthly NAV statements filed on the System for Electronic Document Analysis and Retrieval.

11. Exchange rate data presented in this announcement has been sourced from the Bank of Canada and represents the noon rate of exchange as posted by the Bank of Canada on the relevant date or dates.

APPENDIX III
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Accounting Date"	30 June 2009
"AIM"	AIM, a market operated by the London Stock Exchange;
"AIM Rules"	the rules of the London Stock Exchange for companies in relation to AIM;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales, Guernsey and Canada) on which banks generally are open for business in the City of London, United Kingdom, the Island of Guernsey, and Toronto, Canada;
"Cake"	Cake Limited;
"Cake Shareholders"	holders of Cake Shares;
"Cake Shares"	ordinary shares of $0.01 each in the capital of Cake;
"Canaccord"	Canaccord Adams Limited;
"Cdn$"	Canadian dollars, or the lawful currency of Canada from time to time;
"City Code"	the City Code issued by the Panel from time to time;
"City Code Offer"	a contractual takeover offer made by Yellow to the Cake Shareholders pursuant to the City Code and Part XVIII of the Companies Law 2008 to acquire all of the issued and to be issued shares of Cake not already held by Yellow;

"Closing Price"	for a Cake Share, the closing middle market quotation of a Cake Share as derived from the Daily Official List or the London Stock Exchange's website and, for a Yellow Share, the closing price of a Yellow Share on the TSX;
"Companies Law 2008"	means The Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey;
"Conditions"	certain of the terms and conditions to the implementation of the Transaction, as set out in Appendix I;
"Cormark"	Cormark Securities Inc.;
"Court"	Royal Court of Guernsey (sitting as an Ordinary Court);
"Court Meeting"	the meeting (including any adjournment thereof) of the holders of the Scheme Shares (or the relevant class or classes thereof) and persons held to be in the same class, as convened by order of the Court under section 107 of the Companies Law 2008 to consider and vote on the Scheme;
"Court Order(s)"	the order(s) of the Court;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;

"Disclosed"	• as disclosed in the Cake Disclosure Documents (including the Cake Financial Statements); • as disclosed in this announcement; or • as otherwise fairly disclosed in writing to Yellow or its advisors by or on behalf of Cake in a letter delivered by Cake to Yellow prior to the date of this announcement;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Encumbrances"	liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;
"FSA"	Financial Services Authority Limited;
"£"	pounds sterling, or the lawful currency of the United Kingdom from time to time;
"IIROC"	the Investment Industry Regulatory Organization of Canada;
"Implementation Agreement"	the agreement dated ● January 2010 between Yellow and Cake;
"London Stock Exchange"	London Stock Exchange plc;
"Manager"	Denison Mines Inc., the manager of Yellow;
"Meetings"	the Court Meeting and any meeting of the Cake Shareholders required in connection with the Transaction;
“NAV” or “Net Asset Value”	a measure used to evaluate performance calculated by aggregating the current market values of uranium holdings, plus cash and any other assets and deducting any outstanding payables, indebtedness and other liabilities;

"New Yellow Shares"	new common Yellow Shares to be issued in connection with the Transaction;
"Offer"	the proposed recommended offer to be made by Yellow on the terms and subject to the conditions to be set out in the Offer Document to acquire the Cake Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	the document which would be despatched to Cake Shareholders, amongst others, if Yellow elects to implement the Transaction by means of City Code Offer together with any form of acceptance;
"Panel"	the Panel on Takeovers and Mergers;
"Person"	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
"Regulatory Information Service"	an information dissemination provider approved by the FSA and whose name is set out in a list maintained by the FSA;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under Part VIII of the Companies Law 2008 to be proposed by Cake to the holders of the Scheme Shares in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Cake and Yellow;

"Scheme Documents"	the circular to be addressed to, amongst others, Cake Shareholders together with, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meeting and any other document required in connection with the Scheme;
"Scheme Record Time"	the time and date specified in the Scheme Documents by reference to which the entitlements of the Cake Shareholders under the Scheme will be determined, expected to be 18:00 on the Business Day before the Scheme becomes effective;
"Scheme Shares"	the Cake Shares: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting but before the Effective Date in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than any Cake Shares held by Yellow;
"Securities Act"	the United States Securities Act of 1933, as amended;

"Superior Proposal"	a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of Cake determines in good faith (which determination, with respect to item (iii) below, has been confirmed by Cake's Rule 3 advisor), in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal; (ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and (iii) would, if consummated in accordance with its terms, be more favourable to the Cake Shareholders than the Proposal, as it may be amended;
"TSX"	Toronto Stock Exchange;
"Transaction"	the proposed acquisition of the entire issued and to be issued ordinary share capital of Cake by Yellow on the terms described in this announcement (or any subsequent revision or variation of such terms) to be effected by way of the Scheme or, should Yellow so elect, by way of a City Code Offer;
"United Kingdom"	United Kingdom of Great Britain and Northern Ireland;
" US" or "United States"	United States of America, its territories and possessions, any state in the United States of America and the District of Columbia;
"US$"	US dollars, or the lawful currency of the United States of America from time to time;
"Yellow"	Yellow Participation Corporation;

"Yellow Group"	Yellow, its subsidiaries and subsidiary undertakings;
"Yellow Meeting"	the extraordinary meeting of the Yellow Shareholders called to consider the issuance of the New Yellow Shares;
"Yellow Shareholders"	holders of Yellow Shares; and
"Yellow Shares"	common shares without par value in the capital of Yellow.

All references to time in this announcement are to London time unless otherwise stated.

HBdocs - 7649191v10

DIRECTOR'S IRREVOCABLE UNDERTAKING

To:

Yellow Participation Corporation
Atrium on Bay
595 Bay Street
Suite 402
Toronto
Ontario
Canada

For the attention of: The Directors

7th January 2010

Dear Sirs

Proposed offer for Cake Limited (the "Company")

I understand that Yellow Participation Corporation (the "**Offeror**") intends to make an offer for the Company to be effected by way of a court approved scheme of arrangement under the provisions of Part VIII of the Companies Law (as defined in paragraph 15.1.1) (the "**Scheme**"), or by way of contractual offer under The City Code on Takeovers and Mergers (the "**Code**"), together the "**Offer**", and subject to the provisions of the Code, to acquire the issued and to be issued ordinary share capital of the Company substantially on the terms and subject to the conditions set out in the attached draft press announcement made pursuant to Rule 2.5 of the Code (the "**Press Announcement**"), together with such additional terms and conditions as may be required to comply with the Code, the AIM Rules for Companies issued by the London Stock Exchange plc, the Financial Services Authority or the requirements of the London Stock Exchange plc and any other applicable law or regulation and/or as are agreed between the Offeror and the Company.

This letter of undertaking sets out the terms and conditions on which I will accept the Offer when it is made. All references in this letter to "**Offer**" shall mean this intended Offer, whether made by or on behalf of the Offeror or any of its subsidiaries (and if made by or on behalf of a subsidiary, all references to the "**Offeror**" shall be deemed to include that subsidiary), and shall include any revision or variation in the terms of this Offer which represents no diminution in the value of the Offer, whether voluntary or mandatory.

1. **Acceptance of the Offer**

1.1 In consideration of the Offeror agreeing on the terms of this letter of undertaking to despatch the Offer Document (as defined in paragraph 15.1.3) within such period as is permitted by the UK Panel on Takeovers and Mergers (the "**Panel**") under the Code, I irrevocably and unconditionally undertake to accept, or procure the acceptance of, the Offer (subject to the Press Announcement being released by no later than 08 January 2010):

1.1.1 and accept the consideration in the form of common shares of Yellow to be listed on the Toronto Stock Exchange (the "**Consideration Shares**") in respect of:

(a) the number of ordinary shares of the Company, details of which are set out in Schedule 1; and

(b) any other ordinary shares of which I may hereafter become the registered holder, beneficial owner or in which I may become so interested, including any other ordinary shares deriving from either such shares or the shares referred to in sub-paragraph (a) above.

1.1.2 The shares referred to in paragraph 1.1.1(a) are hereafter referred to as the "**Existing Shares**", the shares referred to in paragraph 1.1.1(b) are hereafter referred to as the "**Further Shares**" and the Existing Shares and the Further Shares are together hereafter referred to as the "**Shares**".

1.1.3 I further confirm that I have lodged with Simmons & Simmons, solicitors to the Company, all and any share certificate(s) for the Existing Shares.

1.2 I agree to fulfil this undertaking in respect of the Shares EITHER:

1.2.1 in the event that the Offer is effected by way of a Scheme, by giving all consent in respect of the Shares as may be required to give effect to the Scheme and in respect of all voting rights attaching to the Shares by voting in favour of the resolutions proposed at the meeting of the Company's ordinary shareholders convened by the Court (as defined in paragraph 15.1.2) and subject to the provisions of Appendix 7 of the Code in order to effect the Scheme or refraining from voting at such meetings as the Offeror may require, and by taking all such other action and doing all such other things as may be reasonably requested by the Offeror to give effect to the Scheme; OR

1.2.2 in the event that the Offer is effected by way of a contractual offer under the Code:

(a) by not later than 11a.m. on the first closing date of the Offer, by returning to the Offeror, or procuring the return to the Offeror, or as the Offeror may direct, duly completed and executed form(s) of acceptance relating to the Offer and (if not already delivered to the Offeror) at the same time or, in any event within 2 business days of acceptance of the Offer by us share certificates and/or other document(s) of title in respect of such shares and/or evidence of authority in accordance with the terms of the Offer, in accordance with the procedures set out in the Offer Document; or

(b) sending (or procuring to be sent by any CREST sponsor) to Euroclear UK & Ireland Limited the relevant Transfer to Escrow instruction accepting the Offer (in accordance with the procedures set out in the Offer Document) in respect of such shares; and

(c) in relation to the provisions of paragraphs 1.2.2 (a) and (b), in relation to the Further Shares, as soon as practicable after I become the registered holder or the beneficial owner of, such shares (and, in any event within 2 business days of such event occurring).

2. **Dealings**

2.1 I undertake and agree that I will not (or in the case of the Shares in respect of which I am beneficial owner only will procure that the registered holder will not), prior to the date on which the Court issues an order sanctioning the Scheme, or in the event that the Offer is effected by way of a contractual offer under the Code, prior to the closing or lapsing of the Offer or its withdrawal (as the case may be):

2.1.1 sell, transfer, encumber, charge, pledge, grant any option or other right over or otherwise dispose of or deal with (directly or indirectly and whether beneficially, legally or otherwise and whether or not assented to the Offer) any of the Shares or any interest in them except pursuant to my voting in favour of the resolutions proposed at the meeting of the Company's ordinary shareholders with respect to the Scheme or pursuant to my acceptance of a contractual offer made by the Offeror (as the case may be), or to the Offeror;

2.1.2 other than pursuant to my voting in favour of the resolutions proposed at the meeting of the Company's ordinary shareholders with respect to the Scheme or pursuant to our acceptance of a contractual offer made by the Offeror (as the case may be), or other than with the Offeror, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur or allow to arise any obligation (conditional or unconditional) to do any of the acts referred to in paragraph 2.1;

2.1.3 acquire, dispose of or otherwise deal in any shares or other securities of the Company or any interest therein (including any derivative instruments referenced to such securities). If any such shares, securities or interest are acquired by me, such shares, securities or interest (as the case may be) shall form part of the Shares and be subject to the terms of this undertaking;

2.1.4 accept or give any undertaking or letter of intent to accept or otherwise support any other offer in respect of all or any of the Shares or all or a substantial part of the assets of the Company, whether conditionally or unconditionally; or

2.1.5 directly or indirectly, solicit or initiate discussions with a view to any other offer for any of the Shares or all or a substantial part of the assets of the Company, being made to the Company or shareholders of the Company by a third party (and I shall notify you in writing promptly upon receipt of any approach from a third party with a view to the same).

3. **Withdrawal**

Notwithstanding that I may be entitled to dissent to the Scheme under the Companies Law or, as the case may be, withdraw any acceptance in respect of the Shares by virtue of any term of the Offer or any law or regulation, I shall not dissent to the Scheme or withdraw any such acceptance(s) and shall procure that any such acceptance(s) is/are not withdrawn.

4. **Voting**

I shall exercise or procure the exercise of the votes attached to the Shares in accordance with the instructions of the Offeror in respect of any Relevant Resolution. A "**Relevant Resolution**" means a resolution for the purpose of implementing, or which could assist the implementation of, the Offer and any transactions related to the Offer, or a resolution

which (if passed) might result in any condition of the Offer not being fulfilled or which might impede or frustrate the Offer in any way, proposed at any general meeting or class meeting of shareholders of the Company held during the period commencing with the date hereof and ending on whichever shall be the earlier of (i) the date on which the Offer lapses or is withdrawn and (ii) the date on which the Shares are registered in the name of the Offeror or its nominees following the date on which the Court issues an order sanctioning the Scheme, or in the event that the Offer is effected by way of contractual offer under the Code, following the Offer having become or being declared unconditional in all respects. I undertake to exercise or procure the exercise of the rights attached to the Shares to requisition or join in requisitioning the convening of any general or class meeting as the Offeror shall request me so to do with a view to the passing or rejecting of any such Relevant Resolution.

5. **Prejudicial Action**

5.1 I agree that I will not, prior to the date on which the Court issues an order sanctioning the Scheme or, as the case may be, prior to the closing or lapsing of the Offer or its withdrawal:

5.1.1 subject to my duties as a director of the Company, directly or indirectly take any action or make any public statement which is or may be prejudicial to the successful outcome of the Offer or result in any of the conditions to the Offer not being satisfied at the earliest practicable time, including, without the consent of the Offeror, the requisitioning or joining in the requisitioning of any general or class meeting of the Company, and will not directly or indirectly communicate with any person in relation to, nor discuss with any person, the terms of the Offer or matter relating to it without the prior consent of the Offeror, but this shall not apply to any communications or discussions with my fellow directors and my or the Company's professional advisers; or

5.1.2 take or join in any action which would give rise to any change in the constitution of the board of directors of the Company without the prior written consent of the Offeror.

6. **Announcements**

6.1 I agree not to make, and to use my best endeavours to procure that the Company does not make:

6.1.1 any public announcement or communication in connection with the Offer or concerning the Company, which is or may be material in the context of the Offer, without the Offeror's consent; or

6.1.2 any public announcement or communication prior to the release of the Press Announcement which refers expressly or impliedly to the Offeror,

except that the obligations set out in this paragraph 6.1 shall not apply to (a) any such public announcement or communication if and to the extent that it is required by the Code, the Panel, any applicable law or regulation, the AIM Rules for Companies issued by the London Stock Exchange plc, the Financial Services Authority, the requirements of the London Stock Exchange plc, the Toronto Stock Exchange or any other relevant regulatory authority. Prior to the making or despatch of any such announcement or communication I shall or, where applicable, I shall use my best endeavours to procure that the Company

shall (where practicable) consult with the Offeror as to the content, timing and manner of its making or despatch and I shall or, where applicable, I shall use my best endeavours to procure that the Company shall take into account all reasonable requirements on the Offeror's behalf in relation to it. For this purpose, an announcement shall be deemed to be made by me or (or, as applicable by the Company) if it is made on my (or its) behalf.

7. **Representations, warranties and undertakings**

7.1 I represent, warrant and undertake to the Offeror that:

7.1.1 the Shares include all the shares registered in my name or beneficially owned by me or in respect of which I am interested and save as set out in the Schedules, I am not so interested in any other securities (as defined in the Code) of the Company;

7.1.2 the Shares will be transferred pursuant to the Offer free from all liens, equitable interests, charges, encumbrances, options and other interests and third party rights of any nature whatsoever and with all rights now or hereafter attaching to them, including the right to all dividends declared, made or paid hereafter (other than as provided by the Press Announcement);

7.1.3 I have the full power and authority (and will at all times continue to have all relevant authority) to enter into and perform this undertaking in accordance with its terms;

7.1.4 I do not have any rights to subscribe, purchase or otherwise acquire any securities of the Company;

7.1.5 I know of no matter or circumstance which might cause or result in any of the conditions to which the Press Announcement indicates the Offer will be subject to be unfulfilled or incapable of fulfilment;

7.1.6 save as disclosed in Schedule 1, no person other than myself is an owner or controller (within the meaning of paragraph 5(a) (iv) of the Notes on Rule 8 of the Code) of all or any of the Shares or any interest therein; and

7.1.7 I am not acting in concert with any person for the purposes of Rule 9.1 of the Code (save to the extent that I may be presumed to be so acting pursuant to the definition of "acting in concert" in the Code);

such representations, warranties and undertakings shall not be extinguished or affected by the sale of the Shares pursuant to the Offer.

8. **Publicity and Documentation**

8.1 I consent to the issue of the Press Announcement incorporating references to me and to this undertaking in the terms set out in the Press Announcement, subject to any amendments which may be agreed by me or on my behalf by a member of the board of directors of the Company.

8.2 I understand and agree that, in accordance with the Code, particulars of this undertaking and disclosable holdings of, and dealings in, relevant securities (as defined in the Code) of the Company will need to be publicly disclosed and will also be contained in the Offer

Document and that copies of this undertaking will be available for inspection until the end of the offer period (as defined in the Code).

8.3 I will promptly supply the Offeror with all information required to be contained in the Offer Document in respect of me and my immediate family, related trusts and persons connected with us and use my reasonable endeavours to procure that the Company will as soon as possible supply such information in relation to it in order to comply with the requirements of the Code (including in particular Rules 8, 24 and 25) and any other applicable law or regulation and which is required to expedite the preparation and despatch of the Offer Document. I will as soon as possible notify the Offeror in writing upon becoming aware of any change in the accuracy or import of any such information previously given to the Offeror.

9. **Director's undertakings**

9.1 Subject to my fiduciary duties as a director of the Company and my obligations under the Code or other applicable laws or regulations, in my capacity as, a director of the Company, I undertake:

9.1.1 to recommend in the Press Announcement and the Offer Document, all shareholders of the Company to vote in favour of the resolutions to be proposed at the meeting of the Company's ordinary shareholders with respect to the Scheme or, in the event that the Offer is effected by way of a contractual offer under the Code, to accept the Offer and recommend all shareholders to vote in favour of any resolution or resolutions for the purpose of implementing, or which could assist implementation of, the Offer and any transactions related to the Offer successfully;

9.1.2 to co-operate with the Offeror in the production of the Offer Document and any associated document as may be required in connection with the Offer and to authorise the issue, publication or release of the Offer Document which includes a statement of responsibility in relation to the Company, the directors of the Company and their immediate families, related trusts and persons connected with them in the terms, or to the effect, required by the Code;

9.1.3 without prejudice to the generality of paragraph 5.1.1:

(a) not to solicit or enter into discussions regarding, and to use my best efforts to procure that the Company does not solicit or enter into discussions regarding, any general offer for the Company's ordinary shares or any other class of its shares from any third party or any proposal for a merger of the Company with any other entity; and

(b) to notify the Offeror, and to use my best efforts to procure that the Company notifies the Offeror, of the details of any approach by any third party made with a view to the making of such a merger and also of any such solicitation or discussions (whether or not in breach of the obligations set out in this letter) immediately I or, as the case may be, the Company becomes aware of the relevant matter;

9.1.4 to co-operate with the Offeror and use all reasonable endeavours to ensure that the Offer takes effect by way of Scheme or, in the event that the Offer is effected by way of a contractual offer under the Code becomes unconditional in

all respects as soon as reasonably practicable, including (without limitation) in respect of the obtaining of any regulatory and third party consents;

9.1.5 to notify the Offeror of any matter or circumstance which might cause or result in any of the conditions, to which the Press Announcement indicates the Offer will be subject, to be unfulfilled or incapable of fulfilment as soon as possible after I become aware of it and, on request from time to time, to confirm to the Offeror in writing that there are no such matters or circumstances of which I am aware (other than as previously notified) and to procure that the Offeror is provided with such information regarding the Company as the Offeror may require to assist the Offeror in establishing whether such conditions are fulfilled (or in identifying the respects in which they are not fulfilled);

9.1.6 to agree, and will use my best efforts to procure that the Company agrees, to any extensions of the time limits under the Code which the Offeror may consider desirable and to co-operate, and to use my best efforts to procure that the Company co-operates, with the Offeror in seeking such waivers of those Rules and other rulings of the Panel as the Offeror may consider to be necessary or desirable to secure such extensions;

9.1.7 unless and until the Offer lapses or is withdrawn (and insofar as I am able so to do):

(a) to convene such meetings of Directors or members of the Company (if so requested by the Offeror) as may be necessary to pass such resolutions as the Offeror may consider to be necessary to enable the Offer to be implemented;

(b) to use my best efforts to procure that the Company shall not allot (except pursuant to existing obligations or to the extent previously agreed in writing by the Offeror), or grant options over, any shares in the capital of the Company nor issue any other securities convertible or exchangeable into shares in the capital of the Company or agree to do any of the foregoing;

(c) to procure that the Memorandum and Articles of Incorporation of the Company are not changed without the consent of the Offeror;

(d) to procure that no dividends or distributions will be declared, paid or made by the Company hereafter;

(e) to procure that, unless the Offeror agrees otherwise in writing, the Company carry on its business in the ordinary and usual course and so as to maintain the same as a going concern;

(f) to procure that the Company does not dispose of any material assets, or assume or incur any material liabilities (including contingent liabilities) or change the terms of any borrowings other than in the ordinary course of business or as reasonably required for capital expenditure;

(g) to procure that no contract to which the Company is a party is terminated, and no other adverse events occur, in consequence of the Offer being made, or the Court issuing an order sanctioning the

Scheme, or in the event that the Offer is effected by way of contractual offer under the Code, upon the Offer becoming unconditional in all respects;

(h) to procure that the Company does not undertake any material commitments or enters into any material contract otherwise than in the ordinary course of business or enters into any material contract of an onerous or long term nature;

(i) to procure that the Company does not amend the existing employment remuneration or consultancy terms or arrangements between the Company and any director thereof;

(j) to approve the registration of all transfers of shares made pursuant to or in connection with the Offer (subject to the same being duly stamped); and

(k) (upon the Court issuing an order sanctioning the Scheme or, in the event that the Offer is effected by way of a contractual offer under the Code, upon the Offer becoming unconditional in all respects) to procure the appointment as directors of the Company of such persons as the Offeror shall nominate (subject to the provisions of the Articles of Incorporation of the Company).

9.1.8 if required by the Offeror, to resign (in writing) as a director of the Company and as an employee of the Company without claim for compensation against the Company except only as regards:

(a) remuneration accrued to the date of resignation but not then already paid; and

(b) expenses;

but not before the Court issues an order sanctioning the Scheme or, in the event that the Offer is effected by way of a contractual offer under the Code, the Offer becomes or is declared unconditional in all respects;

9.1.9 co-operate fully with the Offeror following the date on which the Court issues an order sanctioning the Scheme, or in the event that the Offer is effected by way of contractual offer under the Code, the Offer becoming unconditional in all respects; and

9.1.10 during the 3 months immediately following the date on which the Court issues an order sanctioning the Scheme or, in the event that the Offer is effected by way of a contractual offer under the Code, the Offer becomes unconditional in all respects, will not sell, transfer, encumber, grant any option over or otherwise dispose of or agree to dispose of any of the shares or other securities of the Offeror acquired by me pursuant to my voting in favour of the resolutions proposed at the meeting of the Company's ordinary shareholders with respect to the Scheme or pursuant to acceptance of the Offer or any interest therein without the prior agreement of the Offeror, provided that the provisions of this paragraph 9.1.11 shall not apply to:

(a) any disposal pursuant to acceptance of an offer made to acquire the whole of the issued equity share capital of the Offeror which shall have been recommended by the board of directors of the Offeror to its shareholders for acceptance; or

(b) any disposals pursuant to any family settlement or other family disposition provided that the transferee(s) shall enter into an undertaking in favour of the Offeror in terms corresponding to the terms of this paragraph 9.1.11.

10. **Power of Attorney**

10.1 In order to secure the performance of my obligations under this undertaking, in default of my performing my obligations under the provisions of this undertaking, I hereby irrevocably appoint any director for the time being of the Offeror or of the Offeror's Financial Adviser to be my attorney in my name and on my behalf to execute a form or forms of acceptance which relate to the Offer, to execute any form of proxy required by the Offeror appointing any person nominated by the Offeror to attend and vote on any Relevant Resolution as is referred to in paragraph 4 above and/or to execute such other documents and to do such other acts and things as may be necessary to accept the Offer in respect of the Shares and I hereby agree that this power of attorney is given by way of security and is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

11. **Specific Performance**

11.1 I recognise and acknowledge that if I should fail to vote in favour of or procure the voting in favour of the resolutions proposed at the meeting of the Company's ordinary shareholders in respect of the Scheme or, in the event that the Offer is effected by way of contractual offer under the Code, accept or procure the acceptance of the Offer in accordance with my obligations in this undertaking, or should otherwise be in breach of any of those obligations, damages would not be an adequate remedy and that the Offeror shall be entitled to the remedies of injunction, specific performance and other equitable relief and that no proof of special damages shall be necessary for the enforcement of this undertaking.

12. **Secrecy**

12.1 Save to the extent (if any) required to comply with any applicable law or regulation, I shall keep secret the possibility, terms and conditions of the Offer and the existence and terms of this undertaking and details of our discussions (prior to or subsequent to the making of the Press Announcement), save to the extent that such matters have been made public through the issue of the Press Announcement or are subsequently made public through the issue of any documentation relating to the Offer and provided that I may disclose the same on a similarly confidential basis to the Company and its advisers. The obligations in this paragraph shall survive termination of this undertaking.

13. **Lapse**

13.1 All obligations in this undertaking (save for my obligations pursuant to paragraph 12 which shall remain in full force and effect) will forthwith lapse:

13.1.1 if the Press Announcement has not been released by 5p.m. (London time) on 08 January 2010 following approval of the board of directors of the Offeror or a duly authorised committee of the board; or

13.1.2 the Offer is not made in the circumstances referred to in paragraph 15.2; or

13.1.3 if the Offer Document is not despatched to the Company's shareholders within 28 days (or such longer period as may be agreed between the Offeror and the Panel) after the date of the Press Announcement; or

13.1.4 on the withdrawal or lapsing of the Offer;

provided that the lapsing of my obligations shall not affect any rights or liabilities under this undertaking in respect of prior breach of them.

14. **Confirmations**

14.1 I confirm that:

14.1.1 in executing this document I am not a customer of the Offeror's Financial Adviser for the purposes of the Rules of The Financial Services Authority and that accordingly the Offeror's Financial Adviser is not responsible to me for providing protections afforded to its customers or advising me on any matter relating to the Offer; and

14.1.2 I have been given an adequate opportunity to consider whether or not to give this undertaking and to obtain independent advice about the nature of this undertaking.

15. **Interpretation, conditions and general**

15.1 In this undertaking:

15.1.1 references to **"Companies Law"** shall mean The Companies (Guernsey) Law 2008, as amended;

15.1.2 references to **"Court"** shall mean The Royal Court of Guernsey (sitting as an ordinary Court);

15.1.3 references to the **"Offer Document"** shall mean the scheme circular in respect of a Scheme or an offer document in respect of a contractual offer under the Code, as the case may be, and extend (where appropriate) to any related or ancillary document including any such document required to comply with any applicable law or regulation; and

15.1.4 references to **"business day"** are to a day not being a Saturday or a Sunday on which banks are open for business in the City of London and Toronto, Canada.

15.2 If after the Offeror releases the Press Announcement:

15.2.1 the Panel consents to the Offeror not making the Offer; or

15.2.2 an event occurs which means that the Offeror is no longer required by the Code to proceed with the Offer,

the Offeror shall not be obliged to make the Offer.

15.3 Nothing in this undertaking shall oblige the Offeror or the Offeror's Financial Adviser to announce or make the Offer.

15.4 With regard to any of the Existing Shares not registered in my name, the confirmations, warranties and undertakings contained in this undertaking are given by me on behalf of those persons in whose names such of the Existing Shares are registered and I undertake to ensure the compliance by such persons with those confirmations, warranties and undertakings.

15.5 This undertaking shall be binding on my estate and personal representatives except in relation to those obligations which relate to my position as a director of the Company.

15.6 No term of this undertaking is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this undertaking.

15.7 This undertaking contains the whole agreement between the Offeror and I relating to the subject matter of this undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. I acknowledge that I have not been induced to sign this letter by any representation, warranty or undertaking not expressly incorporated into it.

16. **Time of Essence**

16.1 Any time, date or period mentioned in this undertaking may be extended by mutual agreement between the parties hereto or otherwise as provided herein but as regards any time, date or period originally fixed or so extended as aforesaid time shall be of the essence.

17. **Governing law**

17.1 This undertaking shall be governed by and construed in accordance with English law and I hereby submit to the exclusive jurisdiction of the High Court of Justice in England.

Dated: 7th January 2010

EXECUTED)

by the said KELVIN HUGH WILLIAMS) 

as attorney for Anthony Pickford under a power of

attorney dated 17 December 2009 in the presence

of:)

Witness signature: 

Witness name: Keith Le Page

Address: Mercator Trust Company Limited
Anson Court, St Martins
Guernsey, GY1 3UQ

Occupation: Chartered Secretary

Schedule 1

Ownership of the Company Shares

Registered and beneficial holdings of Shares

(1) **Registered Holder**	(2) **Beneficial Owner**	(3) **Number of Existing Shares**
Anthony C. Pickford	Anthony C. Pickford	22,095 ordinary shares

Schedule 2

Draft Press Announcement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

● January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Cake Limited

by

Yellow Participation Corporation

Summary

- The Boards of Yellow and Cake are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by Yellow to acquire the entire issued and to be issued share capital of Cake, subject to the Conditions.

- It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

- Under the terms of the Scheme, the holders of Scheme Shares will receive 0.50 of one Yellow Share for each Scheme Share held.

- The Transaction values the existing issued ordinary share capital of Cake at approximately [£84.5] million and each Cake share at [204.8] pence based on the closing price of one Yellow Share of [C$6.80] on ● January 2010, being the last trading day for Yellow Shares on the TSX prior to the date of this announcement (at an exchange rate of [£1 to C$1.6603]).

- No dividends or other distributions will be declared, made or paid hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid, an appropriate adjustment will be made to the number of New Yellow Shares to be issued for each Scheme Share under the Transaction.

- The Cake Shares will be acquired by Yellow as fully paid and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

- The per share consideration represented by 0.50 of a New Yellow Share for each Cake Share pursuant to the Scheme (or, if applicable, the City Code Offer) represents:

  - a premium of [28.0]% based on the Closing Price of Cake Shares and Yellow Shares on ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement; and

  - a premium of [17.7]% based on the 30-day volume weighted average Closing Price of the Cake Shares and Yellow Shares ended ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement.

- The New Yellow Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of Yellow following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of Cake. The issuance of the New Yellow Shares is subject to approval by the current holders of the Yellow Shares by ordinary resolution at the Yellow Meeting.

- The New Yellow Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued Yellow Shares.

- Application will be made to the TSX for the New Yellow Shares issued pursuant to the Transaction to be listed for trading on the TSX. The New Yellow Shares will not be listed for trading or trade on any other stock exchange.

- The Transaction has been unanimously recommended by the Directors of Cake.

- Cake is a non-cellular investment company limited by shares registered in the Island of Guernsey which provides investors with investment exposure to the price of uranium.

- Yellow is based in Canada and is a corporation under the Business Corporations Act (Ontario) which invests substantially all of its assets in uranium with the primary objective of achieving appreciation in the value of its uranium holdings and the mission to provide an alternative for investors interested in holding uranium.

- The Cake Board believes that the Transaction should lead to the following benefits:

  - a substantially improved trading relationship with NAV for the New Yellow Shares relative to existing Cake Shares. Over the last twelve months, Cake Shares have consistently traded at a discount to NAV averaging [21.2%] over the period, by contrast Yellow Shares have traded with a much closer relation to NAV, and at an average discount of [2.1%] to NAV over the same period;

- significantly enhanced liquidity for the New Yellow Shares in comparison with existing Cake Shares. Over the last twelve months, Cake Shares have traded at an average daily reported volume of approximately 66,305 shares on AIM and 2,789 on the TSX, which contrasts with an average daily reported volume of approximately 325,164 for Yellow Shares over the same period;
- improved access to the equity capital markets, which may further increase the shareholder base and consequently liquidity, and enable the combined entity to better take advantage of future opportunities in the uranium market; and
- participation in a combined entity, with comparable investment objectives and strategy to Cake, thereby ensuring that Cake shareholders will retain a similar market exposure and risk profile to that delivered by their current holding in Cake.

- The sole Director of Cake who holds Cake Shares has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer) in respect of his own legal and beneficial holdings of 22,095 Cake Shares in aggregate, representing approximately 0.05% of Cake's existing issued ordinary share capital and 0.05% of the issued Cake Shares entitled to vote at the Court Meeting.

- In addition, Yellow has received an irrevocable undertaking from QVT Financial LP, on behalf of QVT Fund LP (the largest Shareholder of Cake) and Quintessence Fund L.P., to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer). The irrevocable is in respect of 11,837,535 Cake Shares in aggregate, representing approximately 28.7% of Cake's existing issued ordinary share capital and 28.7% of the issued Cake Shares entitled to vote at the Court Meeting. The irrevocable undertaking by QVT ceases to be binding, inter alia, if (i) the Transaction lapses or is withdrawn or (ii) if a third party not acting in concert with QVT announces a firm intention to make or offer for Cake on terms which represent in the reasonable opinion of Yellow's financial advisor an improvement of 10% or more on the value of Yellow's offer and Yellow does not improve its offer to be at least as favourable, in the reasonable opinion of Yellow's financial advisor, as the value of such third party offer or (iii) if the Board of Directors of Cake withdraw, qualify or adversely modify their unanimous unqualified recommendation to Cake shareholders to vote in favour of the Scheme.

- In the aggregate, therefore, Yellow has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 Cake Shares in aggregate, representing approximately 28.8% of Cake's existing issued ordinary share capital and 28.8% of the issued Cake Shares entitled to vote at the Court Meeting.

- Appendix I sets out the Conditions and certain further terms which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be) will apply to the Transaction. Appendix II contains information on the source of certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III.

Commenting on the Transaction, Richard H. McCoy, Chairman of the Board of Yellow, said:

> "This Transaction allows Yellow to grow accretively and at a lower cost than a comparable equity financing and market purchase of uranium. We believe that both Cake and Yellow shareholders will benefit from enhanced trading liquidity for their shares and the expectation that trading values will closely track underlying NAV."

Commenting on the Transaction, Kelvin Williams, Non-Executive Chairman of Cake, said:

> "This Transaction provides Cake shareholders with a significant premium to the current price of the company's shares and with ownership in a highly-liquid uranium investment vehicle. We are pleased that this deal preserves for Cake shareholders a full exposure to anticipated uranium price upside."

This summary should be read in conjunction with and is subject to, the full text of the following announcement. The Transaction is subject to the Conditions and further terms set out in the Appendices and to be set out in the Scheme Documents.

Enquiries:

Yellow Tel: +1 (416) 979 1991

Ron Hochstein

James Anderson

Cormark Securities Inc. Tel: +1 (800) 461 2275

(financial advisor to Yellow)

Peter Grosskopf

Boris Novansky

Adam Spencer

Cake Tel: +44 (0) 1481 234 200

Kelvin Williams

William Scott

Canaccord Adams Limited Tel: +44 (0)20 7050 6500

(financial advisor to Cake)

Rory O'Sullivan

Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to Cake Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New Yellow Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New Yellow Shares has been, or will be, applied for in the United States, Australia or Japan. The New Yellow Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent registration under the Securities Act or an exemption from registration. The New Yellow Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or exemption from registration or an exemption under relevant securities law. It is expected that the New Yellow Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates", within the meaning of the Securities Act, of Yellow or Cake prior to, or of Yellow after, the Effective Date will be subject to certain transfer restrictions relating to the New Yellow Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if Yellow elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. Cake Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by Yellow).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Cake and for no-one else in connection with the Transaction and will not be responsible to anyone other than Cake for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for Yellow and for no-one else in connection with the Transaction and will not be responsible to anyone other than Yellow for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the law of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey or the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN CAKE

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under Companies Law 2008 of the Island of Guernsey. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canadian or US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable acquisitions in countries other than the United Kingdom in certain material respects. If Yellow exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any Canadian jurisdiction and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey or the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of the US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New Yellow Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold, or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. Yellow does not intend to register any such New Yellow Shares or part thereof in the United States or to conduct a public offering of the New Yellow Shares in the United States.

FORWARD LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Yellow and Cake. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates, fluctuations in the price of uranium and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. Yellow and Cake assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Yellow Share or Cake Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per Yellow Share or Cake Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Cake or of Yellow, all "dealings" in any "relevant securities" of Cake or of Yellow (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer

under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Cake or of Yellow, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Cake by Yellow or Cake, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

● January 2010

Recommended Proposal for a Transaction

involving the acquisition of

Cake Limited

by

Yellow Participation Corporation

1 Introduction

The Boards of Yellow and Cake are pleased to announce that they have reached agreement on the terms of a recommended all share offer to be made by Yellow to acquire the entire issued and to be issued share capital of Cake, subject to the Conditions.

2 The Transaction

It is intended that the Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

Under the terms of the Transaction, the holders of Scheme Shares will receive:

For each Cake Share 0.50 New Yellow Share

Fractions of a New Yellow Share will not be issued.

The Transaction values the existing issued ordinary share capital of Cake at approximately [£84.5] million and each Cake Share at [204.8] pence based on the Closing Price of one Yellow Share of [C$6.80] on ● January 2010, being the last trading day for Yellow Shares on the TSX prior to the date of this announcement (at an exchange rate of [£1 to C$1.6603]).

No dividends or other distributions will be declared, made or paid on the Cake Shares hereafter until the Effective Date. If, despite the prohibition above, any dividends or other distributions are so declared, made or paid on the Cake Shares, an appropriate adjustment will be made to the number of New Yellow Shares to be issued for each Scheme Share under the Transaction.

- The per share consideration represented by 0.50 of a New Yellow Share for each Cake Share pursuant to the Scheme of Arrangement (or, if applicable, the City Code Offer)/Offer represents:

  - a premium of [28.0]% based on the Closing Price of Cake Shares and Yellow Shares on ● January 2010, being the last trading day for Yellow Shares on the TSX and for Cake Shares on AIM, prior to the date of this announcement; and

  - a premium of [17.7]% based on the 30-day volume weighted average Closing Price of the Cake Shares and Yellow Shares ended ● January 2010, being the last trading day for Yellow Shares on the TSX, and for Cake Shares on AIM, prior to the date of this announcement.

The New Yellow Shares to be issued pursuant to the Transaction will represent 19.4% of the enlarged issued share capital of Yellow following completion of the Transaction, calculated on the basis of the existing issued ordinary share capital of Cake.

The New Yellow Shares will be issued credited as fully paid and non-assessable and will rank pari passu in all respects with the existing issued Yellow Shares.

Application will be made to the TSX for the New Yellow Shares issued pursuant to the Transaction to be listed for trading on the TSX. The issuance of the New Yellow Shares is subject to approval by the current holders of the Yellow Shares by ordinary resolution at the Yellow Meeting.

The New Yellow Shares will not be listed for trading or trade on any other stock exchange.

The Cake Shares will be acquired by Yellow as fully paid up and free from all Encumbrances together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The conditions and certain further terms of the Transaction are set out or referred to in Appendix I which, together with such further terms and conditions as may be set out in the Scheme Documents or the Offer Documents (as the case may be), will apply to the Transaction.

3 Background to, and reasons for, the Transaction and Yellow's intentions in relation to Cake

Since its inception, the mission of Yellow has been to provide an investment alternative for investors interested in holding uranium. The strategy of Yellow is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy provides investors with an ability to invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

Yellow has satisfied investor demand by conducting equity financings and market purchases of uranium. Yellow's criteria when considering a public offering and purchase of uranium are principally the following:

- the trading price of its shares in relation to its NAV;
- the availability of uranium in the spot market at attractive prices; and
- the level of investor demand for Yellow Shares.

With these criteria, the Board of Yellow, can determine if growing Yellow's uranium holdings is attractive. Since May 2005, Yellow has completed eight public offerings, raising gross proceeds of C$647.0 million, and a further C$31.2 million from the exercise of previously issued warrants.

As Yellow grows and issues new equity, current and future shareholders benefit from increased trading liquidity, allowing them to buy and sell Yellow Shares based on their own views on current and future uranium prices.

In considering whether to proceed with the Transaction, Directors of Yellow evaluated the aforementioned criteria and a number of factors, including its stated strategy to invest in uranium with the goal of long-term value appreciation.

The Directors of Yellow have determined that the Transaction is attractive to Yellow and its shareholders for the following reasons:

- allows Yellow to acquire additional uranium at an attractive price relative to both its historic average cost and its outlook for the long-term price;
- provides current Yellow shareholders with increased uranium holdings per share and increased NAV per share;
- the Transaction is a lower cost alternative relative to a public equity offering and uranium purchase of equivalent scale; and
- the growth in the issued and outstanding share capital of Yellow will lead to improved trading liquidity for Yellow Shareholders.

As a result of the Transaction, Yellow will hold 7,250,000 pounds of U_3O_8 and 2,374,230 kgU of UF_6.

4 Background to the recommendation

Cake's shares have, since July 2008, been trading at a discount to its NAV per share. The Board of Cake have considered alternatives to achieve a reduction in the discount to its NAV per share, primarily by improving liquidity and trading volumes. In an effort to improve liquidity and achieve share price appreciation, Cake on 30 December 2008 listed its shares on the TSX. This listing has however failed to improve the liquidity of Cake's Shares and trading volumes have remained low throughout 2009.

The share price discount to NAV prevents Cake from raising funds by the issue of further equity capital, not only as it is commercially unattractive to its existing shareholders, but Cake's articles of incorporation do not permit Cake to issue share capital at a discount to its prevailing NAV.

The Board of Cake recognise that Yellow Shares have consistently exhibited better liquidity and greater trading volume than Cake Shares. As a result, Yellow's shares have historically not suffered from trading at a persistent discount to NAV, which is in contrast to Cake Shares.

The Board of Cake believes that the Transaction will enable Cake Shareholders to benefit from the better liquidity offered by Yellow's shares, as well as their greater parity with NAV.

The Board of Cake believes that Yellow will also be in a better position to raise finance through the issue of equity capital, based on their history of successful financings that have broadened their shareholder base and improved liquidity, and therefore better able to take advantage of future opportunities in the uranium market.

The Board of Cake believes that the Transaction will enable Cake Shareholders to benefit from improved trading liquidity, a better relation of the share price to NAV, and long term capital appreciation as envisaged by current forecasts for uranium prices. Under the Transaction, Cake Shareholders will receive shares in a company with comparable investment objectives and strategy to Cake, thereby ensuring that they will retain a similar market exposure and risk profile to that delivered by their current holding in Cake.

5 Irrevocable undertakings

Anthony Pickford, the sole Director of Cake owning Cake Shares, has irrevocably undertaken in respect of his own legal and beneficial holdings of 22,095 Cake Shares, in aggregate representing approximately 0.05% of the existing issued ordinary share capital of Cake, and 0.05% of the issued Cake Shares entitled to vote at the Court Meeting, to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of City Code Offer, to accept or procure acceptance of such offer). This irrevocable undertaking will remain binding even if a competing offer is made for Cake.

In addition, QVT Financial LP ("QVT"), on behalf of QVT Fund LP (the largest Shareholder of Cake) and Quintessence Fund L.P., has irrevocably undertaken to vote in favour of the Scheme at the Meetings (or, in the event that the Transaction is implemented by way of a City Code Offer, to accept or procure acceptance of such offer) in respect of 11,837,535 Cake Shares in aggregate, representing approximately 28.7% of Cake's issued ordinary share capital and 28.7% of the issued Cake Shares entitled to vote at the Court Meeting.

The irrevocable undertaking by QVT ceases to be binding, inter alia, if (i) the Transaction lapses or is withdrawn or (ii) if a third party not acting in concert with QVT announces a firm intention to make or offer for Cake on terms which represent in the reasonable opinion of Yellow's financial advisor an improvement of 10% or more on the value of Yellow's offer and Yellow does not improve its offer to be at

least as favourable, in the reasonable opinion of Yellow's financial advisor, as the value of such third party offer or (iii) if the Board of Directors of Cake withdraw, qualify or adversely modify their unanimous unqualified recommendation to Cake shareholders to vote in favour of the Scheme.

In aggregate, therefore, Yellow has received irrevocable undertakings to vote in favour of the Scheme in respect of 11,859,630 Cake Shares representing approximately 28.8% of the existing issued ordinary share capital of Cake and 28.8% of the issued Cake Shares entitled to vote at the Court Meeting.

6 Information on Yellow and the Yellow Group

Yellow is an investment holding company which invests substantially all of its assets in uranium, either in the form of uranium oxide in concentrates ("U_3O_8") or uranium hexafluoride ("UF_6"), with the primary investment objective of achieving appreciation in the value of its uranium holdings. Yellow's mission is to provide an investment alternative for investors interested in holding uranium. Yellow's constating documents prescribes that at least 85% of the gross proceeds of any issue of shares must be invested in, or held for future acquisitions, of uranium. Denison Mines Inc., a wholly owned subsidiary of Denison Mines Corp., is the Manager of Yellow. The Manager does not have any ownership interest in Yellow, and the two companies do not have any directors in common.

The Manager conducts its services under a management services agreement with Yellow (the "Management Services Agreement"). The Management Services Agreement has an initial term of five years, commencing 30 March 2005, and continues thereafter unless terminated by either party upon 180 days previous written notice. Yellow has the right to terminate the Management Services Agreement for an unremedied breach by the Manager of any of its material obligations under the Management Services Agreement or otherwise in accordance with its terms.

Under the Management Services Agreement, the Manager is required to manage Yellow's activities in accordance with commercially reasonable and prudent business practices and may delegate, with the approval of the Board of Yellow and at its own cost, any of its duties or obligations under the Management Services Agreement to any third party. All purchases and sales of uranium are made by the Manager on behalf of Yellow in accordance with the Management Services Agreement and title of uranium purchases remains with Yellow. The Manager is obligated to use commercially reasonable efforts to purchase and sell the uranium at the best prices available to it over a prudent period of time. All lending arrangements for uranium are conducted in accordance with the instructions of Yellow's Board. In addition to its responsibilities for purchasing or selling uranium for and on behalf of Yellow, the Manager is required to arrange for storage of the uranium, arrange insurance coverage, prepare regulatory filing materials and reports for shareholders, furnish office facilities, provide officers for Yellow and generally manage Yellow's business and affairs.

Yellow's NAV at 30 November 2009 was Cdn$543,773,000.

Yellow was incorporated under the laws of the Province of Ontario, Canada in 2005. Yellow is authorized to issue an unlimited number of common shares without par

value. The number of issued and outstanding Yellow Shares as at the date hereof is 85,697,341. The Yellow Shares are listed for trading on the TSX under the ticker symbol "U".

Yellow carries on its operations through its wholly-owned subsidiaries Yellow Participation Alberta Corp. (Alberta, Canada) and Yellow Participation Cyprus Limited (Cyprus). Yellow also has a branch office in Luxembourg.

An investment in Yellow Shares provides an investment alternative for investors interested in investing in uranium. The Yellow Shares represent an indirect interest in physical uranium owned by Yellow.

The strategy of Yellow is to invest in holdings of uranium and not to actively speculate with regard to short-term changes in uranium prices. This strategy will provide investors with an ability to effectively invest in uranium in a manner that does not directly include risks associated with investments in companies that engage in the exploration, mining and processing of uranium.

All uranium owned by Yellow is stored at licensed uranium conversion or enrichment facilities in Canada, France and the United States. Yellow's Manager, negotiates storage arrangements with the facilities on behalf of Yellow. In order for the Manager to remove the uranium held in storage on behalf of Yellow, a certified resolution of its Board of Directors must be delivered to the Manager authorizing such transfer.

As the primary investment objective of Yellow is appreciation in the value of its uranium holdings, rather than selling any part thereof, the expenses of Yellow are required to be satisfied by cash on hand that is not otherwise invested. Revenue is also generated through the lending of uranium.

7 Information on Cake

Cake is a non-cellular investment company limited by shares registered in the Island of Guernsey. Cake provides investors with the opportunity to invest in uranium and obtain investment exposure to the price of uranium in a manner that does not directly or indirectly include all of the risks associated with investment in companies that explore for, mine and process uranium. The investment objective of Cake is to achieve long-term capital appreciation by buying and holding uranium assets in duly licensed facilities, which are located in Canada, France, the United States, South Africa, Germany, the Netherlands and the United Kingdom.

The strategy of Cake is to hold uranium for the long term and not to actively speculate with regard to short-term changes in the price of uranium. Cake has adopted the following investment guidelines:

- at least 90% of any net proceeds receivable by Cake must be invested in, or held for future acquisitions of, uranium with the balance retained to meet some of its operating expenses;
- Cake holds, but does not actively trade or speculate in, uranium, but it may acquire further uranium from time to time, or may sell some of the uranium

which it holds if the Board considers that it would be appropriate to do so at the relevant time; and

- Cake will seek to lend a proportion of the uranium which it owns and to use the proceeds to meet some of its operating expenses. Such loans will be made to third parties after consideration of credit worthiness, credit concentration issues and the provision of appropriate security and other risk mitigation measures.

Cake invests substantially all of its assets in uranium, either in the form of U_3O_8 or UF_6.

Cake reported a NAV and adjusted NAV as at 31 December 2009 of £78,635,235 (US$127,555,787) or £1.91 per share (US$3.09 per share)]. The diluted NAV and adjusted diluted NAV as at 31 December 2009 was also [£1.91 per share (US$3.09 per share)]. For the period ended 30 June 2009 Cake reported an operating profit of US$485,246 (period to 30 June 2008: a loss of US$1.7 million) and a net loss of US$26.3 million (period to 30 June 2008: a loss of US$217.0 million).

The Cake Shares are listed for trading on AIM and the TSX under the ticker symbol "UML".

8 Directors and Management

Upon completion of the Transaction, Kelvin Williams will be invited to join the Board of Yellow. All other Cake Directors have notified Yellow of their intention to resign as Directors of Cake upon completion of the Transaction. It is intended that the Manager of Yellow, Denison Mines Inc., will be appointed the manager of Cake.

9 Share Options

Pursuant to a share option agreement dated 18 July 2006 between Cake and Nufcor International Limited (the "Option Holder"), an option exists to purchase 2,475,000 shares in Cake at £2.05 per share (the "Options"). The Options expire on 11 July 2011.

The terms of the Options do not provide for their compulsory exercise on Cake being subject to the Scheme or a City Code Offer.

As a result the Options may, or may not, be exercised by the Option Holder before the Effective Date in the commercial discretion of the Option Holder.

Yellow will make a proposal to the holders of Options in due course.

10 Structure of the Transaction

It is intended that this Transaction will be implemented by means of a court sanctioned scheme of arrangement pursuant to Part VIII of the Companies Law 2008 and in accordance with the City Code. However, Yellow reserves the right to elect to implement the Transaction by means of a City Code Offer.

The purpose of the Scheme is for Yellow to become the owner of the entire issued and to be issued ordinary share capital of Cake. This is to be achieved by the transfer of the Scheme Shares to Yellow in consideration of the issue by Yellow to Cake Shareholders of New Yellow Shares in the ratio of 0.50 New Yellow Share for each Scheme Share.

Fractions of a New Yellow Share will not be issued.

Implementation of the Scheme will require, among other things, the approval of the holders of the Scheme Shares (together with persons held to be in the same class) at the Court Meeting and the sanction of the Scheme by the Court.

The procedure involves an application by Cake to the Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to Yellow, in consideration for which the holders of the Scheme Shares at the Scheme Record Time will receive New Yellow Shares (on the basis described above).

To become effective, the Scheme requires, amongst other, things, the approval of a majority in number representing 75% or more in value of the holders of the Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any Scheme Shares held as treasury shares) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, or any adjournment of such meeting, together with the sanction of the Court and the passing of resolutions necessary to implement the Scheme. The Scheme will only become effective upon the Court sanctioning the Scheme. Upon the Scheme becoming effective, it will be binding on all holders of Scheme Shares, irrespective of whether or not they attended or voted at the Court Meeting.

The Scheme will contain a provision for Cake to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.

The issuance of the New Yellow Shares is subject to approval of the TSX and the approval of the holders of a majority of the Yellow Shares present and voting, either in person or by proxy, at the Yellow Meeting, or at any adjournment of such meeting. A circular to Yellow Shareholders convening the Yellow Meeting will be posted shortly.

Further details of the Scheme, including the timetable for its implementation, will be set out in the Scheme Documents, which are expected to be posted to holders of Scheme Shares shortly. An indicative but non-binding timetable of the principal events related to the Scheme is as follows:

Event	Indicative timing
▪ Posting of Scheme Documents	● January 2010
▪ Court Meeting and Cake shareholder meeting to approve the Scheme	● 2010
▪ Yellow shareholder meeting to approve the issue	● March 2010

of New Yellow Shares

▪ Court hearing to sanction the Scheme (if the Scheme is approved by Cake Shareholders) and Effective Date of the Scheme (if sanction of the Court is received)	● March 2010
▪ Delisting of Cake Shares from AIM and TSX	●March 2010
▪ Listing of New Yellow Shares	● March 2010
▪ Latest date for [certificates] for New Yellow Shares to be delivered in exchange for Scheme Shares to Cake Shareholders	14 days after Effective Date

All dates in this announcement which relate to the implementation of the Scheme are indicative only and subject to the approval of the Court and to the Conditions being satisfied and the issue and listing of the New Yellow Shares.

A more detailed timetable will be included in the Scheme Documents.

11 Implementation Agreement and inducement fee

Cake and Yellow have entered into an Implementation Agreement which sets out, among other things, various matters in relation to the implementation of the Scheme (or, if applicable the City Code Offer), the conduct of Cake's business prior to the Effective Date or the lapse or withdrawal of the Transaction, including the right of Yellow to match any competing offer, and a non-solicit undertaking from Cake.

Cake has agreed that it will not, directly or indirectly, solicit, initiate or knowingly encourage or otherwise facilitate the initiation of or seek to procure the submission of any competing proposal. In addition Cake has agreed to notify Yellow promptly of any approach made or any circumstances indicating that an approach will be made to Cake in relation to a competing proposal for Cake or any request for information under Rule 20.2 of the City Code. Cake has also agreed, subject to the fiduciary duties of the Board of Cake, not to participate in discussions regarding a competing proposal.

Yellow also has the right, upon Cake receiving details of a competing proposal or proposed competing proposal, to match or better the value implied by that competing proposal by 5:00 p.m. on the fifth Business Day after Yellow has received a notice of the competing proposal from Cake. If Yellow announces a revised offer (whether by way of scheme of arrangement or otherwise) within such period, the Cake Directors have agreed that the Scheme or, if applicable, the City Code Offer will continue to be the subject of a unanimous and unqualified recommendation by the Cake Directors.

Cake has agreed to pay Yellow an inducement fee (inclusive of VAT) equal to £● if: (i) the Board of Cake determines to accept a Superior Proposal; or (ii) Cake shall have breached certain of its obligations under the Implementation Agreement.

Pursuant to Rule 21.2 of the City Code, the Directors of Cake and Canaccord have confirmed to the Panel in writing that they believe the fee to be in the best interests of

Cake Shareholders. The fee is not payable to the extent to which the Panel determines that it would not be permitted under Rule 21.2 of the City Code.

The Implementation Agreement may be terminated in certain circumstances including if the Effective Date has not occurred by ● May 2010, if the Transaction is illegal or upon breach by either Yellow or Cake of their respective covenants.

Further information in relation to the Implementation Agreement will be set out in the Scheme Documents.

12 Delisting and de-registration

Prior to the Effective Date Cake will make a conditional application for cancellation of the admission to, and trading of Cake Shares on AIM to take effect at 7.00 a.m. on the Business Day immediately following the Effective Date and will make an application to delist its shares from the TSX.

On the Effective Date, share certificates in respect of the Cake Shares will cease to be valid and entitlements to Cake Shares held within the CREST system will be cancelled.

13 Disclosure of interests in Cake

As at the close of business on ● January 2010, the last practicable Business Day prior to the date of this announcement, neither Yellow, nor any of the Directors of Yellow, nor, so far as Yellow is aware, any person acting in concert with Yellow (i) has any interest in or right to subscribe for any relevant Cake securities, nor (ii) has any short positions in respect of relevant Cake securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Cake securities (save for any borrowed shares which have been on-lent or sold).

No arrangement of the sort referred to in Note 6(b) of Rule 8 of the City Code exists with Yellow, Cake or an associate of Yellow or Cake in relation to Cake or Yellow securities. There exists no indemnity or option arrangements, or agreement or understanding, formal or informal or whatever nature, relating to Cake Shares or shares of Yellow which may be an inducement to deal or refrain from dealing.

14 Overseas shareholders

The availability of the Transaction to Cake Shareholders who are not resident in Guernsey or the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Cake Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional advisor in the relevant jurisdiction without delay.

15 Recommendations

The Directors of Cake, who have been so advised by Canaccord, consider the terms of the Transaction to be fair and reasonable. In providing advice to Cake, Canaccord has taken into account the commercial assessment of the Directors of Cake.

Accordingly, the Directors of Cake unanimously recommend Cake Shareholders to vote in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept or procure acceptance of such offer). Anthony Pickford, the sole Director of Cake who owns Cake Shares, has irrevocably undertaken to vote his own beneficial and legal shareholdings of 22,095 Cake Shares (representing 0.05% of the existing issued ordinary share capital of Cake and representing approximately 0.05% of the issued Cake Shares entitled to vote at the Court Meeting) in favour of the Scheme at the Meetings (or, if the Transaction is implemented by means of a City Code Offer, to accept such offer). This undertaking will remain binding even if a competing offer is made for Cake.

The Directors of Yellow, who have received financial advice from Cormark, consider the Transaction to be in the interests of Yellow. In providing financial advice to the Directors of Yellow, Cormark has relied upon the commercial assessment of the Directors of Yellow.

In the opinion of the Directors of Yellow eligible to vote, the Transaction is in the interests of the shareholders of Yellow as a whole. Accordingly, they unanimously recommend shareholders of Yellow to vote in favour of the resolutions to be proposed at the Yellow Meeting in connection with the Transaction which will be convened in due course.

16 General

Yellow reserves the right, with the consent of the Panel (where necessary), to elect to implement the Transaction by making a City Code Offer for the entire issued and to be issued share capital of Cake.

If Yellow elects to implement the Transaction by City Code Offer, the City Code Offer will be implemented on the same terms (subject to appropriate amendments and with the consent of the Panel, where necessary), so far as applicable, as those which would apply to the Scheme. Furthermore, if sufficient acceptances of such City Code Offer are received and/or sufficient Cake Shares are otherwise acquired, it is the intention of Yellow to apply the provisions of Part XVIII of the Companies Law 2008 to acquire compulsorily any outstanding Cake Shares to which such City Code Offer relates.

Yellow and its Directors accept responsibility for the information contained in this document other than the information concerning Cake for which Cake and the Directors of Cake accept responsibility. To the best of the knowledge and belief of Yellow, Cake and their respective Directors (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they respectively take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Transaction will be subject to the Conditions and further terms set out in Appendix I and such further terms and conditions to be set out in the Scheme Documents or the Offer Documents, as the case may be.

The bases and sources of certain information contained in this announcement are set out in Appendix II.

Certain terms used in this announcement are defined in Appendix III.

Yellow Tel: +1 (416) 979 1991

Ron Hochstein
James Anderson

Cormark Tel: +1 (800) 461 2275

(financial advisor to Yellow)

Peter Grosskopf
Boris Novansky
Adam Spencer

Cake Tel: +44 (0) 1481 234 200

Kelvin Williams
William Scott

Canaccord Tel: +44 (0)20 7050 6500

(financial advisor to Cake)

Rory O'Sullivan
Henry Fitzgerald-O'Connor

In accordance with Rule 19.11 of the City Code, a copy of this announcement can be found at www.uraniumlimited.com.

This announcement is not intended to and does not constitute, or form part of, any offer to sell, purchase or exchange or invitation to sell, purchase or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. This announcement does not constitute a prospectus or prospectus equivalent. This announcement and all other materials related to the Transaction are solely directed to Cake Shareholders.

In particular, this announcement is not an offer of securities for sale in the United States and the New Yellow Shares, which will be issued in connection with the Transaction, have not been, and will not be, registered under the Securities Act or under the securities law of any jurisdiction other than Canada, and no regulatory clearance in respect of the New Yellow Shares has been, or will be, applied for in the United States, Australia or Japan. The New Yellow Shares may not be offered, sold, or delivered, directly or indirectly, in, into or from the United States absent

registration under the Securities Act or an exemption from registration. The New Yellow Shares may not be offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from Australia or Japan or to, or for the account or benefit of, any resident of Australia or Japan absent an exemption from registration or exemption from registration or an exemption under relevant securities law. It is expected that the New Yellow Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Under applicable US securities laws, persons (whether or not US persons) who are or will be "affiliates" within the meaning of the Securities Act of Yellow or Cake prior to, or of Yellow after, the Effective Date will be subject to certain transfer restrictions relating to the New Yellow Shares received in connection with the Transaction.

The Transaction will be made solely through the Scheme Documents or, if Yellow elects a City Code Offer, through an Offer Document, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any vote, acceptance or other response to the Transaction should be made only on the basis of the information in the Scheme Documents, or the Offer Document, if applicable. Cake Shareholders are advised to read the formal documentation in relation to the Transaction carefully, once it has been dispatched, as it will contain important information relating to the Transaction. The Transaction will be subject to the Conditions and further terms set out in Appendix I to this announcement and such further terms and conditions which will be set out in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made by Yellow).

Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Cake and for no-one else in connection with the Transaction and will not be responsible to anyone other than Cake for providing the protections afforded to clients of Canaccord Adams Limited or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

Cormark Securities Inc., which is authorised and regulated in Canada by IIROC, is acting exclusively for Yellow and for no-one else in connection with the Transaction and will not be responsible to anyone other than Yellow for providing the protections afforded to clients of Cormark Securities Inc, or for providing advice in relation to the Transaction or for any other matters referred to in this announcement.

The availability of the Transaction to persons who are not resident in and citizens of Guernsey or the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Further details in relation to overseas shareholders will be contained in the Scheme Documents (or an Offer Document or any document through which the proposals of the Transaction are actually made).

The release, publication or distribution of this announcement in jurisdictions other than Guernsey or the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Guernsey or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the

fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

This announcement has been prepared for the purpose of complying with the laws of the Island of Guernsey and the City Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Guernsey and the United Kingdom.

NOTICE TO US AND CANADIAN INVESTORS IN CAKE

The Transaction relates to the shares of a company registered under the laws of the Island of Guernsey and is subject to United Kingdom and Guernsey disclosure requirements (which are different from those of Canada and the US) and is proposed to be made by means of a scheme of arrangement provided for under the Companies Law 2008. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom and Guernsey to schemes of arrangement which differ from the disclosure requirements and practices for Canada and US proxy solicitations, shareholder votes or tender offers. The settlement procedure with respect to the Transaction will be consistent with United Kingdom practice, which may differ from procedures in comparable transactions in countries other than the United Kingdom in certain material respects. If Yellow exercises its right to implement the Transaction by way of a City Code Offer, the Transaction, unless otherwise required by law, will be made in compliance with applicable United Kingdom and Guernsey laws and regulations only. Financial information included in the relevant documentation will be prepared in accordance with applicable accounting standards and may not be comparable to the financial statements of US or Canadian companies.

No securities regulatory authority in any jurisdiction in Canada and neither the Securities and Exchange Commission of the United States nor any securities commission of any state of the United States has (a) approved or disapproved of the Transaction; (b) passed upon the merits or fairness of the Transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States and is an offence in Canada.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Scheme Documents and/or any other related document to any jurisdiction outside Guernsey and the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction before taking any action.

If the Transaction is implemented by way of a City Code Offer, it will be made in accordance with the procedural and filing requirements of US securities laws, to the extent applicable. If the Transaction is implemented by way of a City Code Offer, the New Yellow Shares to be issued in connection with such City Code Offer will not be registered under the Securities Act or under the securities laws of any state, district or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States except pursuant to an applicable exemption

from, or in a transaction not subject to, the registration requirements of the Securities Act or such other securities laws. Yellow does not intend to register any such New Yellow Shares or part thereof in the United States or to conduct a public offering of the New Yellow Shares in the United States.

FORWARD-LOOKING STATEMENTS

This announcement, including information included or incorporated by reference in this announcement, may contain "forward-looking statements" concerning Yellow and Cake. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive or market environments, regulatory changes and changes in law, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants.

Therefore undue reliance should not be placed on such forward-looking statements. Yellow and Cake assume no obligation and do not intend to update these forward-looking statements, except as required pursuant to applicable law.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Yellow Share or Cake Share for the current or future financial years, or those of the combined entity, will necessarily match or exceed the historical published earnings per Yellow Share or Cake Share, respectively.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Cake or of Yellow, all "dealings" in any "relevant securities" of Cake or of Yellow (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer under the Transaction becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Cake or of Yellow, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Cake by Yellow or Cake, or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks above are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE TRANSACTION

Part One: Conditions

1. The Transaction is conditional upon the Scheme becoming unconditional and becoming effective by Court Order, subject to the City Code, by not later than ● May 2010 or such later date (if any) as Cake and Yellow may agree and the Court may allow. The Scheme is conditional upon:

   the approval by a majority in number representing 75% or more in value of the holders of Scheme Shares (together with persons held to be in the same class), or the relevant classes thereof, if applicable, (excluding any shares held in treasury) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting, if applicable, which may be required by the Court, and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting);

   the resolutions substantially in the form set out in the notice of the Cake General Meeting being duly passed by the requisite majority at the Cake General Meeting (or at any adjournment thereof);

   the Court Order being obtained (with or without modifications, but subject to any such modifications being on terms acceptable to Cake and Yellow);

   conditional listing approval being granted for listing and posting for trading of the New Yellow Shares on the TSX; and

   the resolutions substantially in the form set out in the materials sent to the Yellow Shareholders in connection with the Yellow Meeting required to approve the issuance of the New Yellow Shares under the Transaction being duly passed by the requisite majority at the Yellow Meeting (or any adjournment thereof).

2. Yellow and Cake have agreed that the Transaction is conditional upon the following matters, and, accordingly, the necessary action to make the Transaction effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied or waived:

   (a) Authorisations

   All Authorisations in any jurisdiction which is necessary for or in respect of the Transaction, its implementation or any acquisition of any shares in, or control of, Cake by any member of the Yellow Group having been obtained from any relevant Person or authority or from any Person or body with whom Cake or any member of the Yellow Group has entered into contractual arrangements in each case where the absence of such Authorisation is material in the context of the Transaction

and all such Authorisations remaining in full force and effect and there being no intimation of any intention to revoke or not renew the same; and

all Authorisations necessary to carry on the business of Cake remaining in full force and effect and there being no notification of any intention to revoke or not to renew the same; and

all necessary notifications, filings, or applications having been made and all applicable waiting and other periods (including extensions of such periods) having expired, lapsed or been terminated, and all applicable statutory or regulatory obligations in any jurisdiction in respect of the Transaction having been complied with, in each case, in respect of the acquisition of any shares in or control of, Cake by Yellow, including without limitation pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States.

(b) Intervention

No relevant Person having taken, instituted, implemented or threatened any legal proceedings, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, order or decision or taken any other step and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

make the Transaction, its implementation or the acquisition or proposed acquisition of any shares in, or control or management of, Cake by Yellow or any subsidiary of Yellow illegal, void or unenforceable; or

otherwise directly or indirectly prevent, prohibit or otherwise restrict, restrain, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to or otherwise challenge or require amendment of, the Transaction or the proposed acquisition of Cake directly or indirectly by Yellow or any acquisition of Cake Shares by Yellow; or

require, prevent or delay the divestiture (or alter the terms of any proposed divestiture), by or result in any delay to, Yellow of any divestiture of any shares or other securities in Cake; or

impose any limitation on the ability of any member of the Yellow Group to acquire or hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities or the equivalent in Cake or to exercise management control over Cake; or

require, prevent or delay the disposal by Yellow or any member of the Yellow Group, of all or any part of their respective

businesses, assets or properties or impose any material limitation on the ability of any of them to conduct all of their respective businesses or own all or their respective assets or properties; or

require any member of the Yellow Group or Cake to offer to acquire any shares or other securities (or the equivalent) in any member or any other assets of Cake or the Yellow Group owned by any third party (in each case, other than in implementation of the Transaction); or

result in any member of the Yellow Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such relevant person could institute, or implement or threaten any legal proceedings, having expired, lapsed or been terminated.

(c) Consequences of the Transaction
Save as Disclosed, there being no material provision of any agreement to which Cake is a party, or by or to which any such member, or any part of their assets, is or may be bound, entitled or subject, which would as a consequence of the Transaction or of the acquisition or proposed acquisition of all or any part of the issued share capital of, or change of control or management of, Cake to an extent that is material in the context of Cake, result in:

any assets or interests of Cake being or failing to be disposed of or charged in any way or ceasing to be available to Cake or any rights arising under which any such asset or interest could be required to be disposed of or charged in any way or could cease to be available to Cake; or

any moneys borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, Cake being or becoming repayable or capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or the ability of Cake to incur any such borrowing or indebtedness becoming or being capable of becoming withdrawn, inhibited or prohibited; or

any such agreement or the rights, liabilities, obligations or interests of Cake under it being terminated or adversely modified or affected or any onerous obligation arising or any adverse action being taken under it; or

the interests or business of Cake in or with any third party (or any arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

the financial or trading position or prospects or value of Cake being prejudiced or adversely affected; or

the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of Cake or any such security (whenever arising or having arisen) becoming enforceable or being enforced; or

Cake ceasing to be able to carry on business under any name under which it currently does so; or

the creation of actual or contingent liabilities by Cake other than in the ordinary course of trading; or

the ability of Cake or any member of the Yellow Group to carry on its business being adversely affected,

and, other than as Disclosed, no event having occurred which, under any provision of any such agreement to which Cake or the Yellow Group is a party, or by or to which any such member, or any of its assets, may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) inclusive.

(d) No Corporate Action Taken Since the Accounting Date

Since the Accounting Date, save as otherwise Disclosed or pursuant to transactions in favour of Cake, Cake has not:

issued or agreed to issue or authorized or proposed the issue or grant of additional shares of any class or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save pursuant to the issue of Cake Shares on the exercise of Disclosed Cake Options); or

redeemed, purchased, repaid or reduced or announced the redemption, purchase, repayment or reduction of any part of its share capital or other securities or made, authorized or proposed or announced the making of any other change to its share or loan capital; or

recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus issue or other distribution whether payable in cash or otherwise; or

undertaken a conversion under Part V of the Companies Law 2008; or

undertaken an amalgamation under Part VI of the Companies Law 2008; or

undertaken a migration under Part VII of the Companies Law 2008; or

undertaken an arrangement or reconstruction (other than the Scheme of Arrangement) under Part VIII of the Companies Law 2008; or

merged or demerged with or from, or acquired, any body corporate or authorized or proposed or announced any intention to propose any such merger or demerger; or

other than in the ordinary course of business acquired or disposed of, transferred, mortgaged or charged, or created or granted any security interest over, all or any portion of its assets (including shares and trade investments) or authorized or proposed or announced any intention to propose any acquisition, disposal, transfer, mortgage, charge or creation or grant of any such security interest; or

issued or authorized or proposed the issue of any debentures or incurred or increased any borrowings, indebtedness or liability (actual or contingent); or

entered into or varied, or authorized or proposed the entry into or variation of, or announced its intention to enter into or vary, any transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so long, onerous or unusual in nature or magnitude) or which is restrictive to the existing business of Cake (other than to a nature and extent which is normal in the context of the business concerned or which is or could involve obligations which would or might reasonably be expected to be so restrictive) or which is not in the ordinary course of business; or

entered into, implemented, effected, authorized or proposed or announced its intention to enter into, implement, effect, authorize or propose any contract, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement other than in the ordinary course of business; or

waived or compromised any claim (other than in the ordinary course of business); or

entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior executives of Cake; or

entered into or varied or made any offer (which remains open for acceptance) to enter into or vary any contract for the management of the business or operations of Cake;

had any petition presented for its winding-up (voluntary or otherwise), dissolution or reorganization or for the appointment of a provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction or been declared "en etat de desastre"; or

been unable, or admitted in writing that it is unable, to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

made any alteration to its articles of incorporation, or other incorporation documents; or

entered into any agreement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition 2(d) other than in the ordinary course of business.

(e) Other Events Since the Accounting Date
In the period since the Accounting Date, save as Disclosed:

(i) no litigation or arbitration proceedings, prosecution, investigation or other legal proceedings having been announced, instituted, threatened or remaining outstanding by, against or in respect of, Cake is or may become a party (whether as claimant, defendant or otherwise) which in any case, would be likely to have an adverse effect on the financial position of Cake; and

(ii) no event, change or condition has occurred or become known to Cake which has resulted in or could be reasonably expected to have an adverse change or a deterioration in the business or assets or financial or trading position, assets, liabilities or profits or prospects of Cake; and

(iii) no enquiry or investigation by, or complaint or reference to, any relevant person or authority against or in respect of Cake having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of Cake which in any case, would be likely to have an adverse effect on the financial position of Cake; and

(iv) no contingent or other liability having arisen or become apparent or increased which in any case, would be likely to have an adverse effect on the financial position of Cake.

(f) Other Issues

Save as disclosed, Yellow not having discovered that (in each case to an extent which is adverse in the context of Cake):

(i) the financial, business or other information disclosed at any time by Cake, whether publicly or in the context of the Transaction either contained a misrepresentation of fact or omitted to state a fact necessary to make the information disclosed not misleading in any respect;

(ii) Cake has failed to comply with any applicable legislation or regulations of any jurisdiction with regard to the storage or transportation of uranium (whether or not the same constituted noncompliance with any such legislation or regulation, and wherever the same may have taken place), any of which would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of Cake; or

Part Two: Further Terms

1. Subject to the requirements of the Panel, Yellow reserves the right to unilaterally waive all or any of the Conditions contained in paragraphs 1(d); 1(e); 2(a); 2(b); 2(c); 2(d); 2(e); and 2(f), in whole or in part.

2. The Transaction is governed by the laws of the Island of Guernsey and is subject to the jurisdiction of the courts of the Island of Guernsey. The rules of the City Code, so far as they are appropriate, apply to the Transaction.

3. Yellow reserves the right to elect to implement the Transaction by way of a City Code Offer. In such event, such offer will be implemented on the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% in value of the Cake Shares affected (excluding any Cake Shares held as treasury shares), so far as applicable, as those which would apply to the Scheme.

4. Yellow shall be under no obligation to waive or treat as satisfied, and Cake shall be under no obligation to waive or treat as satisfied any of the Conditions in paragraph 2 by a date earlier than the latest date for satisfaction thereof, notwithstanding that the other Conditions of the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of the Conditions may not be capable of fulfilment.

5. If Yellow is required by the Panel to make an offer for Cake Shares under the provisions of Rule 9 of the City Code, Yellow may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

6. The Scheme will not proceed if, before the date of the Court Meeting, (or if the Transaction is implemented by means of a City Code Offer the Offer will lapse if, before the first closing date of the Offer or when the Offer becomes or is declared unconditional as to acceptances, whichever is the later) the Transaction is referred to the United Kingdom Competition Commission for

investigation under the United Kingdom Enterprise Act 2002 ("Enterprise Act"), or the European Commission either (i) initiates proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 ("Regulation")or (ii) makes a referral to a competent authority of the United Kingdom under Article 9.1 of the Regulation and there is a subsequent reference to the Competition Commission for investigation under the Enterprise Act or (iii) makes a referral to any other competent authority under Article 9.1 of the Regulation.

APPENDIX II
BASES AND SOURCES

Unless otherwise stated, the following constitute the bases and sources of information referred to in this announcement:

1. Financial information relating to Yellow has been extracted or derived (without material adjustment) from the following documents:
   - the annual information form of Yellow for the fiscal year ended 28 February 2009 (dated 6 May 2009);
   - the unaudited financial statements of Yellow for the interim fiscal period ending 31 August 2009;
   - the monthly statements of NAV as filed by Yellow on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities; and
   - relevant press releases filed by Yellow on the System for Electronic Data and Retrieval established by the Canadian securities regulatory authorities.

2. Financial information relating to Cake has been extracted or derived (without material adjustment) from the following documents:
   - the annual report and accounts of Cake for the fiscal years ended 30 June 2009 and 30 June 2008;
   - the monthly statements of NAV as announced by Cake on a Regulatory Information Service
   - relevant press releases announced by Cake on a Regulatory Information Service

3. The fully-diluted share capital of Yellow consists of 85,697,341 Yellow Shares currently in issue on ● January 2010 and no other shares to be issued under option.

4. The fully-diluted share capital of Cake (being 43,725,000 Cake Shares) is calculated on the basis of 41,250,000 Cake Shares in issue on ● January 2010, with a further maximum of 2,475,000 Cake Shares under option at an exercise price of £2.05 per Cake Share.

5. All prices for Yellow Shares have been sourced from the TSX, through Bloomberg, and represent the Closing Price on the relevant date or dates.

6. All trading volume data and volume-weighted trading prices for Yellow Shares have been sourced from the TSX, through Bloomberg.

7. All prices for Cake Shares have been sourced from AIM and the TSX, both through Bloomberg, and represent the Closing Price on the relevant date or dates.

8. All trading volume data and volume-weighted trading prices for Cake Shares have been sourced from AIM and the TSX, both through Bloomberg.

9. The Cake Share price performance in relation to its NAV has been calculated by comparing Cake's daily share price, sourced from AIM, to the monthly NAV statements published on a Regulatory Information Service.

10. The Yellow Share price performance in relation to its NAV has been calculated comparing Yellow's daily share price, sourced from the TSX, to the monthly NAV statements filed on the System for Electronic Document Analysis and Retrieval.

11. Exchange rate data presented in this announcement has been sourced from the Bank of Canada and represents the noon rate of exchange as posted by the Bank of Canada on the relevant date or dates.

APPENDIX III
DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:

"Accounting Date"	30 June 2009
"AIM"	AIM, a market operated by the London Stock Exchange;
"AIM Rules"	the rules of the London Stock Exchange for companies in relation to AIM;
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;
"Business Day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales, Guernsey and Canada) on which banks generally are open for business in the City of London, United Kingdom, the Island of Guernsey, and Toronto, Canada;
"Cake"	Cake Limited;
"Cake Shareholders"	holders of Cake Shares;
"Cake Shares"	ordinary shares of $0.01 each in the capital of Cake;
"Canaccord"	Canaccord Adams Limited;
"Cdn$"	Canadian dollars, or the lawful currency of Canada from time to time;
"City Code"	the City Code issued by the Panel from time to time;
"City Code Offer"	a contractual takeover offer made by Yellow to the Cake Shareholders pursuant to the City Code and Part XVIII of the Companies Law 2008 to acquire all of the issued and to be issued shares of Cake not already held by Yellow;

"Closing Price"	for a Cake Share, the closing middle market quotation of a Cake Share as derived from the Daily Official List or the London Stock Exchange's website and, for a Yellow Share, the closing price of a Yellow Share on the TSX;
"Companies Law 2008"	means The Companies (Guernsey) Law, 2008 (as amended) of the Island of Guernsey;
"Conditions"	certain of the terms and conditions to the implementation of the Transaction, as set out in Appendix I;
"Cormark"	Cormark Securities Inc.;
"Court"	Royal Court of Guernsey (sitting as an Ordinary Court);
"Court Meeting"	the meeting (including any adjournment thereof) of the holders of the Scheme Shares (or the relevant class or classes thereof) and persons held to be in the same class, as convened by order of the Court under section 107 of the Companies Law 2008 to consider and vote on the Scheme;
"Court Order(s)"	the order(s) of the Court;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Daily Official List"	the daily official list of the London Stock Exchange;
"Directors" or "Board"	the directors or the board of directors of the relevant entity;

"Disclosed"	• as disclosed in the Cake Disclosure Documents (including the Cake Financial Statements); • as disclosed in this announcement; or • as otherwise fairly disclosed in writing to Yellow or its advisors by or on behalf of Cake in a letter delivered by Cake to Yellow prior to the date of this announcement;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Encumbrances"	liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature;
"FSA"	Financial Services Authority Limited;
"£"	pounds sterling, or the lawful currency of the United Kingdom from time to time;
"IIROC"	the Investment Industry Regulatory Organization of Canada;
"Implementation Agreement"	the agreement dated ● January 2010 between Yellow and Cake;
"London Stock Exchange"	London Stock Exchange plc;
"Manager"	Denison Mines Inc., the manager of Yellow;
"Meetings"	the Court Meeting and any meeting of the Cake Shareholders required in connection with the Transaction;
"NAV" or "Net Asset Value"	a measure used to evaluate performance calculated by aggregating the current market values of uranium holdings, plus cash and any other assets and deducting any outstanding payables, indebtedness and other liabilities;

"New Yellow Shares"	new common Yellow Shares to be issued in connection with the Transaction;
"Offer"	the proposed recommended offer to be made by Yellow on the terms and subject to the conditions to be set out in the Offer Document to acquire the Cake Shares and, where the context admits, any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	the document which would be despatched to Cake Shareholders, amongst others, if Yellow elects to implement the Transaction by means of City Code Offer together with any form of acceptance;
"Panel"	the Panel on Takeovers and Mergers;
"Person"	includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
"Regulatory Information Service"	an information dissemination provider approved by the FSA and whose name is set out in a list maintained by the FSA;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under Part VIII of the Companies Law 2008 to be proposed by Cake to the holders of the Scheme Shares in connection with the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Cake and Yellow;

"Scheme Documents"	the circular to be addressed to, amongst others, Cake Shareholders together with, among other things, the Scheme, the notices of the Meetings and proxy forms in respect of the Meeting and any other document required in connection with the Scheme;
"Scheme Record Time"	the time and date specified in the Scheme Documents by reference to which the entitlements of the Cake Shareholders under the Scheme will be determined, expected to be 18:00 on the Business Day before the Scheme becomes effective;
"Scheme Shares"	the Cake Shares: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the voting record time in respect of the Court Meeting; and (c) (if any) issued on or after the voting record time in respect of the Court Meeting but before the Effective Date in respect of which the original or any subsequent holders thereof are bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, in each case other than any Cake Shares held by Yellow;
"Securities Act"	the United States Securities Act of 1933, as amended;

"Superior Proposal"	a bona fide Acquisition Proposal, by any third Person directly or indirectly that the board of directors of Cake determines in good faith (which determination, with respect to item (iii) below, has been confirmed by Cake's Rule 3 advisor), in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such offer or proposal and the Person making such proposal; (ii) is not subject to any financing condition of a type or nature that the Proposal is not subject to; and (iii) would, if consummated in accordance with its terms, be more favourable to the Cake Shareholders than the Proposal, as it may be amended;
"TSX"	Toronto Stock Exchange;
"Transaction"	the proposed acquisition of the entire issued and to be issued ordinary share capital of Cake by Yellow on the terms described in this announcement (or any subsequent revision or variation of such terms) to be effected by way of the Scheme or, should Yellow so elect, by way of a City Code Offer;
"United Kingdom"	United Kingdom of Great Britain and Northern Ireland;
" US" or "United States"	United States of America, its territories and possessions, any state in the United States of America and the District of Columbia;
"US$"	US dollars, or the lawful currency of the United States of America from time to time;
"Yellow"	Yellow Participation Corporation;

"Yellow Group"	Yellow, its subsidiaries and subsidiary undertakings;
"Yellow Meeting"	the extraordinary meeting of the Yellow Shareholders called to consider the issuance of the New Yellow Shares;
"Yellow Shareholders"	holders of Yellow Shares; and
"Yellow Shares"	common shares without par value in the capital of Yellow.

All references to time in this announcement are to London time unless otherwise stated.

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